PARK NATIONAL CORPORATION

2013 ANNUAL REPORT

PARK NATIONAL CORPORATION

CENTURY NATIONAL BANK

FAIRFIELD NATIONAL BANK

Farmers Bank — Farmers and Savings Bank

FIRST-KNOX NATIONAL BANK

GUARDIAN FINANCE COMPANY

PARK NATIONAL BANK

PARK NATIONAL BANK

Richland Bank

SECOND NATIONAL BANK

Scope Aircraft Finance

SECURITY NATIONAL BANK

United Bank

Unity National Bank



Williams
Fulton
Lucas
Ottawa
Defiance
Henry
Wood
Sandusky
Erie
Lorain
Cuyahoga
Lake
Geauga
Ashtabula
Trumbull
Paulding
Putnam
Hancock
Seneca
Huron
Medina
Summit
Portage
Mahoning
Van Wert
Allen
Wyandot
Crawford
Richland
Ashland
Wayne
Stark
Columbiana
Mercer
Auglaize
Hardin
Marion
Morrow
Holmes
Tuscarawas
Carroll
Jefferson
Logan
Shelby
Union
Delaware
Knox
Coshocton
Harrison
Darke
Miami
Champaign
Franklin
Licking
Muskingum
Guernsey
Belmont
Clark
Madison
Noble
Monroe
Preble
Mont gomery
Greene
Fayette
Pickaway
Fairfield
Perry
Morgan
Washington
Butler
Warren
Clinton
Hocking
Ross
Vinton
Athens
Hamilton
Clermont
Highland
Pike
Jackson
Meigs
Adams
Brown
Scioto
Gallia
Lawrence
Boone
Kenton
Campbell
Kentucky

Century National Bank

Fairfield National Bank

Farmers Bank

First-Knox National Bank

The Park National Bank

Park National Bank

Southwest Ohio & Northern Kentucky

Richland Bank

Second National Bank

Security National Bank

United Bank

Unity National Bank

Ⓢ Scope Aircraft Finance

Ⓖ Guardian Finance Company

TABLE OF CONTENTS

One of our primary internal targets for 2013 was to generate net income with a leading number of "8". We were close but, as they say at the carnival, no cigar was won.

Net income last year was $77.2 million, compared to $78.6 million in 2012.

While perhaps disappointing on the surface, 2012 results included the gain on the sale of the Vision Bank business, which added approximately $14.4 million (after tax) to 2012 net income. So, comparing performance without the gain from the sale in 2012, 2013 net income was 20% more than 2012. While a bit short of our internal target, we are generally pleased with 2013 results.

Net income in 2013 was $5.01 per diluted common share, compared to $4.88 per diluted common share in 2012 and $4.95 per diluted common share in 2011. Diluted net income per common share increased by 2.7% in 2013 compared to 2012.

The summary below is instructive as to Park's results over the past three years:

(In thousands)	**2013**	2012	2011
Net income (as reported)	**$77,227**	$78,630	$82,140
Security gains (after tax)	—	—	18,739
Sale of Vision Bank business (after tax)	—	14,409	—
Net income, excluding gains	**$77,227**	$64,221	$63,401

The dramatic improvement in the Net income, excluding gains identified in the above table was due to continued strong performance of our Ohio-based affiliates coupled with success at SE Property Holdings, LLC (SEPH). SEPH is our wholly-owned subsidiary charged with liquidating the legacy assets remaining after the sale of the Vision Bank business in 2012. Below is a comparison of the results of SEPH over the past three years, which include results of the Vision Bank subsidiary during the periods referenced:

(In thousands)	**SEPH 2013**	SEPH/Vision 2012	SEPH/Vision 2011
Net income (loss)	**$142**	$(12,221)	$(25,837)
Security gains (after tax)	—	—	3,377
Sale of Vision Bank business (after tax)	—	14,409	—
Net income (loss), excluding gains	**$142**	$(26,630)	$(29,214)

The improvement for SEPH in 2013 was largely due to $11.8 million of net recoveries of previously charged-off loans. SEPH also realized $2 million of other income in 2013 as a result of net gains from the sale of Other Real Estate Owned (OREO).

The table below identifies the reduction in troubled assets retained by SEPH following the sale of the Vision Bank business on February 16, 2012:

(In thousands)	**SEPH 2013**	SEPH/Vision 2012	SEPH/Vision 2011
Nonperforming loans	**$36,108**	$55,292	$101,380
OREO	**23,224**	21,003	29,032
Total nonperforming assets	**$59,332**	$76,295	$130,412

While work remains to be done, we are pleased with the progress made since the sale of the Vision Bank business was announced in late 2011.

Last year, we brought to your attention the leadership Tom Button has provided in addressing these problem assets. Working with Tom are Brett Baumeister, president of our Unity National Bank Division, Frank Wagner, Executive Vice President of our Richland Bank Division, and Bryan Campolo, Jennifer Corbitt and Deborah Ard who are employed by our SEPH subsidiary. We are grateful these folks have produced the results you see summarized above; we look forward to redeploying their talents here in Ohio.

Another strong driver of our success last year was adding quality loans to our portfolios. Total loans at The Park National Bank (PNB) grew by $190 million last year compared to December 31, 2012, a 4.3% increase. Interest rates continue to be very low. PNB's bank divisions have plenty of money to loan and our lenders are eager to serve customers and prospects alike. Park's banking model is singularly unique in Ohio which goes a long way towards attracting and retaining our great customers.

For the first time in our history, late last year combined trust assets at our PNB bank divisions exceeded $4 billion. These assets are in addition to and separate from the $6.6 billion in assets of Park and reflect confidence in the skills of our trust administration, wealth and asset management, employee benefit plan administration and various agency and custodial services offered. Market conditions in general were favorable last year. This helped fuel the record level of year-end assets. We'll accept all the help we can get from external sources, such as positive market dynamics. A record level of trust assets helped generate a record level of fiduciary revenue for Park in 2013.

Last year, we included with this letter a graph of the total return for Park during the previous five years. A graph with 2013 data follows, beginning with December 31, 2008, which was near the bear market low over the previous 12 years. Park continues to compare favorably with the NASDAQ Bank Stocks Index as well as the SNL Bank and Thrift Index.


250
225
200
175
150
125
100
75
50
Index Value
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13

	PERIOD ENDING					
Index	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13
Park National Corporation	100.00	87.39	114.53	109.23	114.75	158.86
NYSE MKT Composite Index	100.00	135.58	170.28	180.99	192.95	205.80
NASDAQ Bank Stocks Index	100.00	83.70	95.55	85.52	101.50	143.84
SNL Bank and Thrift Index	100.00	98.66	110.14	85.64	115.00	157.46

Last year, your board of directors approved cash dividends with respect to common shares at the historical level of $3.76 per share. Dividend consistency, reducing troubled assets and generating respectable levels of net income generally helps positively influence common stock valuation. Higher values relative to other financial institution holding companies in turn help position Park to explore the possibility of attracting other banks and bank holding companies to join the Park organization. We quickly admit prospects are more intriguing and promising than they have been over the past several years.

In an increasingly demanding regulatory environment, we have much to offer smaller banking organizations. We have demonstrated the ability to respond quickly and professionally to new regulatory requirements. And we have the further benefit of scale in talent and size to offer to other organizations in the future.

As we stated last year, Bill McConnell long ago taught us that strong capital (we have it), good earnings (we have them) and talented associates (we have them, too) supply the right ingredients for growth. We believe we can again consider capitalizing on opportunities to reasonably expand our presence in markets in Ohio and perhaps beyond our state lines.

Another very strong attribute of Park, for customers and prospects alike, is the continued improvement in our technology platform. To cite just two examples, last year we upgraded our voice and data communications system and launched an enhanced version of mobile banking. Strategic investments in technology have improved our security and dependability, and positioned us to become even more competitive with much larger banking companies.

Initially unsure of the extent to which our customers would embrace our new mobile banking app, it soon became clear our customers were excited about the new technology. Mobile banking usage exceeded our expectations and industry norms. We suspect our customer reaction is a precursor of future banking habits and needs.

We continue our unwavering focus on delivering extraordinary customer service. We train and practice ways to improve results with customers, virtually every day. We produce a disciplined and concise message for all associates who participate in a daily exercise that emphasizes our 15 distinct service standards. Service excellence is the core foundation of our success.

Results of our frequent customer surveys, at each PNB bank division, remain superb. There remains a positive correlation between delivering great customer service and the strong results at each of our divisions.

We also surveyed our associates last year (an engagement survey intended to measure the degree to which our associates understand, embrace and actively promote our organization's agenda) and the results were quite good. There is always room for improvement, but collectively, our associates feel pretty good about who we are, what we stand for, what we do, and how we do it.

We are sad to acknowledge that William A. Phillips passed away on June 29th last year. Bill served our Century National Bank Division headquartered in Zanesville for nearly five decades, and for many of those years, as the Chief Executive Officer (CEO). He was a member of the Park board from 1990 until his retirement in 2011. Bill is missed by his many friends and family, and as a trusted advisor to all of us who knew and worked with him.

Leadership transitions nearly always bring opportunities. We have several to report.

We remember when Tom Lyall succeeded Bill Phillips as CEO at Century National Bank in 1998. Bill prepared Tom for his succession, just as Tom prepared Pat Nash to be his successor in April 2013. Pat is now CEO and President of our Century National Bank Division. Tom remains as the Chairman of the Board of Century, a pattern identical to how Bill and Tom transitioned their leadership over 15 years ago. Pat is well suited to be Century's CEO. And for the record, he did a great job in his first 8 months on the job.

Last year saw the conclusion of Ken Gosche's successful 15-year career at the Farmers & Savings Bank Division based in Loudonville, Ohio. Ken served the last few years as President of Farmers, and we wish him the very best in his retirement. Brian Hinkle was named as Ken's replacement and took over for Ken on January 1, 2014. We look forward to working with Brian, a resident of Loudonville and a 9-year veteran of Farmers.

Lynn Fawcett, senior vice president of PNB, plans to retire later this spring. Lynn has a long and storied history with Park, beginning his banking career at our First-Knox National Bank Division in Mount Vernon. Shortly after First-Knox joined Park in 1997, Lynn, a CPA, joined the accounting team at Park, and has had several responsibilities since, including chief internal auditor and the head of our deposit and retail loan service centers. We wish Lynn the very best in his upcoming retirement, and we welcome Linda Harris from our Fairfield National Bank Division as she assumes many of Lynn's former responsibilities.

Bill Wilson, the longest tenured senior vice president of PNB, plans to make his retirement "official" in March 2014. Bill moved to part-time status in September 2013 in anticipation of his retirement, and agreed to work for several more months to facilitate a solid transition of his responsibilities to Bob Kent as our senior lender for Licking County. Bob has other significant responsibilities as well, including heading up our specialty finance lines of business operated out of our Columbus, Ohio office.

Bill has earned his retirement...over 40 years of service, and the last 20 or so as our most prolific lender and virtually an icon of commercial banking in Licking County. We shall miss him and wish him the very best.

Effective January 1, 2014, David Trautman assumed the leadership of both Park National Corporation and The Park National Bank. In terms of titles, he became President and Chief Executive Officer of both. Dan DeLawder continues as Chairman, but is no longer the boss. To quote from our 1998 Letter to our Shareholders "Leadership transitions are sometimes difficult, often awkward." The quote captured the sentiments of Bill McConnell and Dan DeLawder when Dan assumed the CEO role in 1999.

Continuing from 1998: "The two of us are not quite certain how all this will play out, but we know we can make it work. We've worked together in harmony for a lot of years and intend to continue. Besides, we have a model for such a transition in our experience when John Alford stepped down as CEO. John provided a role model for us in lots of ways."

David and Dan have at least two highly successful predecessor models to emulate.

David's charge is clear...he is to continue and improve upon the record of a successful financial services enterprise. While this may be clear, it is anything but easy. Fortunately, an extremely talented and dedicated leadership team is in place to assist him.

The new role for Dan as Chairman is not nearly as important. The trick for Dan is to use whatever judgment he has developed over the years to the benefit of Park, to work to be an agent of, and not an impediment to, progress and change, while remembering at all times who is in charge.

We close this message on an upbeat note regarding the future. We remain excited about the prospects for Park. The banking industry is in more favor as an investment alternative than it was a year ago, and economic conditions continue an ever-so-slow march toward recovery, which should provide more opportunities in 2014.

We are truly blessed to work with associates who consistently demonstrate the highest levels of integrity in all that is done, with an unselfish, customer-first focus. It is an honor and privilege to represent our associates and our organizations to the communities we serve.

Your continued support as shareholders is valued and welcomed. We and our colleagues are delighted to serve you and the prospects you may send our way. We will go all out to make you proud.

C. Daniel DeLawder
Chairman of the Board

David L. Trautman
Chief Executive Officer and President

(In thousands, except per share data)	2013	2012	Percent Change
Earnings:			
Total interest income	**$ 262,947**	$ 285,735	−7.98%
Total interest expense	**41,922**	50,420	−16.85%
Net interest income	**221,025**	235,315	−6.07%
Net income available to common shareholders (x)	**77,227**	75,205	2.69%
Per Share:			
Net income per common share – basic (x)	**5.01**	4.88	2.66%
Net income per common share – diluted (x)	**5.01**	4.88	2.66%
Cash dividends declared	**3.76**	3.76	—
Common book value (end of period)	**42.29**	42.20	0.21%
At Year-End:			
Total assets	**$6,638,347**	$6,642,803	−0.07%
Deposits	**4,789,994**	4,716,032	1.57%
Loans	**4,620,505**	4,450,322	3.82%
Investment securities	**1,424,234**	1,581,751	−9.96%
Total borrowings	**1,132,820**	1,206,076	−6.07%
Total shareholders' equity	**651,747**	650,366	0.21%
Ratios:			
Return on average common equity (x)	**11.96%**	11.41%	4.82%
Return on average assets (x)	**1.15%**	1.11%	3.60%
Efficiency ratio	**63.78%**	57.07%	11.76%

(x) Reported measure uses net income available to common shareholders. Net income available to common shareholders is calculated as net income less preferred share dividends and accretion, associated with the preferred shares issued to the U.S. Treasury under the Capital Purchase Program.

STOCK LISTING:

NYSE MKT Symbol – PRK
CUSIP #700658107

GENERAL SHAREHOLDER INQUIRIES:

Park National Corporation
Brady T. Burt, Secretary
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3927

DIVIDEND REINVESTMENT PLAN:

The Corporation offers a plan whereby participating shareholders can purchase additional Park National Corporation common shares through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. Details of the plan and an enrollment card can be obtained by contacting the Corporation's Stock Transfer Agent and Registrar as indicated below.

DIRECT DEPOSIT OF DIVIDENDS:

The Corporation's shareholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all shareholders. If you have any questions or need an enrollment form, please contact the Corporation's Stock Transfer Agent and Registrar as indicated below.

STOCK TRANSFER AGENT AND REGISTRAR:

The Park National Bank Shareholder Services
located at First-Knox National Bank,
Division of The Park National Bank
Post Office Box 1270
One South Main Street
Mount Vernon, Ohio 43050-1270
740/399-5208, 800/837-5266 Ext. 5208
shareholderservices@firstknox.com

FORM 10-K:

All forms filed by the Corporation with the SEC (including our Form 10-K for 2013) are available on our website by clicking on the "Documents/SEC Filings" section of the "Investor Relations" page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above.

INTERNET ADDRESS:

www.parknationalcorp.com

E-MAIL:

Brady T. Burt
bburt@parknationalbank.com

PARK NATIONAL CORPORATION

Total Financial Service Centers: 129
Total ATMs: 144
Website: ParkNationalCorp.com
Asset Size: $6.6 billion
Headquarters: Newark, Ohio
NYSE MKT: PRK



Donna M. Alvarado
President
AGUILA International



Maureen H. Buchwald
Owner
Glen Hill Orchards, LLC



Brady T. Burt
Chief Financial Officer
Park National Corporation



C. Daniel DeLawder
Chairman
Park National Corporation



Harry O. Egger
Vice Chairman
Park National Corporation



F.W. Englefield, IV
President
Englefield, Inc.



Stephen J. Kambeitz
President and CFO
RC Olmstead



William T. McConnell
Chairman of the
Executive Committee



Timothy S. McLain
Vice President
McLain, Hill, Rugg &
Associates, Inc.



Dr. Charles Noble, Sr.
Retired
Shiloh Missionary
Baptist Church



John J. O'Neill
Chairman
Southgate Corporation



Robert E. O'Neill
President
Southgate Corporation



Rick R. Taylor
President
Jay Industries, Inc.



David L. Trautman
President
Park National Corporation



Lee Zazworsky
President
Mid State Systems, Inc.

Officer Listing

Chairman of the Executive Committee
William T. McConnell

Chairman
C. Daniel DeLawder

Vice Chairman
Harry O. Egger

President
David L. Trautman

Chief Financial Officer
Brady T. Burt

CENTURY NATIONAL BANK
Division of The Park National Bank

Offices: 16 **ATMs:** 14
Website: CenturyNationalBank.com
Phone: 740.454.2521 or 800.321.7061
Facebook: /CenturyNationalBank
Chairman: Thomas M. Lyall
President: Patrick L. Nash
Counties Served: Athens, Coshocton, Hocking, Muskingum, Perry, Tuscarawas

Main Office - Zanesville
14 South Fifth Street
Post Office Box 1515
Zanesville, Ohio 43702-1515
740.454.2521

Athens*
898 East State Street
Athens, Ohio 45701-2115
740.593.7756

Coshocton*
100 Downtowner Plaza
Coshocton, Ohio 43812-1921
740.623.0114

Dresden*
91 West Dave Longaberger Avenue
Dresden, Ohio 43821-9726
740.754.2265

Logan*
61 North Market Street
Logan, Ohio 43138-1272
740.385.5621

New Concord*
1 West Main Street
New Concord, Ohio 43762-1218
740.826.7676

New Lexington*
206 North Main Street
New Lexington, Ohio 43764-1263
740.342.4103

Newcomerstown*
220 East State Street
Newcomerstown, Ohio 43832-1451
740.498.4103

Zanesville - Consumer Lending and Collections Center
33 South Fifth Street
Zanesville, Ohio 43701-3510
740.455.7260

Zanesville - East*
1705 East Pike
Zanesville, Ohio 43701-6601
740.455.7305

Zanesville - Kroger*
3387 Maple Avenue
Zanesville, Ohio 43701-1338
740.455.7326

Zanesville - Lending Center*
505 Market Street
Zanesville, Ohio 43701-3610
740.454.6892

Zanesville - North*
1201 Brandywine Boulevard
Zanesville, Ohio 43701-1086
740.455.7285

Zanesville - North Military*
990 Military Road
Zanesville, Ohio 43701-1387
740.454.8505

Zanesville - South*
2127 Maysville Avenue
Zanesville, Ohio 43701-5748
740.455.7301

Zanesville - South Maysville*
2810 Maysville Pike
Zanesville, Ohio 43701-8577
740.455.3169

*Includes Automated Teller Machine



Tuscarawas County
Coshocton County
Coshocton
Newcomerstown
Dresden
New Concord
Zanesville [9]
Muskingum County
Perry County
New Lexington
Logan
Hocking County
Athens
Athens County

CENTURY
NATIONAL BANK
DIVISION OF THE PARK NATIONAL BANK

Advisory Board

Michael L. Bennett
Second Capital Consulting, LLC

Ronald A. Bucci
Stoneware Properties and General Graphics Promotional Products, LLC

Clint W. Cameron
Cameron Drilling

Ward D. Coffman, III
Coffman Law Offices

Robert D. Goodrich, II
Retired, Wendy's Management Group, Inc.

Patrick L. Hennessey
P&D Transportation, Inc.

Henry C. Littick, II
Southeastern Ohio Broadcasting Systems, Inc.

Thomas M. Lyall
Chairman, Century National Bank

Timothy S. McLain, CPA
McLain, Hill, Rugg and Associates, Inc.

Patrick L. Nash
President,
Century National Bank

Thomas L. Sieber
Retired, Hospital Administrator

Dr. Anne C. Steele
Muskingum University

Dr. Robert J. Thompson
Neurological Associates of Southeastern Ohio, Inc.

Officer Listing

Chairman
Thomas M. Lyall

President
Patrick L. Nash

Senior Vice Presidents
James C. Blythe
Barbara A. Gibbs
Michael F. Whiteman

Vice Presidents
Joseph P. Allen
Derek A. Boothe
Theresa M. Gilligan
Brian E. Hall
Janice A. Hutchison
Jeffrey C. Jordan
Brian G. Kaufman
Bruce D. Kolopajlo
Mark A. Longstreth
Rebecca R. Porteus
Jody D. Spencer*
Thomas N. Sulens

Assistant Vice Presidents
Ann M. Gildow
Susan A. Lasure
Karen D. Lowe
Jodi C. Pagath
Terri L. Sidwell
Cynthia J. Snider

Banking Officers
Stephen A. Haren
Amy M. Pinson

Administrative Officers
Molly J. Allen
Jana R. Brandon
Jessica L. Cranz
Lynn M. Garrison
Amber M. Gibson
Noelle K. Jarrett
Sandra D. Jones
Alaina J. Joseph
Paula L. Meadows
William J. Murphy**
Saundra W. Pritchard
Emila S. Smith
Beth A. Stillwell
Susan L. Summers
Elaine L. White

*Trust Officer
**Assistant Trust Officer

FAIRFIELD NATIONAL BANK

DIVISION OF THE PARK NATIONAL BANK

Offices: 11 **ATMs:** 15
Website: FairfieldNationalBank.com
Phone: 740.653.7242 or 800.324.7353
Facebook: /FairfieldNationalBank
President: Stephen G. Wells
Counties Served: Fairfield, Franklin

Main Office - Lancaster
143 West Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740.653.7242

Main Office Drive-Thru*
150 West Wheeling Street
Lancaster, Ohio 43130-3707
740.653.7242

Baltimore*
1301 West Market Street
Baltimore, Ohio 43105-1044
740.862.4104

Canal Winchester - Kroger*
6095 Gender Road
Canal Winchester, Ohio 43110
614.920.2454

Lancaster - East Main*
1001 East Main Street
Lancaster, Ohio 43130
740.653.5598

Lancaster - East Main Street - Kroger*
1141 East Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740.653.9375

Lancaster - Meijer*
2900 Columbus-Lancaster Road
Post Office Box 607
Lancaster, Ohio 43130-0607
740.687.1000

Lancaster - Memorial Drive*
1280 North Memorial Drive
Lancaster, Ohio 43130
740.653.1422

Lancaster - West Fair*
1001 West Fair Avenue
Lancaster, Ohio 43130
740.653.1199

Pickerington - Central - Kroger*
1045 Hill Road North
Pickerington, Ohio 43147
614.759.1522

Pickerington - North - Kroger**
7833 Refugee Road NW
Pickerington, Ohio 43147
614.833.5613

Reynoldsburg - Slate Ridge*
1988 Baltimore-Reynoldsburg Road
(Route 256)
Reynoldsburg, Ohio 43068
614.868.1988

Off-Site ATM Locations

Lancaster - Fairfield Medical Center (2)
401 North Ewing Street

Lancaster - Ohio University - Lancaster
1570 Granville Pike

*Includes Automated Teller Machine
**Includes Automated Teller Machine Drive-up and Inside



Franklin County
Reynoldsburg
Pickerington [2]
Canal Winchester
Baltimore
Fairfield County
Lancaster [6]

FAIRFIELD NATIONAL BANK

DIVISION OF THE PARK NATIONAL BANK

Advisory Board

Charles P. Bird, Ph.D.
Retired, Ohio University

Dean DeRolph
Kumler Collision and Automotive

Jennifer Johns Friel
Midwest Fabricating Company

Leonard F. Gorsuch
Fairfield Homes, Inc.

Eleanor V. Hood
The Lancaster Festival

James McLain, II
McLain, Hill, Rugg and Associates, Inc.

Jonathan W. Nusbaum, M.D.
Retired, Surgeon

S. Alan Risch
Risch Drug Stores, Inc.

Mina H. Ubbing
Healthcare Executive

Paul Van Camp
P.V.C. Limited

Stephen G. Wells
President, Fairfield National Bank

Officer Listing

President
Stephen G. Wells

Senior Vice President
Timothy D. Hall

Vice Presidents
Richard E. Baker, II
Daniel R. Bates
Linda M. Harris
Scott A. Reed
Laura F. Tussing*

Assistant Vice Presidents
Molly S. Bates
Jamey L. Binkley
Trudy M. Reeb
Kim I. Sheldon
Heather N. Wiley

Banking Officers
Grace R. Cline
Andrew J. Connell
Daniel J. Fawcett
Melissa J. McMullen
Michael D. Mitchell
Cynthia A. Moore
Sean P. Murnane
Jason A. Saul
Luann K. Snyder
Allison G. Spangler
Tina L. Taley

Administrative Officers
Vincent E. Carpico
Eric W. Croft
EJ Gurile, III
Tiffany J. Ruckman
Jessica L. Seipel

*Trust Officer

FarmersBank

Farmers and Savings Bank

DIVISION OF THE PARK NATIONAL BANK

Offices: 3 **ATMs:** 4
Website: FarmersandSavings.com
Phone: 419.994.4115 or 855.345.0899
Facebook: /FarmersBank
President: Kenneth G. Gosche
County Served: Ashland

Main Office - Loudonville*
120 North Water Street
Post Office Box 179
Loudonville, Ohio 44842-0179
419.994.4115

Ashland*
1161 East Main Street
Ashland, Ohio 44805-2831
419.281.1590

Perrysville*
112 North Bridge Street
Post Office Box 156
Perrysville, Ohio 44864-0156
419.938.5622

Off-Site ATM Location
Loudonville - Stake's Short Stop
3052 State Route 3

*Includes Automated Teller Machine



Ashland County
Ashland
Perrysville
Loudonville

Advisory Board

Patricia A. Byerly
Retired, Byerly-Lindsey Funeral Home

Timothy R. Cowen
Cowen Truck Line, Inc.

Kenneth G. Gosche
President, Farmers and Savings Bank

Roger E. Stitzlein
Loudonville Farmers Equity

Chris D. Tuttle
Amish Oak Furniture Company, Inc.

Gordon E. Yance
Chairman of the Board, First-Knox National Bank

Officer Listing

President
Kenneth G. Gosche

Executive Vice President
Brian R. Hinkle

Vice Presidents
Sharon E. Blubaugh
George T. Keffalas

Assistant Vice President
Gregory A. Henley

Banking Officer
Todd A. Geren

FIRST-KNOX NATIONAL BANK

DIVISION OF THE PARK NATIONAL BANK

...Someone you can trust®

Offices: 10 **ATMs:** 17
Website: FirstKnox.com
Phone: 740.399.5500 or 800.837.5266
Facebook: /FirstKnoxNationalBank
President: Vickie A. Sant
Counties Served: Holmes, Knox, Morrow, Richland

Main Office - Mount Vernon
One South Main Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270
740.399.5500

Bellville*
154 Main Street
Bellville, Ohio 44813-1237
419.886.3711

Centerburg*
35 West Main Street
Post Office Box F
Centerburg, Ohio 43011-0870
740.628.6136

Danville*
4 South Market Street
Post Office Box 29
Danville, Ohio 43014-0029
740.599.6686

Fredericktown*
137 North Main Street
Fredericktown, Ohio 43019-1109
740.694.2035

Millersburg*
225 North Clay Street
Millersburg, Ohio 44654-1101
330.674.2610

Mount Gilead
17 West High Street
Mount Gilead, Ohio 43338-1212
419.946.9010

Mount Gilead - Edison*
504 West High Street
Mount Gilead, Ohio 43338-1296
419.947.4686

Mount Vernon - Blackjack Road*
8641 Blackjack Road
Mount Vernon, Ohio 43050-9485
740.399.5260

Mount Vernon - Coshocton Avenue*
810 Coshocton Avenue
Mount Vernon, Ohio 43050-1922
740.397.5551

Mount Vernon - Operations Center
105 West Vine Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270
740.399.5500

Off-Site ATM Locations

Fredericktown - Fast Freddies
89 South Main Street

Gambier - Kenyon College Bookstore
106 Gaskin Avenue

Howard - Apple Valley
21973 Coshocton Road

Millersburg - BAGS
88 East Jackson Street

Mount Gilead - Morrow County Hospital
651 West Marion Road

Mount Vernon - Colonial City Lanes
110 Mount Vernon Avenue

Mount Vernon - COTC - Ariel Hall
236 South Main Street

Mount Vernon - Knox Community Hospital
1330 Coshocton Road

Mount Vernon
11 West Vine Street

*Includes Automated Teller Machine


Richland County
Bellville
Mount Gilead [2]
Morrow County
Fredericktown
Danville
Mount Vernon [3]
Centerburg
Knox County
Holmes County
Millersburg

FIRST-KNOX NATIONAL BANK
Division of The Park National Bank
...Someone you can trust®

Advisory Board

Maureen H. Buchwald
Glen Hill Orchards, LLC

James J. Cullers
Mediation and Arbitration Services

Ronald J. Hawk
Danville Feed and Supply, Inc.

William B. Levering
Levering Management, Inc.

Daniel L. Mathie
Critchfield, Critchfield & Johnston, Ltd.

Noel C. Parrish
NOE, Inc.

Mark R. Ramser
Ohio Cumberland Gas Co.

Vickie A. Sant
President, First-Knox National Bank

R. Daniel Snyder
Retired Director, Snyder Funeral Homes, Inc.

Roger E. Stitzlein
Loudonville Farmers Equity

Gordon E. Yance
Chairman, Retired President, First-Knox National Bank

Officer Listing

Chairman
Gordon E. Yance

President
Vickie A. Sant

Senior Vice Presidents
Cheri L. Butcher*
Julie A. Leonard
Mark P. Leonard
W. Douglas Leonard

Vice Presidents
Robert E. Boss
Cynthia L. Higgs
James W. Hobson
Jesse L. Marlow
Jerry D. Simon
Joan M. Stout
Todd P. Vermilya

Assistant Vice Presidents
Barbara A. Barry
Mark D. Blanchard
Heather A. Brayshaw
Phyllis D. Colopy
Rachelle E. Dallas
Deborah S. Dove
Debra E. Holiday
R. Edward Kline
James S. Meyer

Banking Officers
Dusty C. Au
Nicholas R. Blanchard
Lance E. Dill
Wendi M. Fowler*
Todd M. Hawkins
David E. Humphrey
Mary A. Loyd
Sherry L. Snyder

Administrative Officers
Nicole S. Au
Gabriel J. Aufrance
Levi D. Curry
Deborah J. Daniels
Krystal E. Drye
Kassandra L. Hoeflich
Cynthia K. Hogle
Erin C. Kelty
Jeffrey A. Kinney
Darrell E. Lee
Paulina S. McQuigg
Tiffany D. Stefano

*Trust Officer

PARK NATIONAL BANK

Offices: 18 **ATMs:** 23
Website: ParkNationalBank.com
Phone: 740.349.8451 or 888.545.4762
Facebook: /ParkNationalBank
Chairman: C. Daniel DeLawder
President: David L. Trautman
Counties Served: Franklin, Licking

Main Office - Newark*
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740.349.8451

Columbus
140 East Town Street, Suite 1400
Columbus, Ohio 43215
614.228.0063

Gahanna - Kroger*
1365 Stoneridge Drive
Gahanna, Ohio 43230
614.475.5213

Granville*
119 East Broadway
Granville, Ohio 43023
740.587.0238

Heath - Southgate*
567 Hebron Road
Heath, Ohio 43056
740.522.3176

Heath - 30th Street*
800 South 30th Street
Heath, Ohio 43056
740.522.5693

Hebron*
103 East Main Street
Post Office Box 268
Hebron, Ohio 43025
740.928.2691

Johnstown*
60 West Coshocton Street
Post Office Box 446
Johnstown, Ohio 43031
740.967.1831

Kirkersville
177 East Main Street
Post Office Box 38
Kirkersville, Ohio 43033
740.927.2301

Newark - Deo Drive - Kroger*
245 Deo Drive, Suite A
Newark, Ohio 43058
740.349.3946

Newark - Dugway*
1495 Granville Road
Newark, Ohio 43055
740.349.3947

Newark - Eastland*
1008 East Main Street
Newark, Ohio 43055
740.349.3942

Newark - McMillen*
1633 West Main Street
Newark, Ohio 43055
740.349.3944

Newark - 21st Street*
990 North 21st Street
Newark, Ohio 43055
740.349.3943

Pataskala - Kroger**
350 East Broad Street
Pataskala, Ohio 43062
740.927.8113

Reynoldsburg - Kroger*
8460 East Main Street
Reynoldsburg, Ohio 43068
614.861.7074

Utica*
33 South Main Street
Post Office Box 486
Utica, Ohio 43080
740.892.3841

Worthington*
7140 North High Street
Worthington, Ohio 43085
614.841.0123

Operations Centers
21 South First Street
and 22 South First Street
Newark, Ohio 43055
740.349.8633

Off-Site ATM Locations

Granville - Denison University
Slayter Hall

Granville - Kendal at Granville
2158 Columbus Road

Hebron - Kroger
600 East Main Street

Newark - Licking Memorial Hospital
1320 West Main Street

Newark - OSU-N/COTC Campus
1179 University Drive

Reynoldsburg - Kroger
6962 East Main Street

*Includes Automated Teller Machine

**Includes Automated Teller Machine
Drive-up and Inside


Utica
Johnstown
Licking County
Worthington
Gahanna
Granville
Newark [6]
Heath [2]
Franklin County
Pataskala
Reynoldsburg
Hebron
Kirkersville
Columbus

PARK
NATIONAL BANK

Board of Directors

Donna M. Alvarado
AGUILA International

C. Daniel DeLawder
Chairman, Park National Bank

F.W. Englefield, IV
Englefield, Inc.

Stephen J. Kambietz
RC Olmstead

William T. McConnell
Chairman of the Executive Committee

Dr. Charles Noble, Sr.
Retired, Shiloh Missionary Baptist Church

John J. O'Neill
Southgate Corporation

Robert E. O'Neill
Southgate Corporation

J. Gilbert Reese
Director Emeritus

David L. Trautman
President, Park National Bank

Lee Zazworsky
Mid State Systems, Inc.

Officer Listing

Chairman of the Executive Committee
William T. McConnell

Chairman
C. Daniel DeLawder

President
David L. Trautman

Senior Vice Presidents
Adrienne M. Brokaw
Brady T. Burt
Thomas J. Button
Thomas M. Cummiskey*
Lynn B. Fawcett
Timothy J. Lehman
Laura B. Lewis
Matthew R. Miller
Cheryl L. Snyder
Paul E. Turner
Jeffrey A. Wilson
William R. Wilson

Vice Presidents
Linda K. Ampadu
Alice M. Browning
James M. Buskirk*
Bryan M. Campolo
Peter G. Cassanos
Cynthia H. Crane
Kathleen O. Crowley
April R. Dusthimer
Kelly A. Edds
Joan L. Franks
John S. Gard*
Jeffrey C. Gluntz
Scott C. Green
Damon P. Howarth*
Daniel L. Hunt
Steven J. Klein
William P. Kleven
Teresa M. Kroll*
Craig M. Larson
Kelly M. Maloney
Carl H. Mayer
Lydia E. Miller
Terry C. Myers*
Jason L. Painley
Gregory M. Rhoads
Karen K. Rice
Scott R. Robertson
David J. Rohde
David F. Romes
Ralph H. Root, III
Alan C. Rothweiler
Christine S. Schneider
Michael R. Shannon
Robert G. Springer
Robin L. Stein
Julie L. Strohacker*
Sandra S. Travis
Erin E. Tschanen
Berkley C. Tuggle, Jr.
Daniel H. Turben
Stanley A. Uchida
John B. Uible*
Monte J. VanDeusen
Bradden E. Waltz
Barbara A. Wilson
Christa D. Wright
J. Bradley Zellar*

Assistant Vice Presidents
Eric M. Baker*
Renee L. Baker
Brent A. Barnes
Gail A. Blizzard
Sharon L. Bolen
Jill A. Brewer
Beverly A. Clark*
Amber L. Cummins*
Lori L. Drake
Amanda K. Evans
Catherine J. Evans
Jill S. Evans
Brenda M. Frakes
David W. Hardy*
Louise A. Harvey
Chris R. Hiner
Cynthia L. Kissel
Candy J. Lehman
Bethany B. Lewis
Daniel K. Maloney
Julia E. McCormack
Ronald C. McLeish
Jennifer L. Morehead
Cynthia A. Neely
Mareion A. Royster*
Melinda S. Smith
Lisa E. Stranger
Lori B. Tabler
Angie D. Treadway
Brian S. Urquhart
Scott A. VanHorn
Jenny L. Ward
Megan C. Warman*
Carol S. Whetstone*
D. Bradley Wilkins
Rose M. Wilson

Banking Officers
Kathy L. Allen
Corey S. Alton
Michelle L. Arnold
Thomas E. Ballard
Stephen E. Buchanan
Danielle A.M. Burns
Jacqueline L. Davis
Aaron T. Dunifon
Brian J. Elder
Andrew J. Fackler
Jennifer S. Favand
Kathryn S. Firestone
Jerrod F. Gambs
Tammy L. Gast
Ellen P. Hempleman
Teresa A. Hennessy
Candy L. Holbrook
Cynthia R. Hollis
Andrew H. Knoesel
Kimberly G. McDonough
Diane M. Oberfield*
Sherri L. Pembrook
Leda J. Rutledge
Ruth Y. Sawyer
Charles F. Schultz
Jennifer L. Shanaberg

Administrative Officers
Stephanie J. Allen
Jessica J. Altman
Lindsay M. Alton
Larry M. Bailey
Jennifer F. Bobb**
Brad G. Chance
Erica L. Chance
Johanna M. Clay
Beth A. Cook
Nathan T. Cook
Jennifer G. Corbitt
Shawna L. Corder
Scott D. Dorn
Michael D. Dudgeon
Teresa K. Faris
Adrienne L. Fisher
Andrea J. Ford
Bradley B. Feightner, Jr.
Bradley D. Gard
Paul J. Gassman
Tracy A. Grimm
Asher D. Hunter
Amber L. Keirns
Lisa A. Keller
Abigail C. Leibold
Natasha D. McKee
Denise A. Miller**
Aaron B. Mueller
Angela J. Muncie
Kathy K. Myers**
Rodger D. Orr
Karen L. Pavone
Jeffrey A. Pillow
Lauren M. Preidis**
Lacie M. Priest
Mark D. Ridenbaugh
Rhonda L. Rodgers
Alice M. Schlaegel
Jessica L. Schorger
Stephanie M. Tanner
Michelle M. Tipton
Ginger R. Varner
Barry H. Winters

**Trust Officer*
***Assistant Trust Officer*

PARK
NATIONAL BANK
Southwest Ohio & Northern Kentucky

Offices: 9 **ATMs:** 8
Website: BankWithPark.com
Phone: 513.576.0600 or 888.474.7275
Facebook: /BankWithPark
President: David J. Gooch
Counties Served: Butler, Clermont, Hamilton, Boone (KY)

Main Office - Eastgate*
4550 Eastgate Boulevard
Cincinnati, Ohio 45245
513.753.0900

Amelia - Main Street*
5 West Main Street
Amelia, Ohio 45102
513.753.5700

Amelia - Ohio Pike*
1187 Ohio Pike
Amelia, Ohio 45102
513.753.7283

Anderson*
1075 Nimitzview Drive
Cincinnati, Ohio 45230
513.232.9599

Florence
600 Meijer Drive, Suite 303
Florence, Kentucky 41042
859.647.2722

Milford*
25 Main Street
Milford, Ohio 45150
513.831.4400

New Richmond*
100 Western Avenue
New Richmond, Ohio 45157
513.553.3131

Owensville*
5100 State Route 132
Owensville, Ohio 45160
513.732.2131

West Chester*
8366 Princeton-Glendale Road
West Chester, Ohio 45069
513.346.2000

*Includes Automated Teller Machine



Butler County
West Chester
Hamilton County
Milford
Eastgate
Owensville
Anderson
Amelia [2]
Clermont County
New Richmond
Florence
Boone County

Advisory Board

Nicholas L. Berning
Retired,
Berning Financial Consulting

Thomas J. Button
Senior Vice President
Park National Bank

Daniel L. Earley
Chairman, Retired President,
Park National Bank of Southwest Ohio and Northern Kentucky

David J. Gooch
President,
Park National Bank of Southwest Ohio and Northern Kentucky

Martin J. Grunder, Jr.
Grunder Landscaping Co.

Richard W. Holmes
Retired,
PricewaterhouseCoopers, LLP

Larry H. Maxey
Synchronic Business Solutions

Thomas E. Niehaus
Vorys Advisors, LLC

Chris S. Smith
Clermont County Convention & Visitors Bureau

Officer Listing

President
David J. Gooch

Senior Vice Presidents
Edward L. Brady
Jennifer K. Fischer
Adam T. Stypula

Vice Presidents
Jay F. Berliner
Jason D. Hughes
William L. Jennewein*
Timothy A. Kemper
Louis J. Prabell
Ginger L. Vining
Joseph A. Wagner
John F. Winkler, II*

Assistant Vice Presidents
Matthew M. Bauer
Matthew D. Colwell
Kim J. Cunningham
Sam J. DeBonis
James E. Hyson
Kelley J. Jensen

Banking Officers
Jason O. Verhoff
Cyndy H. Wright

Administrative Officers
Jana M. Beal
James P. Beck
Stephanie D. Fahrnbach
Michael W. Miller
April Prather
Michelle M. Sandlin

*Trust Officer

Richland Bank

Division of The Park National Bank

Offices: 12 **ATMs:** 13
Website: RichlandBank.com
Phone: 419.525.8700 or 800.525.8702
Facebook: /RichlandBank
President: John A. Brown
County Served: Richland

Main Office - Mansfield*
3 North Main Street
Post Office Box 355
Mansfield, Ohio 44901-0355
419.525.8700

Butler*
85 Main Street
Butler, Ohio 44822-9618
419.883.3291

Lexington*
276 East Main Street
Lexington, Ohio 44904-1300
419.884.1054

Mansfield - Ashland Road*
797 Ashland Road
Mansfield, Ohio 44905-2075
419.589.6321

Mansfield - Cook Road*
460 West Cook Road
Mansfield, Ohio 44907-2395
419.756.3696

Mansfield - Lexington Avenue - Kroger*
1500 Lexington Avenue
Mansfield, Ohio 44907-2632
419.756.3587

Mansfield - Madison - Kroger*
1060 Ashland Road
Mansfield, Ohio 44905-8797
419.589.7481

Mansfield - Marion Avenue*
50 Marion Avenue
Mansfield, Ohio 44903-2302
419.524.3310

Mansfield - Springmill*
889 North Trimble Road
Mansfield, Ohio 44906-2009
419.747.4821

Mansfield - West Park*
1255 Park Avenue West
Mansfield, Ohio 44906-2810
419.529.5822

Ontario*
325 North Lexington-Springmill Road
Ontario, Ohio 44906-1218
419.529.4112

Shelby - Mansfield Avenue*
155 Mansfield Avenue
Shelby, Ohio 44875-1832
419.347.3111

<u>Off-Site ATM Locations</u>
Mansfield - Ashland University School of Nursing
1020 South Trimble Road

*Includes Automated Teller Machine


Richland County
Shelby
Ontario
Mansfield [8]
Lexington
Butler

Richland Bank
DIVISION OF THE PARK NATIONAL BANK

Advisory Board

Ronald L. Adams
Retired, DAI Emulsions, Inc.

Mark Breitinger
Milark Industries

John A. Brown
President, Richland Bank

Michael L. Chambers
J&B Acoustical

Benjamin A. Goldman
Retired, Superior Building Services

Timothy J. Lehman
Chairman of the Board, Senior Vice President, Park National Bank

Grant E. Milliron
Milliron Industries

Shirley Monica
S.S.M., Inc.

Linda H. Smith
Ashwood, LLC

Rick R. Taylor
Jay Industries, Inc.

Officer Listing

President
John A. Brown

Executive Vice President
Frank W. Wagner, II

Senior Vice President
Donald R. Harris, Jr.

Vice Presidents
Charla A. Irvin*
Michael A. Jefferson
Rebecca J. Toomey

Assistant Vice Presidents
Edward F. Adams
Edward A. Brauchler
Jimmy D. Burton
Edward E. Duffey
Susan A. Fanello
Barbara A. Miller
Jeffrey A. Parton
Alexander M. Rocks
Sheryl L. Smith
Linda M. Whited

Banking Officers
John Q. Cleland
Carol L. Davis
Beth K. Malaska
Barbara L. Schopp-Miller

Administrative Officers
Jessica L. Gribben
Clayton J. Herold
Janis L. Hoover
Tyler A. Krummel*
Kristie L. Massa
Jennifer A. Schneeg
Deborah A. Sweet
Michael C. Whisler

*Trust Officer

SECOND NATIONAL BANK

DIVISION OF THE PARK NATIONAL BANK

Offices: 9 **ATMs:** 7
Website: SecondNational.com
Phone: 937.548.2122 or 855.548.2122
Facebook: /SecondNationalBank
President: John E. Swallow
Counties Served: Darke, Mercer

Main Office - Greenville
499 South Broadway
Post Office Box 130
Greenville, Ohio 45331
937.548.2122

Arcanum*
603 North Main Street
Arcanum, Ohio 45304
937.692.5191

Celina*
300 North Main Street
Celina, Ohio 45822
419.268.0049

Fort Recovery*
117 North Wayne Street
Ft. Recovery, Ohio 45846
419.375.4101

Greenville - North*
1302 Wagner Avenue
Greenville, Ohio 45331
937.548.5068

Greenville - South
Located inside the Brethren Retirement Community
750 Chestnut Street
Greenville, Ohio 45331
937.548.5435

Greenville - Third and Walnut*
175 East Third Street
Greenville, Ohio 45331
937.548.2036

Greenville - Walmart*
1501 Wagner Avenue
Greenville, Ohio 45331
937.548.4563

Versailles*
101 West Main Street
Versailles, Ohio 45380
937.526.3287

*Includes Automated Teller Machine


Mercer County
Celina
Fort Recovery
Darke County
Versailles
Greenville [5]
Arcanum

Advisory Board

Tyeis Baker-Baumann
Rebsco, Inc.

Wayne G. Deschambeau
Wayne HealthCare

Neil J. Diller
Cooper Farms, Inc.

Philip M. Fullenkamp
Celina Insurance Group

Jeffrey E. Hittle
Hittle Buick GMC, Inc.

Wesley M. Jetter
Ft. Recovery Industries

Marvin J. Stammen
Retired President, Second National Bank

John E. Swallow
President, Second National Bank

Officer Listing

President
John E. Swallow

Executive Vice President
Steven C. Badgett

Vice Presidents
C. Russell Badgett
D. Todd Durham*
Joy D. Greer
Thomas J. Lawson
Eric J. McKee
Daniel G. Schmitz
Brian A. Wagner

Assistant Vice Presidents
Kimberly A. Baker
Gerald O. Beatty
Alexa J. Clark
Debby J. Folkerth
Vicki L. Neff
Cynthia J. Riffle
Shane D. Stonebraker

Banking Officers
Michael R. Henry
Harvey B. Hole, III
Zachary L. Newbauer
Stephen C. Schulte
Gregory P. Schwartz

Administrative Officers
Antonia T. Baker
Melanie A. Smith

*Trust Officer

Offices: 21 **ATMs:** 28
Website: SecurityNationalBank.com
Phone: 937.324.6800 or 800.836.1557
Facebook: /SECNationalBank
President: William C. Fralick
Counties Served: Champaign, Clark, Fayette, Greene, Madison, Warren

SECURITY NATIONAL BANK
Division of The Park National Bank

Main Office - Springfield*
40 South Limestone Street
Springfield, Ohio 45502
937.324.6800

Enon*
3680 Marion Drive
Enon, Ohio 45323
937.864.7318

Jamestown*
82 West Washington Street
Jamestown, Ohio 45335
937.675.7311

Jeffersonville*
2 South Main Street
Jeffersonville, Ohio 43128
740.426.6384

Mechanicsburg*
2 South Main Street
Mechanicsburg, Ohio 43044
937.834.3387

Medway*
130 West Main Street
Medway, Ohio 45341
937.849.1393

New Carlisle*
201 North Main Street
New Carlisle, Ohio 45344
937.845.3811

New Carlisle - Park Layne*
2035 South Dayton-Lakeview Road
New Carlisle, Ohio 45344
937.849.1331

North Lewisburg*
8 West Maple Street
North Lewisburg, Ohio 43060
937.747.2911

Plain City
105 West Main Street
Plain City, Ohio 43064
614.873.5521

South Charleston*
102 South Chillicothe Street
South Charleston, Ohio 45368
937.462.8368

Springboro*
720 Gardner Road
Springboro, Ohio 45066
937.748.6700

Springfield - Derr Road - Kroger*
2989 Derr Road
Springfield, Ohio 45503
937.342.9411

Springfield - East Main*
2730 East Main Street
Springfield, Ohio 45503
937.325.0351

Springfield - North Limestone*
1756 North Limestone Street
Springfield, Ohio 45503
937.390.3688

Springfield - Northridge*
1600 Moorefield Road
Springfield, Ohio 45503
937.390.3088

Springfield - Western*
920 West Main Street
Springfield, Ohio 45504
937.322.0152

Urbana*
1 Monument Square
Urbana, Ohio 43078
937.653.1226

Urbana - Scioto Street*
828 Scioto Street
Urbana, Ohio 43078
937.653.1290

Xenia Downtown*
161 East Main Street
Xenia, Ohio 45385
937.372.9211

Xenia Plaza*
82 North Allison Avenue
Xenia, Ohio 45385
937.372.9214

Off-Site ATM Locations

Plain City - Shell Gas Station
440 South Jefferson Avenue

Springfield
2051 North Bechtle Avenue

Springfield - Clark State Community College
570 East Leffel Lane

Springfield - Regional Medical Center
222 West North Street

Springfield - Wittenberg University - Student Center
738 Woodlawn Avenue

Springfield - Wittenberg University - HPER Center
250 Bill Edwards Drive

Urbana - Champaign County Community Center
1512 South US Highway 68

Yellow Springs - Young's Jersey Dairy
6880 Springfield-Xenia Road

*Includes Automated Teller Machine


North Lewisburg
Champaign County
Urbana [2]
Mechanicsburg
Plain City
Northridge
New Carlisle
Park Layne
Springfield
Clark County
Enon
Madison County
Greene County
South Charleston
Xenia [2]
Jamestown
Jeffersonville
Springboro
Fayette County
Warren County

SECURITY
NATIONAL BANK
DIVISION OF THE PARK NATIONAL BANK

Advisory Board

R. Andrew Bell
Brower Insurance Agency, LLC

Rick D. Cole
Colepak, Inc.

Harry O. Egger
Chairman, Retired President, Security National Bank

William C. Fralick
President, Security National Bank

Alicia Hupp
Sweet Manufacturing Company

Larry E. Kaffenbarger
Kaffenbarger Truck Equipment Company

Thomas P. Loftis
Midland Properties, Inc.

John McKinnon
Clark Schaffer Hackett & Co.

Scott D. Michael
Michael Farms, Inc.

Dr. Karen E. Rafinski
Clark State Community College

Chester L. Walthall
Heat-Treating, Inc.

Robert A. Warren
Hauck Bros., Inc.

Officer Listing

President
William C. Fralick

Executive Vice President
Jeffrey A. Darding

Senior Vice Presidents
Thomas A. Goodfellow
Andrew J. Irick

Vice Presidents
Timothy L. Bunnell
Connie P. Craig
Margaret L. Foley*
Thomas B. Keehner
James A. Kreckman*
James E. Leathley
Patrick K. Rastatter
Thomas C. Ruetenik
David A. Snyder
Michael B. Warnecke
Darlene S. Williams

Assistant Vice Presidents
Sharon K. Boysel
Rachel M. Brewer*
Margaret A. Chapman
Mary M. Demaree
Catherine L. Hill*
R. Kathy Johnson
Sarah E. Lemon
Andrew S. Peyton
Mark B. Robertson
Gary J. Seitz
Terri L. Wyatt*

Banking Officers
Teresa L. Belliveau*

Administrative Officers
Jacqueline Folck
Margaret A. Horstman
Joanna S. Jaques
Benjamin L. Kitchen
Mark D. Klingler
Dawn Poole
Rita A. Riley
Jeffrey S. Williams

*Trust Officer

United Bank

DIVISION OF THE PARK NATIONAL BANK

Offices: 7 **ATMs:** 8
Website: UnitedBankOhio.com
Phone: 419.562.3040 or 800.448.9010
Facebook: /UnitedBankOhio
President: Donald R. Stone
Counties Served: Crawford, Marion

Main Office - Bucyrus*
401 South Sandusky Avenue
Post Office Box 568
Bucyrus, Ohio 44820
419.562.3040

Caledonia*
140 East Marion Street
Caledonia, Ohio 43314
419.845.2721

Crestline*
245 North Seltzer Street
Post Office Box 186
Crestline, Ohio 44827-0186
419.683.1010

Galion*
8 Public Square
Galion, Ohio 44833
419.468.2231

Marion - Barks Road*
129 Barks Road East
Marion, Ohio 43302
740.383.3355

Marion - Walmart Super Center*
1546 Marion-Mt. Gilead Road
Marion, Ohio 43302
740.389.2224

Prospect*
105 North Main Street
Prospect, Ohio 43342
740.494.2131

Off-Site ATM Location
Bucyrus - East Pointe Shopping Center
211 Stetzer Road South

*Includes Automated Teller Machine



Crawford County
Bucyrus
Crestline
Galion
Marion County
Caledonia
Marion [2]
Prospect

Advisory Board

Lois J. Fisher
Lois J. Fisher & Assoc.

Michele McElligott
Certified Public Accountant,
Avita Health System

Kenneth A. Parr, Jr.
Parr Insurance Agency, Inc.

Douglas M. Schilling
Schilling Graphics, Inc.

Donald R. Stone
President, United Bank

Douglas Wilson
Owner, Doug's Toggery and
Realtor, Craig A. Miley Realty
& Auction, Ltd.

Officer Listing

President
Donald R. Stone

Senior Vice President
Anne S. Cole

Vice President
Scott E. Bennett

Assistant Vice Presidents
James W. Chapman
Floyd J. Farmer

Banking Officers
Jennifer J. Kuns
David J. Lauthers
J. Stephen McDonald
Shawneeta D. Shuff
Kriste A. Slagle

Administrative Officer
James A. DeSimone

Unity National Bank

Division of The Park National Bank

Offices: 6 **ATMs:** 7
Website: UnityNationalBk.com
Phone: 937.615.1042 or 800.778.3342
Facebook: /UnityNationalBank
President: Brett A. Baumeister
County Served: Miami

Main Office - Piqua*
215 North Wayne Street
Piqua, Ohio 45356
937.615.1042

Administrative Office - Piqua
212 North Main Street
Post Office Box 913
Piqua, Ohio 45356
937.773.0752

Piqua - Sunset*
1603 Covington Avenue
Piqua, Ohio 45356
937.778.4617

Piqua - Walmart*
1300 East Ash Street
Piqua, Ohio 45356
937.773.9000

Tipp City*
1176 West Main Street
Tipp City, Ohio 45371
937.667.4888

Troy*
1314 West Main Street
Troy, Ohio 45373
937.339.6626

Troy - Walmart*[1]
1801 West Main Street
Troy, Ohio 45373
937.332.6820

Off-Site ATM Location
Troy - Upper Valley Medical Center
3130 North Dixie Highway

*Includes Automated Teller Machine
[1] Troy Walmart Office closed 1/31/14



Piqua [3]
Miami County
Troy [2]
Tipp City

Advisory Board

Dr. Richard N. Adams
Representative of Ohio General Assembly

Tamara Baird-Ganley
Baird Funeral Home

Michael C. Bardo
Retired, Hartzell Industries, Inc.

Brett A. Baumeister
President, Unity National Bank

Thomas E. Dysinger
Dysinger & Associates, LLC

Dr. Douglas D. Hulme
Oakview Veterinary Hospital

Timothy Johnston
Self-employed Consultant

W. Samuel Robinson
Murray, Wells, Wendeln & Robinson CPAs, Inc.

Officer Listing

President
Brett A. Baumeister

Vice Presidents
G. Dwayne Cooper
Nathan E. Counts
John E. Frigge

Assistant Vice Presidents
Dean F. Brewer
Lisa L. Feeser
Scott E. Rasor
Carol L. Van Culin

Banking Officers
Mary E. Clevenger
Douglas R. Eakin
Kenneth S. Magoteaux

Administrative Officers
Vicki L. Burke*
Kyle M. Cooper
Melinda M. Curtis
Brock A. Heath

*Trust Officer

GUARDIAN
FINANCE COMPANY


Richland County
Mansfield

Home Office - Hilliard
2479 Hilliard-Rome Road
Hilliard, Ohio 43026
877.277.0345

Lancaster
137 West Main Street
Lancaster, Ohio 43130
740.654.6959

Springfield
1017 North Bechtle Avenue
Springfield, Ohio 45504
937.323.1011

Centerville
687 Lyons Road
Centerville, Ohio 45459
937.434.2773

Mansfield
3 North Main Street, Suite 302
Mansfield, Ohio 44902
419.525.4006

Heath
619 Hebron Road
Heath, Ohio 43056
740.788.8766


Springfield
Clark County
Montgomery County
Centerville


Licking County
Heath
Franklin County
Hilliard
Fairfield County
Lancaster

Officer Listing

Chairman
Earl W. Osborne

President
Matthew R. Marsh

Assistant Vice President
Patrick A. Borges

Banking Officer
Tracy L. Morgan

Administrative Officers
Charles L. Harris
Valerie J. Morgan
Mary E. Parsell
April D. Storie

Scope Aircraft Finance

Columbus
140 East Town Street, Suite 1400
Columbus, Ohio 43215
614.221.5773


Franklin County
Columbus

Officer Listing

President
Robert N. Kent, Jr.

Executive Vice President
Charles W. Sauter

Banking Officer
Linda M. Staubach

Administrative Officer
Michael J. Smith

Management's discussion and analysis presents the financial condition and results of operations for Park National Corporation and its subsidiaries (unless the context otherwise requires, collectively, "Park" or the "Corporation"). This discussion should be read in conjunction with the consolidated financial statements and related notes and the five-year summary of selected financial data. Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation: Park's ability to execute its business plan successfully and within the expected timeframe; general economic and financial market conditions, and the uneven spread of positive impacts of the recovery on the economy, specifically the real estate markets and the credit markets, either nationally or in the states in which Park and its subsidiaries do business, may be worse or slower than expected which could adversely impact the demand for loan, deposit and other financial services as well as increase loan delinquencies and defaults; changes in interest rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our consolidated balance sheet; changes in consumer spending, borrowing and saving habits; changes in unemployment; asset/liability repricing risks and liquidity risks; our liquidity requirements could be adversely affected by changes to regulations governing bank capital and liquidity standards as well as by changes in our assets and liabilities; competitive factors among financial services organizations could increase significantly, including product and pricing pressures and our ability to attract, develop and retain qualified bank professionals; the nature, timing and effect of changes in banking regulations or other regulatory or legislative requirements affecting the respective businesses of Park and its subsidiaries, including changes in laws and regulations concerning taxes, accounting, banking, securities and other aspects of the financial services industry, specifically the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as future regulations which will be adopted by the relevant regulatory agencies, including the Consumer Financial Protection Bureau, to implement the Dodd-Frank Act's provisions, the Budget Control Act of 2011, the American Taxpayer Relief Act of 2012 and the Basel III regulatory capital reforms; the effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board, the SEC, the Public Company Accounting Oversight Board and other regulatory agencies, and the accuracy of our assumptions and estimates used to prepare our financial statements; the effect of fiscal and governmental policies of the United States federal government; the adequacy of our risk management program; a failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, including as a result of cyber attacks; demand for loans in the respective market areas served by Park and its subsidiaries; the outcome of future negotiations surrounding the United States debt and budget, which may be adverse due to its impact on tax increases, governmental spending and consumer confidence and spending; and other risk factors relating to the banking industry as detailed from time to time in Park's reports filed with the SEC including those described in "Item 1A. Risk Factors" of Part I of Park's Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Park does not undertake, and specifically disclaims any obligation, to publicly release the results of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement was made, or reflect the occurrence of unanticipated events, except to the extent required by law.

OVERVIEW

Net income for 2013 was $77.2 million, compared to $78.6 million in 2012 and $82.1 million in 2011. Net income available to common shareholders was $77.2 million for 2013, compared to $75.2 million in 2012 and $76.3 million in 2011. Diluted earnings per common share were $5.01, $4.88 and $4.95 for 2013, 2012 and 2011, respectively.

Net income for 2012 included the gain from the sale of the Vision Bank ("Vision") business of $22.2 million ($14.4 million after-tax). Results for 2011 included gains of $28.8 million ($18.7 million after-tax) from the sale of investment securities. Excluding the gain from the sale of the Vision business and gains from the sale of securities, net income for 2012 and 2011 would have been $64.2 million and $63.4 million, respectively.

The table below reflects the net income (loss) by segment for each of the fiscal years ended December 31, 2013, 2012 and 2011. Park's segments include The Park National Bank ("PNB"), Guardian Financial Services Company ("GFSC"), SE Property Holdings, LLC ("SEPH") and Park Parent Company. For 2011, the table includes the net loss at Vision, also considered an operating segment until the sale of the Vision business.

Table 1 – Net Income (Loss) by Segment

(In thousands)	**2013**	2012	2011
PNB	**$75,594**	$87,106	$106,851
GFSC	**2,888**	3,550	2,721
Park Parent Company	**(1,397)**	195	(1,595)
Ohio-based operations	**$77,085**	$90,851	$107,977
Vision Bank	**—**	—	(22,526)
SEPH	**142**	(12,221)	(3,311)
Total Park	**$77,227**	$78,630	$ 82,140

The "Park Parent Company" above excludes the results for SEPH, an entity which is winding down commensurate with its primary objective of problem asset disposition. Management considers the "Ohio-based operations" results to reflect the business of Park and its subsidiaries going forward. The discussion below provides additional information regarding Park's operating segments.

Tables 2 through 6 show the components of net income for 2013, 2012 and 2011 for Park National Corporation and its wholly-owned subsidiaries. The subsidiaries that will be reviewed in the tables are PNB, SEPH (including Vision through February 16, 2012), GFSC and Parent Company for Park (excludes SEPH results). We have also included summary balance sheet information.

Table 2 – PNB – Summary Income Statement

For the years ended December 31,

(In thousands)	**2013**	2012	2011
Net interest income	**$ 210,781**	$ 221,758	$ 236,282
Provision for loan losses	**14,039**	16,678	30,220
Other income	**70,841**	70,739	67,348
Security gains	**—**	—	23,634
Operating expenses	**165,665**	156,516	146,235
Income before taxes	**$ 101,918**	$ 119,303	$ 150,809
Federal income taxes	**26,324**	32,197	43,958
Net income	**$ 75,594**	$ 87,106	$ 106,851
Net income excluding security gains	**$ 75,594**	$ 87,106	$ 91,489
Balances at December 31, (In thousands)	**2013**	2012	2011
Assets	**$6,524,098**	$6,502,579	$6,281,747
Loans	**4,559,406**	4,369,173	4,172,424
Deposits	**4,896,405**	4,814,107	4,611,646

Net income for PNB of $75.6 million was a decrease of $11.5 million from the $87.1 million of net income in 2012. The majority of the decrease was a result of a decline in net interest income and increased operating expenses, offset by a decline in the provision for loan losses. Excluding the after-tax impact of security gains in 2011, PNB's net income was $91.5 million, compared to $87.1 million in 2012. The $4.4 million decrease in net income in 2012, compared to net income excluding the after-tax impact of security gains in 2011, was due to decreased net interest income and an increase in operating expenses, offset by a decline in the provision for loan losses and an increase to fee income.

Table 3 – GFSC – Summary Income Statement

For the years ended December 31,

(In thousands)	2013	2012	2011
Net interest income	**$ 8,741**	$ 9,156	$ 8,693
Provision for loan losses	**1,175**	859	2,000
Other income	**11**	—	—
Operating expenses	**3,133**	2,835	2,506
Income before taxes	**$ 4,444**	$ 5,462	$ 4,187
Federal income taxes	**1,556**	1,912	1,466
Net income	**$ 2,888**	$ 3,550	$ 2,721
Balances at December 31, (In thousands)	**2013**	2012	2011
Assets	**$47,115**	$49,926	$46,682
Loans	**47,228**	50,082	47,111
Deposits	**7,159**	8,358	8,013

Net income for GFSC was $2.9 million for the year ended December 31, 2013, a decrease of $662,000, or 18.6%, from $3.5 million for 2012. The decrease in income was primarily due to a decline in net interest income and an increase in provision for loan losses.

The table below provides financial results for SEPH for the years ended December 31, 2013, 2012 and 2011. The results for fiscal year 2012 include the results for Vision through February 16, 2012, the date that Vision was merged with and into SEPH. Also included below are the financial results for Vision for the year ended December 31, 2011.

Table 4 – SEPH/Vision – Summary Income Statement

For the years ended December 31,

(In thousands)	**SEPH 2013**	SEPH 2012	SEPH 2011	Vision 2011
Net interest (expense) income	**$ (1,325)**	$ (341)	$ (974)	$ 27,078
(Recovery of) Provision for loan losses	**(11,799)**	17,882	—	31,052
Other income (loss)	**1,956**	(736)	(3,039)	1,422
Security gains	**—**	—	—	5,195
Gain on sale of Vision business	**—**	22,167	—	—
Operating expenses	**12,211**	22,032	1,082	31,379
Income (loss) before taxes (benefit)	**$ 219**	$ (18,824)	$ (5,095)	$ (28,736)
Federal income taxes (benefit)	**77**	(6,603)	(1,784)	(6,210)
Net income (loss)	**$ 142**	$ (12,221)	$ (3,311)	$ (22,526)
Net income (loss), excluding security gains and gain on sale of Vision business	**$ 142**	$ (26,630)	$ (3,311)	$ (25,903)
Balances at December 31, (In thousands)	**SEPH 2013**	SEPH 2012	SEPH 2011	Vision 2011
Assets	**$72,781**	$104,428	$34,989	$650,935
Assets held for sale (1)	**—**	—	—	382,462
Loans	**38,014**	59,178	—	123,883
OREO	**23,224**	21,003	29,032	—
Deposits	**—**	—	—	32
Liabilities held for sale (2)	**—**	—	—	536,186

(1) The assets held for sale represent the loans and other assets at Vision that were sold in the first quarter of 2012.

(2) The liabilities held for sale represent the deposits and other liabilities at Vision that were sold in the first quarter of 2012.

SEPH's assets primarily include performing and nonperforming loans, as well as OREO assets, that were not sold to Centennial as part of the sale of the Vision business on February 16, 2012. Net income for SEPH was $142,000 for the year ended December 31, 2013, compared to a net loss of $12.2 million for the year ended December 31, 2012, and a net loss for the combined SEPH/Vision of $25.8 million for the year ended December 31, 2011. The primary drivers of income/loss for SEPH are (1) charge-offs on loans retained following the sale of the Vision business which result in a dollar for dollar provision for loan loss, (2) recoveries on loans previously charged off, (3) gain/loss on the sale of OREO properties, (4) OREO devaluation adjustments based on appraisals received annually and (5) the expense associated with working down the portfolio of loans and OREO, including legal and third-party workout specialist costs.

The table below reflects the results for Park's Parent Company (excludes results for SEPH, which is a separate reportable segment) for the fiscal years ended December 31, 2013, 2012 and 2011. Park's Parent Company, included within "All Other" in Note 23 in the Notes to the Consolidated Financial Statements, also includes eliminations between Park's other segments.

Table 5 – Park Parent Company – Summary Income Statement

For the years ended December 31,

(In thousands)	2013	2012	2011
Net interest income	**$ 2,828**	$ 4,742	$ 2,155
Provision for loan losses	**—**	—	—
Other income	**469**	233	350
Operating expenses	**7,520**	6,585	7,115
Loss before income tax benefit	**$(4,223)**	$(1,610)	$(4,610)
Federal income tax benefit	**(2,826)**	(1,805)	(3,015)
Net (loss) income	**$(1,397)**	$ 195	$(1,595)

For the year ended December 31, 2013, Park's Parent Company had a net loss of $1.4 million, compared to net income of $195,000 for the year ended December 31, 2012, and a net loss of $1.6 million in 2011. Net interest income for Park's Parent Company included interest income on loans from Park to SEPH and on subordinated debt investments by Park with PNB, which were eliminated in the consolidated Park totals. Additionally, net interest income included interest expense related to the $35.25 million (10 percent coupon with a maturity date of December 23, 2019 and an earliest prepayment date of December 23, 2014) and $30 million (7 percent coupon with a maturity date of April 20, 2022 and an earliest prepayment date of April 20, 2017) of subordinated notes issued by Park in December 2009 and April 2012, respectively.

Table 6 – Park – Summary Income Statement

For the years ended December 31,

(In thousands)	2013	2012	2011
Net interest income	**$ 221,025**	$ 235,315	$ 273,234
Provision for loan losses	**3,415**	35,419	63,272
Other income	**73,277**	70,236	66,081
Gain on sale of Vision business	**—**	22,167	—
Security gains	**—**	—	28,829
Operating expenses	**188,529**	187,968	188,317
Income before taxes	**$ 102,358**	$ 104,331	$ 116,555
State income taxes	**—**	—	6,088
Federal income taxes	**25,131**	25,701	28,327
Net income	**$ 77,227**	$ 78,630	$ 82,140
Net income, excluding security gains and gain on sale of Vision business	**$ 77,227**	$ 64,221	$ 63,401
Balances at December 31, (In thousands)	**2013**	2012	2011
Assets	**$6,638,347**	$6,642,803	$6,972,245
Assets held for sale (1)	**—**	—	382,462
Loans	**4,620,505**	4,450,322	4,317,099
Deposits	**4,789,994**	4,716,032	4,465,114
Liabilities held for sale (2)	**—**	—	536,186

(1) The assets held for sale represent the loans and other assets at Vision that were sold in the first quarter of 2012.

(2) The liabilities held for sale represent the deposits and other liabilities at Vision that were sold in the first quarter of 2012.

ISSUANCE OF PREFERRED SHARES AND EMERGENCY ECONOMIC STABILIZATION ACT

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 ("EESA"), which created the Troubled Asset Relief Program ("TARP") and provided the Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. The Capital Purchase Program (the "CPP") was announced by the U.S. Department of the Treasury (the "U.S. Treasury") on October 14, 2008 as part of TARP.

On December 23, 2008, Park completed the sale to the U.S. Treasury of $100 million of newly-issued Park non-voting preferred shares as part of the CPP. Park entered into a Securities Purchase Agreement and a Letter Agreement with the U.S. Treasury on December 23, 2008. Pursuant to these agreements, Park issued and sold to the U.S. Treasury (i) 100,000 of Park's Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share (the "Series A Preferred Shares"), and (ii) a warrant (the "Warrant") to purchase 227,376 Park common shares at an exercise price of $65.97 per share, for an aggregate purchase price of $100 million. The Warrant had a ten-year term. All of the proceeds from the sale of the Series A Preferred Shares and the Warrant by Park to the U.S. Treasury under the CPP qualified as Tier 1 capital for regulatory purposes.

The allocation between the Series A Preferred Shares and the Warrant at December 23, 2008, the date of issuance, was $95.7 million and $4.3 million, respectively. The discount on the Series A Preferred Shares of $4.3 million was accreted through retained earnings using the level yield method over a 60-month period. GAAP requires Park to measure earnings per share using earnings available to common shareholders. Therefore, the Consolidated Statements of Income reflect a line item for "Preferred share dividends and accretion" and a line item for "Income available to common shareholders".

On April 25, 2012, Park entered into a Letter Agreement with the U.S. Treasury pursuant to which Park repurchased the 100,000 Series A Preferred Shares for a purchase price of $100 million plus pro rata accrued and unpaid dividends. Total consideration of $101.0 million included accrued and unpaid dividends of $1.0 million. In addition to the accrued and unpaid dividends of $1.0 million, the charge to retained earnings, resulting from the repurchase of the Series A Preferred Shares, was $1.6 million on April 25, 2012.

On May 2, 2012, Park entered into a Letter Agreement pursuant to which Park repurchased from the U.S. Treasury the Warrant to purchase 227,376 Park common shares for consideration of $2.8 million, or $12.50 per Park common share.

The dividends and accretion on the Series A Preferred Shares totaled $3.4 million for 2012 and $5.9 million for 2011. The accretion of the discount was $1.9 million in 2012 and $856,000 in 2011. Income available to common shareholders is net income minus the preferred share dividends and accretion. Income available to common shareholders was $77.2 million for 2013, $75.2 million for 2012, and $76.3 million for 2011.

See Note 25 of the Notes to Consolidated Financial Statements for additional information on the Series A Preferred Shares.

DIVIDENDS ON COMMON SHARES

Cash dividends declared on common shares were $3.76 in 2013, 2012 and 2011. The quarterly cash dividend on common shares was $0.94 per share for each quarter of 2013, 2012 and 2011.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies used in the development and presentation of Park's consolidated financial statements are listed in Note 1 of the Notes to Consolidated Financial Statements. The accounting and reporting policies of Park conform with GAAP and general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The determination of the allowance for loan and lease losses ("ALLL") involves a higher degree of judgment and complexity than Park's other significant accounting policies. The ALLL is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb probable incurred credit losses in the loan portfolio. Management's determination of the adequacy of the ALLL is based on periodic evaluations of the loan portfolio and of current economic conditions. However, this evaluation is inherently subjective as it requires material estimates, including expected default probabilities, the loss given default, the amounts and timing of expected future cash flows on impaired loans, and estimated losses based on historical loss experience and current economic conditions. All of these factors may be susceptible to significant change. To the extent that actual results differ from management estimates, additional loan loss provisions may be required that would adversely impact earnings for future periods. Refer to the "CREDIT EXPERIENCE – Provision for Loan Losses" section for additional discussion.

Other real estate owned ("OREO"), property acquired through foreclosure, is recorded at estimated fair value less anticipated selling costs (net realizable value). If the net realizable value is below the carrying value of the loan on the date of transfer of the OREO, the difference is charged off against the ALLL. Subsequent declines in value (OREO devaluations) are reported as adjustments to the carrying amount of OREO and are expensed within other income. Gains or losses not previously recognized, resulting from the sale of OREO, are recognized within other income on the date of sale. At December 31, 2013, OREO totaled $34.6 million, a decrease of 3.1%, compared to $35.7 million at December 31, 2012.

In accordance with GAAP, management utilizes the fair value hierarchy, which has the objective of maximizing the use of observable market inputs. The accounting guidance also requires disclosures regarding the inputs used to calculate fair value. These inputs are classified as Level 1, 2, and 3. Level 3 inputs are those with significant unobservable inputs that reflect a company's own assumptions about the market for a particular instrument. Some of the inputs could be based on internal models and/or cash flow analyses. The large majority of Park's financial assets valued using Level 2 inputs consist of available-for-sale ("AFS") securities. The fair value of these AFS securities is obtained largely by the use of matrix pricing, which is a mathematical technique widely used in the financial services industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

The accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. GAAP establishes standards for the amortization of acquired intangible assets and the impairment assessment of goodwill. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Park's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of PNB Park's bank subsidiary, to provide quality, cost-effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base, the inability to deliver cost-effective services over sustained periods or significant credit problems can lead to impairment of goodwill that could adversely impact earnings in future periods. GAAP requires an annual evaluation of goodwill for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing these events or circumstances, it is concluded that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performance of the second step of the impairment test is required. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess. At December 31, 2013, on a consolidated basis, Park had $72.3 million of goodwill, which was not subject to periodic amortization.

The determination of pension plan obligations and related expenses requires the use of assumptions to estimate the amount of benefits that employees earn while working, as well as the present value of those benefits. Annual pension expense is principally based on four components: (1) the value of benefits earned by employees for working during the year (service cost), (2) the increase in the liability due to the passage of time (interest cost), and (3) other gains and losses, reduced by (4) the expected return on plan assets for our pension plan.

Significant assumptions used to measure our annual pension expense include:

- the interest rate used to determine the present value of liabilities (discount rate);
- certain employee-related factors, such as turnover, retirement age and mortality;
- the expected return on assets in our funded plans; and
- for pension expense, the rate of salary increases for plans where benefits are based on earnings

Our assumptions reflect our historical experience and management's best judgment regarding future expectations. Due to the significant management judgment involved, our assumptions could have a material impact on the measurement of our pension plan expense and obligation.

ABOUT OUR BUSINESS

Through its Ohio-based banking divisions, Park is engaged in the commercial banking and trust business, generally in small to medium population Ohio communities. Management believes there is a significant number of consumers and businesses which seek long-term relationships with community-based financial institutions of quality and strength. While not engaging in activities such as foreign lending, nationally syndicated loans or investment banking, Park attempts to meet the needs of its customers for commercial, real estate and consumer loans, consumer and commercial leases, and investment, fiduciary and deposit services.

Park's subsidiaries compete for deposits and loans with other banks, savings associations, credit unions and other types of financial institutions. At December 31, 2013, Park operated 129 financial service offices (including those of GFSC) and a network of 144 automated teller machines in 28 Ohio counties and one county in northern Kentucky.

A summary of financial data, average loans and average deposits, for Park's bank subsidiaries and their divisions for 2013, 2012 and 2011 is shown in Table 7. See Note 23 of the Notes to Consolidated Financial Statements for additional financial information for the Corporation's operating segments. Please note that the financial statements for various divisions of PNB are not reported on a separate basis and, therefore, net income is not included in the summary financial data below.

Table 7 – Park Affiliate Financial Data

(In thousands)	**2013** Average Loans	**2013** Average Deposits	2012 Average Loans	2012 Average Deposits	2011 Average Loans	2011 Average Deposits
Park National Bank:						
Park National Bank Division	**$1,348,466**	**$1,355,805**	$1,286,751	$1,354,196	$1,206,520	$1,387,223
Security National Bank Division	**432,259**	**780,525**	412,388	767,560	394,605	685,428
First-Knox National Bank Division	**540,452**	**538,142**	513,976	507,237	493,158	482,537
Century National Bank Division	**618,144**	**482,002**	604,382	480,536	573,056	460,825
Richland Bank Division	**240,692**	**444,364**	248,421	439,420	244,687	422,261
Fairfield National Bank Division	**251,567**	**398,260**	245,064	394,239	236,467	383,358
Second National Bank Division	**323,880**	**308,970**	302,185	290,870	281,749	281,347
Park National SW & N KY Bank Division	**324,386**	**216,134**	291,297	218,407	329,690	240,213
United Bank, N.A. Division	**85,761**	**193,823**	92,258	196,841	95,528	193,685
Unity National Bank Division	**160,123**	**153,814**	147,956	149,537	146,965	145,051
Farmers & Savings Bank Division	**100,189**	**84,802**	95,661	75,684	97,228	71,386
Scope Aircraft Finance	**182,794**	**7**	175,019	9	156,681	9
SEPH/Vision Bank	**47,625**	**18**	133,306	67,737	582,221	575,784
GFSC	**49,687**	**8,172**	48,987	8,524	45,957	8,093
Parent Company, including consolidating entries	**(191,244)**	**(105,098)**	(186,990)	(115,400)	(171,001)	(144,711)
Consolidated Totals	**$4,514,781**	**$4,859,740**	$4,410,661	$4,835,397	$4,713,511	$5,192,489

SOURCE OF FUNDS

Deposits: Park's major source of funds is deposits from individuals, businesses and local government entities. These deposits consist of non-interest bearing and interest bearing deposits.

Average total deposits were $4,860 million in 2013, compared to $4,835 million in 2012, and $5,192 million in 2011.

Total deposits were $4,790 million at December 31, 2013, compared to $4,716 million at December 31, 2012. This represents an increase in total deposits of $74 million or 1.6% in 2013. The increase in total deposits in 2013 was predominately in Park's non-interest bearing checking accounts, interest bearing transaction accounts, and interest bearing savings accounts.

Table 8 – Year-End Deposits

December 31, (In thousands)	**2013**	2012	Change
Non-interest bearing checking	**$1,193,553**	$1,137,290	$ 56,263
Interest bearing transaction accounts	**1,145,525**	1,088,617	56,908
Savings	**1,124,994**	1,038,356	86,638
All other time deposits	**1,324,659**	1,450,424	(125,765)
Other	**1,263**	1,345	(82)
Total	**$4,789,994**	$4,716,032	$ 73,962

The average interest rate paid on interest bearing deposits was 0.35% in 2013, compared to 0.49% in 2012, and 0.66% in 2011. The average cost of interest bearing deposits for each quarter of 2013 was 0.31% for the fourth quarter, 0.33% for the third quarter, 0.36% for the second quarter and 0.39% for the first quarter.

Short-Term Borrowings: Short-term borrowings consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances, federal funds purchased and other borrowings. These funds are used to manage the Corporation's liquidity needs and interest rate sensitivity risk. The average rate paid on short-term borrowings generally moves closely with changes in market interest rates for short-term investments. The average rate paid on short-term borrowings was 0.22% in 2013, compared to 0.26% in 2012 and 0.28% in 2011.

The year-end balance for short-term borrowings was $242 million at December 31, 2013, compared to $344 million at December 31, 2012 and $264 million at December 31, 2011. The decrease from 2012 to 2013 and the increase from 2011 to 2012 were due to investment security purchases at year-end 2012 that were temporarily funded through the use of short-term borrowings.

Long-Term Debt: Long-term debt primarily consists of borrowings from the Federal Home Loan Bank and repurchase agreements with investment banking firms. The average balance of long-term debt and the average cost of long-term debt includes the subordinated debentures and subordinated notes discussed in the following section. In 2013, average long-term debt was $871 million, compared to $908 million in 2012 and $882 million in 2011. Average total debt (long-term and short-term) was $1,124 million in 2013, compared to $1,166 million in 2012 and $1,179 million in 2011. Average total debt decreased by $42 million or 3.6% in 2013 compared to 2012 and decreased by $13 million or 1.1% in 2012 compared to 2011. Average long-term debt was 77% of average total debt in 2013, compared to 78% in 2012 and 75% in 2011.

On November 30, 2012, Park's bank subsidiary, PNB, restructured $300 million of fixed rate repurchase agreement borrowings with a third-party investment banking firm. The restructuring reduced the weighted average interest rate paid on the debt from 4.04% to 1.75% and extended the weighted average maturity from 4.4 years to 5.0 years. A $25 million prepayment penalty was paid by PNB to the third-party investment banking firm as part of the restructuring which will be amortized over the five-year remaining term of the restructured borrowing. The effective rate on the restructured borrowing is 3.40%, including the impact of the prepayment penalty amortization.

The average interest rate paid on long-term debt was 3.26% for 2013, compared to 3.45% for 2012 and 3.42% for 2011.

Subordinated Debenture/Notes: Park assumed, with the 2007 Vision acquisition, $15.5 million of floating rate junior subordinated notes. The $15.5 million of junior subordinated notes were purchased by Vision Bancshares Trust I ("Trust I") following the issuance of Trust I's $15.0 million of floating rate preferred securities. The interest rate on these junior subordinated notes adjusts every quarter at 148 basis points above the three-month LIBOR interest rate. The maturity date for the junior subordinated notes is December 30, 2035 and the junior subordinated notes may be prepaid after December 30, 2010. These junior subordinated notes qualify as Tier 1 capital under current Federal Reserve Board guidelines.

Park's bank subsidiary, PNB, issued a $25 million subordinated debenture on December 28, 2007. The interest rate on this subordinated debenture adjusted every quarter, while it was outstanding, at 200 basis points above the three-month LIBOR interest rate. The maturity date for the subordinated debenture was December 29, 2017 and the subordinated debenture was eligible to be prepaid after December 28, 2012. On January 2, 2008, Park entered into a "pay fixed-receive floating" interest rate swap agreement for a notional amount of $25 million with a maturity date of December 28, 2012. This interest rate swap agreement was designed to hedge the cash flows pertaining to the $25 million subordinated debenture until December 28, 2012. Management converted the cash flows related to this subordinated debenture to a fixed interest rate of 6.01% through the use of the interest rate swap. This subordinated debenture qualified as Tier 2 capital under the applicable regulations of the Office of the Comptroller of the Currency of the United States of America (the "OCC") and the Federal Reserve Board. This subordinated debenture was paid off in full on December 31, 2012.

On December 23, 2009, Park issued an aggregate principal amount of $35.25 million of subordinated notes to 38 purchasers. These subordinated notes have a fixed annual interest rate of 10% with quarterly interest payments. The maturity date of these subordinated notes is December 23, 2019. These subordinated notes may be prepaid by Park at any time after December 23, 2014. The subordinated notes qualify as Tier 2 capital under applicable rules and regulations of the Federal Reserve Board. Each subordinated note was purchased at a purchase price of 100% of the principal amount by an accredited investor.

On April 20, 2012, Park issued an aggregate principal amount of $30.0 million of subordinated notes to 56 purchasers. These subordinated notes have a fixed annual interest rate of 7% with quarterly interest payments. The maturity date of these subordinated notes is April 20, 2022. The subordinated notes may be prepaid by Park at any time after April 20, 2017. The subordinated notes qualify as Tier 2 capital under applicable rules and regulations of the Federal Reserve Board. Each subordinated note was purchased at a purchase price of 100% of the principal amount by an accredited investor.

See Note 11 of the Notes to Consolidated Financial Statements for additional information about the subordinated notes.

Shareholders' Equity: The ratio of tangible shareholders' equity [shareholders' equity ($651.7 million) less goodwill and other intangible assets ($72.3 million)] to tangible assets [total assets ($6,638 million) less goodwill and other intangible assets ($72.3 million)] was 8.82% at December 31, 2013, compared to 8.79% at December 31, 2012 and 9.68% at December 31, 2011.

The ratio of tangible shareholders' equity to tangible assets for the fiscal year ended December 31, 2011 reflected the issuance of $100 million of Park Series A Preferred Shares to the U.S. Treasury on December 23, 2008, which remained outstanding. As previously discussed, Park repurchased the $100 million of Park Series A Preferred Shares from the U.S. Treasury on April 25, 2012. Excluding the balance of Series A Preferred Shares, the ratio of tangible common shareholders' equity to tangible assets was 8.25% at December 31, 2011.

In accordance with GAAP, Park reflects any unrealized holding gain or loss on available for sale ("AFS") securities, change in funded status of pension plan or unrealized net holding gain/loss on cash flow hedge, net of income taxes, as accumulated other comprehensive income (loss) which is part of Park's shareholders' equity.

The unrealized net holding loss, net of income taxes, on AFS securities was $29.8 million at year-end 2013, compared to unrealized net holding gains, net of income taxes, of $9.6 million at year-end 2012 and $12.7 million at year-end 2011. The unrealized net holding loss at December 31, 2013 was the result of increases in long-term interest rates during the year.

In accordance with GAAP, Park adjusts accumulated other comprehensive income (loss) to recognize the net actuarial gain or loss reflected in the funding status of Park's pension plan. See Note 13 of the Notes to Consolidated Financial Statements for information on the accounting for Park's pension plan.

Pertaining to the funding status of the pension plan, Park recognized net comprehensive income of $21.5 million in 2013 and net comprehensive loss of $6.2 million and $5.0 million in 2012 and 2011, respectively. The net comprehensive income in 2013 was due to positive investment returns in 2013 and changes in actuarial assumptions, primarily an increase in the discount rate from 4.47% at December 31, 2012 to 5.30% at December 31, 2013. The net comprehensive loss in each of 2012 and 2011 was due to changes in actuarial assumptions, primarily changes in the discount rate. The actuarial loss more than offset the positive investment returns to the pension plan in each of 2011 and 2012. At year-end 2013, the balance in accumulated other comprehensive income/(loss) pertaining to the pension plan was $(5.6) million, compared to $(27.1) million at December 31, 2012 and $(20.9) million at December 31, 2011.

Park also recognized net comprehensive income with respect to the unrealized net holding gain of $0.6 million, and $0.5 million for the years ended December 31, 2012 and 2011, respectively, due to the mark-to-market of the $25 million (notional amount) cash flow hedge that expired on December 28, 2012. See Note 19 of the Notes to Consolidated Financial Statements for information on the accounting for Park's derivative instruments, including this cash flow hedge.

INVESTMENT OF FUNDS

Loans: Average loans were $4,515 million in 2013, compared to $4,411 million in 2012, and $4,714 million in 2011. The average yield on loans was 5.02% in 2013, compared to 5.35% in 2012, and 5.61% in 2011. The average prime lending rate was 3.25% in each of 2013, 2012 and 2011. Approximately 50% of Park's loan balances mature or reprice within one year (see Table 30). The yield on average loan balances for each quarter of 2013 was 4.95% for each of the fourth quarter and third quarter, 5.08% for the second quarter and 5.13% for the first quarter. At December 31, 2013, loan balances were $4,621 million, compared to $4,450 million at year-end 2012, an increase of $171 million or 3.8%. The loan growth of $171 million in 2013 was due to increases in loans of $190 million at PNB, offset by a decline of $2.8 million at GFSC and a decline in legacy Vision loans held by SEPH of $21 million. The increase in loans experienced at PNB in 2013 was primarily related to continued demand for 1-4 family mortgages, which increased by $87 million. PNB also had a $68 million increase in the consumer loan portfolio and a $35 million increase in the commercial loan portfolio.

Year-end residential real estate loans were $1,800 million, $1,713 million, and $1,629 million in 2013, 2012, and 2011, respectively. Residential real estate loans increased by $87 million or 5.1% in 2013 and increased by $84 million or 5.2% in 2012. The increases in 2012 and 2013 were primarily due to management's decision to continue to retain certain of the 15-year, fixed-rate mortgage loans originated during the year. The balance of 15-year, fixed-rate mortgage loans was $329 million at December 31, 2011, with a weighted average interest rate of 3.79%. This 15-year, fixed-rate mortgage loan product increased by $142 million to $471 million at December 31, 2012, and had a weighted average interest rate of 3.62%. At December 31, 2013, the 15-year, fixed-rate mortgage loan product increased by $141 million to $612 million and had a weighted average interest rate of 3.50%.

The long-term, fixed-rate residential mortgage loans that Park originates are generally sold in the secondary market and Park typically retains servicing on these loans. As mentioned above, during 2010, Park began to retain on its balance sheet certain of the 15-year, fixed-rate residential mortgage loans that it originated. The balance of sold fixed-rate residential mortgage loans, in which Park has maintained the servicing rights, was $1,326 million at year-end 2013, compared to $1,311 million at year-end 2012 and $1,347 million at year-end 2011.

Year-end consumer loans were $724 million, $652 million, and $617 million in 2013, 2012 and 2011, respectively. Consumer loans increased by $72 million or 11.0% in 2013 and increased by $35 million or 5.7% in 2012. The increase in consumer loans in 2013 and 2012 was primarily due to an increase in automobile lending in Ohio.

On a combined basis, year-end commercial, financial and agricultural loans, construction real estate loans and commercial real estate loans totaled $2,094 million, $2,082 million, and $2,070 million for 2013, 2012 and 2011, respectively. These combined loan totals increased by $12 million or 0.6% in each of 2013 and 2012. The increase in 2013 was primarily due to increases in commercial real estate loans of $20.2 million and commercial, financial and agricultural loans of $1.5 million, offset by a decline in construction real estate loans of $9.4 million. The increase in 2012 was primarily due to an increase in commercial, financial and agricultural loans of $80.1 million, offset by declines in construction real estate loans of $52.0 million and commercial real estate loans of $16.4 million.

Table 9 reports year-end loan balances by type of loan for the past five years.

Table 9 – Loans by Type

December 31, (In thousands)	2013	2012	2011	2010	2009
Commercial, financial and agricultural	**$ 825,432**	$ 823,927	$ 743,797	$ 737,902	$ 751,277
Construction real estate	**156,116**	165,528	217,546	406,480	495,518
Residential real estate	**1,799,547**	1,713,645	1,628,618	1,692,209	1,555,390
Commercial real estate	**1,112,273**	1,092,164	1,108,574	1,226,616	1,130,672
Consumer	**723,733**	651,930	616,505	666,871	704,430
Leases	**3,404**	3,128	2,059	2,607	3,145
Total loans	**$4,620,505**	$4,450,322	$4,317,099	$4,732,685	$4,640,432

Table 10 – Selected Loan Maturity Distribution

December 31, 2013 (In thousands)	One Year or Less (1)	Over One Through Five Years	Over Five Years	Total
Commercial, financial and agricultural	$348,481	$331,033	$ 145,918	**$ 825,432**
Construction real estate	63,817	17,122	75,177	**156,116**
Commercial real estate	91,545	122,817	898,011	**1,112,373**
Total	**$503,843**	**$470,972**	**$1,119,106**	**$2,093,921**
Total of these selected loans due after one year with:				
Fixed interest rate		296,107	146,246	**$ 442,353**
Floating interest rate		174,865	972,860	**$1,147,725**

(1) Nonaccrual loans of $76.3 million are included within the one year or less classification above.

Investment Securities: Park's investment securities portfolio is structured to minimize credit risk, provide liquidity and contribute to earnings. As conditions change over time, Park's overall interest rate risk, liquidity needs and potential return on the investment portfolio will change. Management regularly evaluates the securities in the investment portfolio as circumstances evolve. Circumstances that could result in the sale of a security include: to better manage interest rate risk; to meet liquidity needs; or to improve the overall yield in the investment portfolio.

Park classifies the majority of its securities as AFS (see Note 4 of the Notes to Consolidated Financial Statements). These securities are carried on the books at their estimated fair value with the unrealized holding gain or loss, net of federal taxes, accounted for as accumulated other comprehensive income (loss). The securities that are classified as AFS are free to be sold in future periods in carrying out Park's investment strategies.

Park classifies certain types of U.S. Government sponsored entity collateralized mortgage obligations ("CMOs") that it purchases as held-to-maturity. A classification of held-to-maturity means that Park has the positive intent and the ability to hold these securities until maturity. Park classifies certain types of CMOs as held-to-maturity because these securities are generally not as liquid as the other U.S. Government sponsored entities' asset-backed securities that Park classifies as AFS. At year-end 2013, Park's held-to-maturity securities portfolio was $182 million, compared to $401 million at year-end 2012, and $820 million at year-end 2011. Park purchased $208 million of CMOs in 2013, $388 million of CMOs in 2012, and $628 million of CMOs in 2011. All of the CMOs, mortgage-backed securities, and callable notes in Park's investment portfolio were issued by a U.S. Government sponsored entity.

Average taxable investment securities were $1,377 million in 2013, compared to $1,610 million in 2012 and $1,841 million in 2011. The average yield on taxable securities was 2.67% in 2013, compared to 3.14% in 2012 and 3.74% in 2011. Average tax-exempt investment securities were $1.0 million in 2013, compared to $3.1 million in 2012 and $8 million in 2011. The average tax-equivalent yield on tax-exempt investment securities was 7.07% in 2013, compared to 7.03% in 2012 and 7.17% in 2011.

Total investment securities (at amortized cost) were $1,470 million at December 31, 2013, compared to $1,567 million and $1,689 million at December 31, 2012 and December 31, 2011, respectively. Management purchased investment securities totaling $583 million in 2013, $1,227 million in 2012 and $1,268 million in 2011. Proceeds from repayments and maturities of investment securities were $605 million in 2013, $1,348 million in 2012 and $1,013 million in 2011. The increase in proceeds from repayments and maturities in 2012 was primarily due to accelerated prepayments of U.S. Government sponsored entities' mortgage-backed securities and U.S. Government sponsored entity CMOs and also from U.S. Government sponsored entity callable notes being called.

Proceeds from sales of investment securities were $75 million in 2013. These securities were sold at book value; thus there was no gain or loss recognized. There were no sales of investment securities in 2012. Proceeds from sales of investment securities were $610 million in 2011. Park realized net gains on the sale of these securities on a pre-tax basis of $28.8 million in 2011.

At year-end 2013, 2012 and 2011, the average tax-equivalent yield on the total investment portfolio was 2.53%, 2.76%, and 3.31%, respectively. The weighted average remaining maturity of the total investment portfolio was 6.5 years at December 31, 2013, 2.1 years at December 31, 2012 and 1.7 years at December 31, 2011. Obligations of the U.S. Treasury and other U.S. Government sponsored entities and U.S. Government sponsored entities' asset-backed securities were approximately 95.2% of the total investment portfolio at year-end 2013, approximately 95.7% of the total investment portfolio at year-end 2012 and approximately 95.7% of the total investment portfolio at year-end 2011.

The average maturity of the investment portfolio would lengthen if long-term interest rates increase as the principal repayments from mortgage-backed securities and CMOs would be reduced and callable U.S. Government sponsored entity notes would extend to their maturity dates. At year-end 2013, management estimated that the average maturity of the investment portfolio would lengthen to 6.9 years with a 100 basis point increase in long-term interest rates and to 7.3 years with a 200 basis point increase in long-term interest rates. Likewise, the average maturity of the investment portfolio would shorten if long-term interest rates decrease as the principal repayments from mortgage-backed securities and CMOs would increase as borrowers would refinance their mortgage loans and the callable U.S. Government sponsored entity notes would shorten to their call dates. At year-end 2013, management estimated that the average maturity of the investment portfolio would decrease to 2.5 years with a 100 basis point decrease in long-term interest rates and to 1.8 years with a 200 basis point decrease in long-term interest rates.

Table 11 sets forth the carrying value of investment securities, as well as the percentage held within each category at year-end 2013, 2012 and 2011:

Table 11 – Investment Securities

December 31, (In thousands)	2013	2012	2011
Obligations of U.S. Treasury and other U.S. Government sponsored entities	**$ 525,136**	$ 695,727	$ 371,657
Obligations of states and political subdivisions	**240**	1,573	4,652
U.S. Government asset-backed securities	**830,292**	816,322	1,262,527
Federal Home Loan Bank stock	**59,031**	59,031	60,728
Federal Reserve Bank stock	**6,876**	6,876	6,876
Equities	**2,659**	2,222	2,033
Total	**$1,424,234**	$1,581,751	$1,708,473
Investments by category as a percentage of total investment securities			
Obligations of U.S. Treasury and other U.S. Government sponsored entities	**36.9%**	44.0%	21.8%
Obligations of states and political subdivisions	**—%**	0.1%	0.3%
U.S. Government asset-backed securities	**58.3%**	51.7%	73.9%
Federal Home Loan Bank stock	**4.1%**	3.7%	3.5%
Federal Reserve Bank stock	**0.5%**	0.4%	0.4%
Equities	**0.2%**	0.1%	0.1%
Total	**100.0%**	100.0%	100.0%

ANALYSIS OF EARNINGS

Park's principal source of earnings is net interest income, the difference between total interest income and total interest expense. Net interest income results from average balances outstanding for interest earning assets and interest bearing liabilities in conjunction with the average rates earned and paid on them. (See Table 12 for three years of history on the average balances of the balance sheet categories and the average rates earned on interest earning assets and the average rates paid on interest bearing liabilities.)

Net interest income decreased by $14.3 million or 6.1% to $221.0 million for 2013, compared to a decrease of $37.9 million or 13.9% to $235.3 million for 2012. The tax equivalent net yield on interest earning assets (net interest margin) was 3.61% for 2013, compared to 3.83% for 2012 and 4.14% for 2011. The net interest rate spread (the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities) was 3.43% for 2013, compared to 3.62% for 2012 and 3.94% for 2011. The decrease in net interest income in 2013 was due to the decline in the net interest spread to 3.43%, while total interest earning assets only declined by approximately $25 million. The decrease in net interest income in 2012 was due to the decline in the net interest spread to 3.62% from 3.94% and due to the sale of the Vision business on February 16, 2012. The average balance of interest earning assets decreased by $451 million, or 6.8%, to $6,190 million in 2012, largely as a result of the sale of the Vision business.

The average yield on interest earning assets was 4.29% in 2013, compared to 4.64% in 2012 and 5.03% in 2011. On a quarterly basis for 2013, the average yield on interest earning assets was 4.24% for the fourth quarter, 4.19% for the third quarter, 4.31% for the second quarter and 4.41% for the first quarter.

Table 12 – Distribution of Assets, Liabilities and Shareholders' Equity

December 31, (In thousands)	2013 Daily Average	2013 Interest	2013 Average Rate	2012 Daily Average	2012 Interest	2012 Average Rate	2011 Daily Average	2011 Interest	2011 Average Rate
ASSETS									
Interest earning assets:									
Loans (1) (2)	**$4,514,781**	**$226,816**	**5.02%**	$4,410,661	$236,184	5.35%	$4,713,511	$264,192	5.60%
Taxable investment securities	**1,376,913**	**36,686**	**2.66%**	1,610,044	50,549	3.14%	1,840,842	68,873	3.74%
Tax-exempt investment securities (3)	**974**	**69**	**7.07%**	3,087	217	7.03%	8,038	575	7.15%
Money market instruments	**272,851**	**678**	**0.25%**	166,319	408	0.25%	78,593	178	0.23%
Total interest earning assets	**6,165,519**	**264,249**	**4.29%**	6,190,111	287,358	4.64%	6,640,984	333,818	5.03%
Non-interest earning assets:									
Allowance for loan losses	**(56,860)**			(61,995)			(128,512)		
Cash and due from banks	**110,796**			119,410			124,649		
Premises and equipment, net	**56,303**			54,917			69,507		
Other assets	**427,215**			464,363			499,543		
TOTAL	**$6,702,973**			$6,766,806			$7,206,171		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities:									
Transaction accounts	**$1,251,305**	**$ 927**	**0.07%**	$1,239,417	$ 1,411	0.11%	$1,430,492	$ 2,686	0.19%
Savings deposits	**1,098,860**	**846**	**0.08%**	1,006,321	1,072	0.11%	946,406	1,126	0.12%
Time deposits	**1,392,196**	**11,235**	**0.81%**	1,540,863	15,921	1.03%	1,816,506	23,842	1.31%
Total interest bearing deposits	**3,742,361**	**13,008**	**0.35%**	3,786,601	18,404	0.49%	4,193,404	27,654	0.66%
Short-term borrowings	**253,123**	**544**	**0.22%**	258,661	678	0.26%	297,537	823	0.28%
Long-term debt (4)	**870,538**	**28,370**	**3.26%**	907,704	31,338	3.45%	881,921	30,169	3.42%
Total interest bearing liabilities	**4,866,022**	**41,922**	**0.86%**	4,952,966	50,420	1.02%	5,372,862	58,646	1.09%
Non-interest bearing liabilities:									
Demand deposits	**1,117,379**			1,048,796			999,085		
Other	**74,039**			75,312			90,351		
Total non-interest bearing liabilities	**1,191,418**			1,124,108			1,089,436		
Shareholders' equity	**645,533**			689,732			743,873		
TOTAL	**$6,702,973**			$6,766,806			$7,206,171		
Net interest earnings		**$222,327**			$236,938			$275,172	
Net interest spread			**3.43%**			3.62%			3.94%
Net yield on interest earning assets (net interest margin)			**3.61%**			3.83%			4.14%

(1) Loan income includes loan related fee income of $1.9 million in 2013, $3.1 million in 2012 and $2.4 million in 2011. Loan income also includes the effects of taxable equivalent adjustments using a 35% tax rate in 2013, 2012 and 2011. The taxable equivalent adjustment was $1.3 million in 2013, $1.5 million in 2012, and $1.7 million in 2011.

(2) For the purpose of the computation, nonaccrual loans are included in the daily average loans outstanding.

(3) Interest income on tax-exempt investment securities includes the effects of taxable equivalent adjustments using a 35% tax rate in 2013, 2012 and 2011. The taxable equivalent adjustments were $24 thousand in 2013, $77 thousand in 2012, and $204 thousand in 2011.

(4) Includes subordinated debenture and subordinated notes.

The average rate paid on interest bearing liabilities was 0.86% in 2013, compared to 1.02% in 2012 and 1.09% in 2011. On a quarterly basis for 2013, the average rate paid on interest bearing liabilities was 0.83% for the fourth quarter, 0.84% for the third quarter, 0.88% for the second quarter and 0.90% for the first quarter.

The following table displays (for each quarter of 2013) the average balance of interest earning assets, the net interest income and the tax equivalent net interest margin.

Table 13 – Quarterly Net Interest Margin

(In thousands)	Average Interest Earning Assets	Net Interest Income	Tax Equivalent Net Interest Margin
First Quarter	$6,125,403	$ 55,453	3.70%
Second Quarter	6,112,621	54,712	3.61%
Third Quarter	6,219,809	54,960	3.52%
Fourth Quarter	6,202,796	55,900	3.59%
2013	**$6,165,519**	**$221,025**	**3.61%**

In the following table, the change in tax equivalent interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Table 14 – Volume/Rate Variance Analysis

(In thousands)	Change from 2012 to 2013 Volume	Rate	Total	Change from 2011 to 2012 Volume	Rate	Total
Increase (decrease) in:						
Interest income:						
Total loans	**$ 5,464**	**$(14,832)**	**$ (9,368)**	$(16,271)	$(11,737)	$(28,008)
Taxable investments	**(6,744)**	**(7,119)**	**(13,863)**	(8,038)	(10,286)	(18,324)
Tax-exempt investments	**(149)**	**1**	**(148)**	(348)	(10)	(358)
Money market instruments	**270**	**—**	**270**	213	17	230
Total interest income	**(1,159)**	**(21,950)**	**(23,109)**	(24,444)	(22,016)	(46,460)
Interest expense:						
Transaction accounts	**$ 13**	**$ (497)**	**$ (484)**	$ (307)	$ (968)	$ (1,275)
Savings accounts	**95**	**(321)**	**(226)**	58	(112)	(54)
Time deposits	**(1,458)**	**(3,228)**	**(4,686)**	(3,289)	(4,632)	(7,921)
Short-term borrowings	**(16)**	**(118)**	**(134)**	(94)	(51)	(145)
Long-term debt	**(1,266)**	**(1,702)**	**(2,968)**	898	271	1,169
Total interest expense	**(2,632)**	**(5,866)**	**(8,498)**	(2,734)	(5,492)	(8,226)
Net variance	**$ 1,473**	**$(16,084)**	**$(14,611)**	$(21,710)	$(16,524)	$(38,234)

Other Income: Total other income was $73.3 million in 2013, compared to $92.4 million in 2012 and $94.9 million in 2011. Other income in 2012 included $22.2 million related to the gain on the sale of the Vision business. Other income in 2011 included $28.8 million related to net gains on the sale of investment securities. Excluding these gains, other income was $70.2 million and $66.1 million in 2012 and 2011, respectively. The increase in other income to $73.3 million in 2013, compared to $70.2 million excluding the gain on the sale of the Vision business in 2012 was primarily due to a $1.2 million increase in income from fiduciary activities and a $3.7 million decline in OREO devaluations, offset by a $1.3 million decline in gain on the sale of OREO, net. The increase in other income to $70.2 million excluding the gain on the sale of the Vision business in 2012, compared to $66.1 million excluding the net gain on the sale of securities in 2011 was primarily due to a $1.0 million increase in income from fiduciary activities, a $3.0 million increase in other service income and a $1.3 million decline in OREO devaluations, offset by a $1.6 million decline in service charges on deposits and a $2.1 million decline in miscellaneous other income.

The following table displays total other income for Park in 2013, 2012 and 2011.

Table 15 – Other Income

Year Ended December 31, (In thousands)	2013	2012	2011
Income from fiduciary activities	**$17,133**	$15,947	$14,965
Service charges on deposits	**16,316**	16,704	18,307
Gain on sale of Vision business	**—**	22,167	—
Net gains on sales of securities	**—**	—	28,829
Other service income	**12,913**	13,631	10,606
Checkcard fee income	**12,955**	12,541	12,496
Bank owned life insurance income	**5,041**	4,754	5,089
ATM fees	**2,632**	2,359	2,703
Gain on the sale of OREO, net	**3,110**	4,414	1,312
OREO devaluations	**(3,180)**	(6,872)	(8,219)
Miscellaneous	**6,357**	6,758	8,822
Total other income	**$73,277**	$92,403	$94,910

The following table breaks out the change in total other income for the year ended December 31, 2013 compared to the year ended December 31, 2012 and for the year ended December 31, 2012 compared to the year ended December 31, 2011 between Park's Ohio-based operations and SEPH/Vision.

Table 16 – Other Income Breakout

	Change from 2012 to 2013			Change from 2011 to 2012		
(In thousands)	Ohio-based Operations	SEPH/ VB	Total	Ohio-based Operations	SEPH/ VB	Total
Income from fiduciary activities	**$ 1,189**	**$ (3)**	**$ 1,186**	$ 1,106	$ (124)	$ 982
Service charges on deposits	**(234)**	**(154)**	**(388)**	(615)	(988)	(1,603)
Gain on sale of Vision business	**—**	**(22,167)**	**(22,167)**	—	22,167	22,167
Net gains on sales of securities	**—**	**—**	**—**	(23,634)	(5,195)	(28,829)
Other service income	**(620)**	**(98)**	**(718)**	4,499	(1,474)	3,025
Checkcard fee income	**532**	**(118)**	**414**	802	(757)	45
Bank owned life insurance income	**305**	**(18)**	**287**	(240)	(95)	(335)
ATM fees	**282**	**(9)**	**273**	(282)	(62)	(344)
Gain on the sale of OREO, net	**(655)**	**(649)**	**(1,304)**	176	2,926	3,102
OREO devaluations	**(1,282)**	**4,974**	**3,692**	(289)	1,636	1,347
Miscellaneous	**832**	**(1,233)**	**(401)**	(1,883)	(181)	(2,064)
Total other income	**$ 349**	**$(19,475)**	**$(19,126)**	$(20,360)	$17,853	$ (2,507)

Income from fiduciary activities increased by $1.2 million, or 7.4%, to $17.1 million in 2013, and increased by $1.0 million or 6.6% to $15.9 million in 2012. The increases in fiduciary fee income in 2013 and 2012 were primarily due to improvements in the equity markets and also due to an increase in the total accounts served by PNB's Trust Department. PNB charges fiduciary fees largely based on the market value of the assets being managed. The average market value of the trust assets that PNB manages was $3.86 billion at December 31, 2013, compared to $3.52 billion at December 31, 2012 and $3.38 billion at December 31, 2011.

Service charges on deposit accounts decreased by $388,000, or 2.3%, to $16.3 million in 2013, and decreased by $1.6 million or 8.8% to $16.7 million in 2012. The decrease in 2012 was primarily due to the sale of the Vision business on February 16, 2012, which resulted in a $1.0 million decrease in services charges on deposits in 2012 compared to 2011. The balance of the decline in 2012 of approximately $615,000 and the decline in 2013 of $388,000 was related to declines in service charges on deposits within Park's Ohio-based operations, largely as a result of a decrease in fee income from overdraft charges and other non-sufficient funds (NSF) charges. Park's customers did not use our courtesy overdraft program as frequently in 2012 and 2013.

As previously discussed, on February 16, 2012, Park completed the sale of the Vision business for a purchase price of $27.9 million. As a result of the transaction, Park recorded a pre-tax gain of $22.2 million (after actual expenses directly related to the transaction). This gain on sale was recognized at Vision prior to the merger of Vision (as constituted after the sale) with and into SEPH.

There were no sales of investments securities in 2012 and the sale of $75.0 million of investments in 2013 was made at par value for no gain or loss. Park recognized net gains from the sale of investment securities of $28.8 million in 2011. The majority of the investment securities sold in 2011, with an amortized cost of $579.2 million, were U.S. Government sponsored entities' mortgage-backed securities. The remaining investment securities sold in 2011 were municipal securities.

Fee income earned from origination and sale into the secondary market of long-term, fixed-rate mortgage loans is included within other non-yield related fees in the subcategory "Other service income". Other service income decreased $718,000, or 5.3%, to $12.9 million in 2013, and increased by $3.0 million, or 28.5%, to $13.6 million in 2012. The decrease or increase in other service income in 2013, or 2012, respectively, was primarily due to a corresponding decrease or increase in the amount of mortgage loans originated and sold. Other service income for Park's Ohio-based operations increased $4.5 million in 2012. This increase was offset by a $1.5 million decline in other service income for the combined SEPH/VB as a result of the sale of the Vision business. The amount of fixed-rate mortgage loans originated and sold in 2013 was $288 million, compared to $409 million in 2012 and $190 million in 2011. As previously discussed, Park began to originate and retain 15-year, fixed-rate residential mortgages in August 2010, which resulted in fewer loans being sold in the secondary market. The balance of 15-year, fixed-rate residential mortgage loans retained was $612 million at December 31, 2013, an increase of $141 million compared to $471 million at December 31, 2012.

Checkcard fee income, which is generated from debit card transactions, increased $414,000, or 3.3%, to $13.0 million in 2013, compared to $12.5 million in both 2012 and 2011. The increase in 2013 was attributable to continued increases in the volume of debit card transactions. In 2012, increases in checkcard fee income of $802,000 for Park's Ohio-based operations were offset by a decline of $757,000 for SEPH/VB following the sale of the Vision business.

Gain on the sale of OREO, net, totaled $3.1 million in 2013, a decrease of $1.3 million, compared to $4.4 million in 2012. The table below provides details on the OREO sales at PNB and SEPH in 2013 and 2012.

Table 17 – Sales of OREO

(In thousands)	OREO Properties Sold	Book Balance of OREO Sold	Net Proceeds of OREO Sold	Gain on Sale (1)
2013:				
PNB	**111**	**$ 9,527**	**$10,161**	**$ 634**
SEPH	**104**	**10,369**	**12,882**	**2,513**
Total	**215**	**$19,896**	**$23,043**	**$3,147**
2012:				
PNB	115	$ 8,814	$ 9,307	$ 493
SEPH	88	14,519	17,681	3,162 (2)
Total	203	$23,333	$26,988	$3,655

(1) The gain on sale amounts above do not include any deferred gains on sale.

(2) The gain on sale above does not include gains on the transfer of OREO from Vision to SEPH which are included in the Consolidated Statement of Income for the year ended December 31, 2012. The properties were sold to SEPH at fair value in accordance with regulatory requirements.

OREO devaluations, which result from declines in the fair value (less anticipated selling costs) of property acquired through foreclosure, totaled $3.2 million in 2013, a decrease of $3.7 million or 53.7% compared to $6.9 million in 2012. The OREO devaluations in 2013 related primarily to OREO at PNB. Of the $3.2 million in OREO devaluations in 2013, $2.6 million were related to devaluations at PNB. The OREO devaluations in 2012 related primarily to other real estate owned at SEPH. Of the $6.9 million in OREO devaluations in 2012, $5.6 million were related to devaluations recognized at SEPH.

Other Expense: Total other expense was $188.5 million in 2013, compared to $188.0 million in 2012, and $188.3 million in 2011. Total other expense increased by $561,000, or 0.3%, in 2013, and decreased by $349,000, or 0.2%, in 2012. The following table displays total other expense for Park in 2013, 2012 and 2011.

Table 18 – Other Expense

Year Ended December 31, (In thousands)	2013	2012	2011
Salaries and employee benefits	**$100,298**	$ 95,977	$102,068
Data processing fees	**4,174**	3,916	4,965
Professional fees and services	**27,865**	24,267	21,119
Net occupancy expense of bank premises	**9,804**	9,444	11,295
Furniture and equipment expense	**11,249**	10,788	10,773
Insurance	**5,205**	5,780	6,821
Marketing	**3,790**	3,474	2,967
Postage and telephone	**5,790**	5,983	6,060
Intangible amortization expense	**337**	2,172	3,534
State taxes	**3,702**	3,786	1,544
Loan put provision	**—**	3,299	—
OREO expense	**2,731**	4,011	3,266
Miscellaneous	**13,584**	15,071	13,905
Total other expense	**$188,529**	$187,968	$188,317
Full time equivalent employees	**1,836**	1,826	1,920

The following table breaks out the change in total other expense for the year ended December 31, 2013 compared to the year ended December 31, 2012 and for the year ended December 31, 2012 compared to the year ended December 31, 2011 in each of Park's Ohio-based operations and SEPH/Vision.

Table 19 – Other Expense Breakout

	Change from 2012 to 2013			Change from 2011 to 2012		
(In thousands)	Ohio-based Operations	SEPH/ VB	Total	Ohio-based Operations	SEPH/ VB	Total
Salaries and employee benefits	**$ 6,710**	**$(2,389)**	**$ 4,321**	$ 2,911	$ (9,002)	$(6,091)
Data processing fees	**500**	**(242)**	**258**	417	(1,466)	(1,049)
Professional fees and services	**5,027**	**(1,429)**	**3,598**	1,589	1,559	3,148
Net occupancy expense of bank premises	**676**	**(316)**	**360**	(85)	(1,766)	(1,851)
Furniture and equipment expense	**529**	**(68)**	**461**	850	(835)	15
Insurance	**(433)**	**(142)**	**(575)**	(197)	(844)	(1,041)
Marketing	**338**	**(22)**	**316**	720	(213)	507
Postage and telephone	**(57)**	**(136)**	**(193)**	203	(280)	(77)
Intangible amortization expense	**(220)**	**(1,615)**	**(1,835)**	—	(1,362)	(1,362)
State taxes	**(36)**	**(48)**	**(84)**	2,242	—	2,242
Loan put provision	**—**	**(3,299)**	**(3,299)**	—	3,299	3,299
OREO expense	**(409)**	**(871)**	**(1,280)**	750	(5)	745
Miscellaneous	**(2,242)**	**755**	**(1,487)**	678	488	1,166
Total other expense	**$10,383**	**$(9,822)**	**$ 561**	$10,078	$(10,427)	$ (349)

Salaries and employee benefits expense increased by $4.3 million, or 4.5%, to $100.3 million in 2013, and decreased by $6.1 million or 6.0% to $96.0 million in 2012. The increase in 2013 was due to an increase of $2.6 million in salary expense, an increase of $1.5 million in group medical insurance, and an $831,000 increase in retirement benefit expense. The decrease in 2012 was primarily related to a decrease of $9.0 million at SEPH/VB due to the sale of the Vision business on February 16, 2012, offset by a $2.9 million increase in salaries and employee benefits for Park's Ohio-based operations. Park had 1,836 full-time equivalent employees at year-end 2013, compared to 1,826 at year-end 2012 and 1,920 at year-end 2011.

Professional fees and services increased by $3.6 million, or 14.8%, to $27.9 million in 2013, and increased by $3.1 million or 14.9% to $24.3 million in 2012. This subcategory of total other expense includes legal fees, management consulting fees, director fees, audit fees, regulatory examination fees and memberships in industry associations. The increase in fees and services expense in each of 2012 and 2013 was primarily due to increases in legal and consulting fees at both PNB and SEPH, although SEPH realized a modest decline in 2013 from the level in 2012.

Net occupancy expense increased by $360,000, or 3.8%, to $9.8 million in 2013 and decreased by $1.9 million, or 16.4%, to $9.4 million in 2012. The increase in 2013 was primarily due to higher maintenance costs on buildings, while the reduction in 2012 was due largely to the sale of the Vision business.

Insurance expense declined by $575,000, or 9.9%, to $5.2 million in 2013, and declined by $1.0 million or 15.3% to $5.8 million in 2012. The decline in 2013 was primarily due to a decline in FDIC insurance premiums. The decline in 2012 was primarily the result of lower insurance expense at SEPH/VB following the sale of the Vision business, which eliminated the FDIC insurance expense for the Vision subsidiary. The remaining decline in 2012 was the result of the full year impact of the new FDIC assessment methodology utilizing total assets less tangible equity, which went into effect in the third quarter of 2011.

As part of the transaction between Vision and Centennial, Park agreed to allow Centennial to "put back" up to $7.5 million aggregate principal amount of loans, which were originally included within the loans sold in the transaction. The loan put option expired on August 16, 2012, 180 days after the closing of the transaction. In total, Centennial put back forty-four loans, totaling approximately $7.5 million. Upon repurchase, Park was required to charge each of the repurchased loans down to its then current fair value. Park recognized $3.3 million of loan put provision expense in 2012 to establish a liability account that was utilized to cover write downs on the forty-four loans repurchased from Centennial.

The subcategory "Miscellaneous" other expense includes expenses for supplies, travel, charitable contributions, amortization of low income housing tax investments and other miscellaneous expense. The subcategory miscellaneous other expense decreased by $1.5 million, or 9.9%, to $13.6 million in 2013, and increased by $1.2 million or 8.4% in 2012. The $1.5 million decline in 2013 was largely due to the reversal of a $1.5 million liability for potential credit loss exposure related to certain off-balance sheet arrangements in the Ohio-based operations, which had previously been established in 2012.

Income Taxes: Federal income tax expense was $25.1 million in 2013, compared to $25.7 million in 2012, and $28.3 million in 2011. Federal income tax expense as a percentage of income before taxes, adjusted for the state income tax expense or benefit, was 24.6% in 2013, 24.6% in 2012, and 25.6% in 2011. The difference between the statutory federal income tax rate of 35% and Park's effective tax rate is the permanent tax differences, primarily consisting of tax-exempt interest income from municipal investments and loans, low income housing tax credits, bank owned life insurance income, and dividends paid on shares held within Park's salary deferral plan. Park's permanent tax differences for 2013 were approximately $11.2 million.

State income tax expense was zero in 2013 and 2012 and $6.1 million in 2011. All of the state income tax expense pertains to Vision, as Park and its Ohio-based subsidiaries do not pay state income tax to the state of Ohio, but pay franchise tax based on year-end equity. The franchise tax expense is included in "state taxes" as part of total other expense on Park's Consolidated Statements of Income. Park recognized $6.1 million in state tax expense during 2011, which was the charge necessary to write off the previously reported state operating loss carry-forward asset and other state deferred tax assets at Vision.

CREDIT EXPERIENCE

Provision for Loan Losses: The provision for loan losses is the amount added to the allowance for loan losses to ensure the allowance is sufficient to absorb probable, incurred credit losses. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historic and current loan loss experience and current economic conditions.

The provision for loan losses for Park was $3.4 million in 2013, $35.4 million in 2012 and $63.3 million in 2011. Net loan charge-offs (recoveries) were ($516,000) in 2013, $48.3 million in 2012, and $125.1 million in 2011. Net loan charge-offs for the year ended December 31, 2012 included the charge-off of $12.1 million related to the retained Vision loans to bring the retained Vision loan portfolio to fair value prior to the merger of Vision with and into SEPH on February 16, 2012. The ratio of net loan charge-offs (recoveries) to average loans was (0.01)% in 2013, 1.10% in 2012, and 2.65% in 2011.

The table below provides additional information on the provision for loan losses and the ALLL for Park's Ohio-based subsidiaries for 2013, 2012 and 2011.

Table 20 – ALLL Information – Park's Ohio-based Subsidiaries

(In thousands)	2013	2012	2011
ALLL, beginning	**$ 55,537**	$ 57,706	$ 74,639
Charge-offs:			
Ohio-based loans	**16,809**	21,786	37,434
PNB participations in Vision loans	**131**	3,549	18,085
Total charge-offs	**16,940**	25,335	55,519
Recoveries:			
Ohio-based loans	**(4,942)**	(5,618)	(6,366)
PNB participations in Vision loans	**(715)**	(10)	—
Total recoveries	**(5,657)**	(5,628)	(6,366)
Net charge-offs	**11,283**	19,707	49,153
Provision for (recovery of) loan losses:			
Ohio-based loans	**16,095**	14,170	21,168
PNB participations in Vision loans	**(881)**	3,368	11,052
Total provision for loan losses	**15,214**	17,538	32,220
ALLL, ending	**$ 59,468**	$ 55,537	$ 57,706
Average loans, Ohio-based operations	**$4,467,156**	$4,277,355	$4,131,289
Total net charge-offs as a percentage of average loans	**0.25%**	0.46%	1.19%
Total Ohio-based net charge-offs as a percentage of average loans	**0.25%**	0.38%	0.75%

The provision for (recovery of) loan losses for SEPH was $(11.8) million for 2013. The provision for loan losses, including those provisions recorded at Vision prior to the February 16, 2012 merger of Vision with and into SEPH, was $17.9 million in 2012. The provision for loan losses for Vision was $31.1 million in 2011. The provision for (recovery of) loan losses at SEPH in 2013 was entirely based on the net recoveries at SEPH of $11.8 million. The net recoveries in 2013 consisted of charge-offs of $2.2 million and recoveries of $14.0 million.

On February 16, 2012, when Vision merged with and into SEPH, the loans which had been retained by Vision were transferred by operation of law at their fair market value and no allowance for loan loss has been or will be carried at SEPH. The table below provides additional information regarding charge-offs as a percentage of unpaid principal balance, as of December 31, 2013.

Table 21 – SEPH – Retained Vision Loan Portfolio
Charge-offs as a percentage of unpaid principal balance

December 31, 2013 (In thousands)	Unpaid Principal Balance	Charge-offs	Net Book Balance	Charge-off Percentage
Nonperforming loans – retained by SEPH	$76,014	$39,906	$36,108	52.50%
Performing loans – retained by SEPH	2,063	157	1,906	7.61%
Total SEPH loan exposure	$78,077	$40,063	$38,014	51.31%

Generally, management obtains updated appraisal information for nonperforming loans annually. As new appraisal information is received, management performs an evaluation of the appraisal and applies a discount for anticipated disposition costs to determine the net realizable value of the collateral, which is compared to the outstanding principal balance to determine if additional write-downs are necessary.

At year-end 2013, the allowance for loan losses was $59.5 million or 1.29% of total loans outstanding, compared to $55.5 million or 1.25% of total loans outstanding at year-end 2012, and $68.4 million or 1.59% of total loans outstanding at year-end 2011. The table below provides additional information related to specific reserves on impaired commercial loans and general reserves for all other loans in Park's portfolio at December 31, 2013, 2012 and 2011.

Table 22 – General Reserve Trends – Park

Year Ended December 31, (In thousands)	2013	2012	2011
Allowance for loan losses, end of period	**$ 59,468**	$ 55,537	$ 68,444
Specific reserves	**10,451**	8,276	15,935
General reserves	**$ 49,017**	$ 47,261	$ 52,509
Total loans	**$4,620,505**	$4,450,322	$4,317,099
Impaired commercial loans	**112,304**	137,238	187,074
Non-impaired loans	**$4,508,201**	$4,313,084	$4,130,025
Allowance for loan losses as a percentage of period end loans	**1.29%**	1.25%	1.59%
General reserves as a percentage of non-impaired loans	**1.09%**	1.10%	1.27%

General reserves as a percentage of non-impaired loans were 1.09% at December 31, 2013, down one basis point from the 1.10% at December 31, 2012. The decline in general reserves as a percentage of non-impaired loans from 1.27% at December 31, 2011 to 1.10% at December 31, 2012 was primarily due to (1) the elimination of general reserves held against the retained Vision performing loans that are held at SEPH and (2) improving credit trends in the commercial loan portfolio for Park's Ohio-based operations (PNB and GFSC). Table 23 below provides additional information regarding the decline in general reserves as a percentage of non-impaired loans.

The following table shows the improving credit trends in Park's Ohio-based operations' commercial loan portfolio:

Table 23 – Park Ohio – Commercial Credit Trends

Year Ended December 31, (In thousands)	2013	2012	2011
Commercial loans*			
Pass rated	**$2,311,914**	$2,225,702	$2,131,007
Special mention	**26,361**	49,275	66,254
Substandard	**2,687**	16,843	29,604
Impaired	**77,038**	89,365	95,109
Total	**$2,418,000**	$2,381,185	$2,321,974

*Commercial loans include: (1) Commercial, financial and agricultural loans, (2) Commercial real estate loans, (3) Commercial related loans in the construction real estate portfolio and (4) Commercial related loans in the residential real estate portfolio.

The commercial loan table above demonstrates the improvement experienced over the last 24 months in Park's Ohio-based operations' commercial loan portfolio. Pass rated commercial loans have grown $180.9 million, or 8.5% since December 31, 2011. Over this same period, special mention loans have declined by $39.9 million, or 60.2% and substandard loans have declined by $26.9 million, or 90.9%. These improved credit metrics in the special mention and substandard categories of the commercial loan portfolio have a significant impact on the general reserves that are established to cover probable incurred losses on performing commercial loans. As these metrics have improved over the past 24 months, general reserves related to special mention and substandard commercial loans declined from $7.8 million at December 31, 2011, to $4.2 million at December 31, 2012, and to $1.6 million at December 31, 2013.

Delinquent and accruing loan trends for Park's Ohio-based operations have also improved over the past 24 months. Delinquent and accruing loans were $32.0 million or 0.70% of total loans at December 31, 2013, compared to $39.6 million (0.90%) at December 31, 2012 and $40.1 million (0.96%) at December 31, 2011.

Impaired commercial loans for Park's Ohio-based operations were $77.0 million as of December 31, 2013, a reduction from the balance of impaired commercial loans of $89.4 million and $95.1 million at December 31, 2012 and 2011, respectively. The $77.0 million of impaired commercial loans at December 31, 2013 included $3.5 million of loans modified in a troubled debt restructuring which are currently on accrual status and performing in accordance with the restructured terms. Impaired commercial loans are individually evaluated for impairment and specific reserves are established to cover any probable incurred losses for those loans that have not been charged down to the net realizable value of the underlying collateral or to the net present value of expected cash flows.

Management believes that the allowance for loan losses at year-end 2013 is adequate to absorb probable incurred credit losses in the loan portfolio. See Note 1 of the Notes to Consolidated Financial Statements and the discussion under the heading "Critical Accounting Policies" earlier in this Management's Discussion and Analysis for additional information on management's evaluation of the adequacy of the allowance for loan losses.

The table below provides a summary of the loan loss experience over the past five years:

Table 24 – Summary of Loan Loss Experience

(In thousands)	2013	2012	2011	2010	2009
Average loans (net of unearned interest)	**$4,514,781**	$4,410,661	$4,713,511	$4,642,478	$4,594,436
Allowance for loan losses:					
Beginning balance	**55,537**	68,444	143,575	116,717	100,088
Charge-offs:					
Commercial, financial and agricultural	**6,160**	26,847	18,350	8,484	10,047
Real estate – construction	**1,791**	9,985	64,166	23,308	21,956
Real estate – residential	**3,207**	8,607	20,691	18,401	11,765
Real estate – commercial	**1,832**	10,454	23,063	7,748	5,662
Consumer	**6,163**	5,375	7,612	8,373	9,583
Leases	**—**	—	—	—	9
Total charge-offs	**$19,153**	$ 61,268	$ 133,882	$ 66,314	$ 59,022
Recoveries:					
Commercial, financial and agricultural	**$1,314**	$ 1,066	$ 1,402	$ 1,237	$ 1,010
Real estate – construction	**9,378**	2,979	1,463	813	1,322
Real estate – residential	**6,000**	5,559	1,719	1,429	1,723
Real estate – commercial	**726**	783	1,825	850	771
Consumer	**2,249**	2,555	2,385	1,763	2,001
Leases	**2**	—	4	—	3
Total recoveries	**$19,669**	$ 12,942	$ 8,798	$ 6,092	$ 6,830
Net charge-offs (recoveries)	**$ (516)**	$ 48,326	$ 125,084	$ 60,222	$ 52,192
Provision charged to earnings	**3,415**	35,419	63,272	87,080	68,821
Transfer of loans at fair value	**—**	—	(219)	—	—
Allowance for loan losses acquired (transferred) related to Vision	**—**	—	(13,100)	—	—
Ending balance	**$59,468**	$ 55,537	$ 68,444	$ 143,575	$ 116,717
Ratio of net charge-offs (recoveries) to average loans (0.01)%	1.10%	2.65%	1.30%	1.14%	
Ratio of allowance for loan losses to end of year loans	**1.29%**	1.25%	1.59%	3.03%	2.52%

The following table summarizes the allocation of the allowance for loan losses for the past five years:

Table 25 – Allocation of Allowance for Loan Losses

December 31,	2013		2012		2011		2010		2009	
(In thousands)	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category
Commercial, financial and agricultural	**$14,218**	**17.87%**	$15,635	18.51%	$16,950	17.23%	$ 11,555	15.59%	$ 14,725	16.19%
Real estate – construction	**6,855**	**3.38%**	6,841	3.72%	14,433	5.04%	70,462	8.59%	47,521	10.68%
Real estate – residential	**14,251**	**38.95%**	14,759	38.51%	15,692	37.72%	30,259	35.75%	19,753	33.51%
Real estate – commercial	**15,899**	**24.07%**	11,736	24.54%	15,539	25.68%	24,369	25.92%	23,970	24.37%
Consumer	**8,245**	**15.66%**	6,566	14.65%	5,830	14.28%	6,925	14.09%	10,713	15.18%
Leases	**—**	**0.07%**	—	0.07%	—	0.05%	5	0.06%	35	0.07%
Total	**$59,468**	**100.00%**	$55,537	100.00%	$68,444	100.00%	$143,575	100.00%	$116,717	100.00%

As of December 31, 2013, Park had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did Park have any loans to foreign governments.

Nonperforming Assets: Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) troubled debt restructurings (TDRs) on accrual status; and 3) loans which are contractually past due 90 days or more as to principal or interest payments , where interest continues to accrue. Prior to Park's adoption of Accounting Standards Update (ASU) 2011-02, Park classified all TDRs as nonaccrual loans. With the adoption of ASU 2011-02, management determined it was appropriate to return certain TDRs to accrual status. Specifically, if the restructured note has been current for a period of at least six months, and management expects the borrower will remain current throughout the renegotiated contract, the loan may be returned to accrual status. OREO results from taking possession of property that served as collateral for a defaulted loan.

The following is a summary of Park's nonaccrual loans, accruing TDRs, loans past due 90 days or more and still accruing and other real estate owned for the last five years:

Table 26 – Park – Nonperforming Assets

December 31, (In thousands)	2013	2012	2011	2010	2009
Nonaccrual loans	**$135,216**	$155,536	$195,106	$289,268	$233,544
Accruing TDRs	**18,747**	29,800	28,607	—	142
Loans past due 90 days or more and accruing	**1,677**	2,970	3,489	3,590	14,773
Total nonperforming loans	**$155,640**	$188,306	$227,202	$292,858	$248,459
Other real estate owned – PNB	**11,412**	14,715	13,240	8,385	6,037
Other real estate owned – Vision	**—**	—	—	33,324	35,203
Other real estate owned – SEPH	**23,224**	21,003	29,032	—	—
Total nonperforming assets	**$190,276**	$224,024	$269,474	$334,567	$289,699
Percentage of nonperforming loans to total loans	**3.37%**	4.23%	5.26%	6.19%	5.35%
Percentage of nonperforming assets to total loans	**4.12%**	5.03%	6.24%	7.07%	6.24%
Percentage of nonperforming assets to total assets	**2.87%**	3.37%	3.86%	4.59%	4.11%

Tax equivalent interest income from loans for 2013 was $226.8 million. Park has forgone interest income of approximately $8.7 million from nonaccrual loans as of December 31, 2013 that would have been earned during the year if all loans had performed in accordance with their original terms.

SEPH and Vision nonperforming assets for the last five years were as follows:

Table 27 – SEPH/Vision – Nonperforming Assets

December 31, (In thousands)	2013	2012	2011	2010	2009
Nonaccrual loans	**$36,108**	$55,292	$ 98,993	$171,453	$148,347
Accruing TDRs	**—**	—	2,265	—	—
Loans past due 90 days or more and accruing	**—**	—	122	364	11,277
Total nonperforming loans	**$36,108**	$55,292	101,380	171,817	159,624
Other real estate owned – SEPH	**23,224**	21,003	29,032	—	—
Other real estate owned – Vision	**—**	—	—	33,324	35,203
Total nonperforming assets	**$59,332**	$76,295	$130,412	$205,141	$194,827
Percentage of nonperforming loans to total loans	**N.M.**	N.M.	N.M.	26.82%	23.58%
Percentage of nonperforming assets to total loans	**N.M.**	N.M.	N.M.	32.02%	28.78%
Percentage of nonperforming assets to total assets	**N.M.**	N.M.	N.M.	25.90%	21.70%

N.M. – Not meaningful

Nonperforming assets for Park, excluding SEPH/Vision, for the last five years were as follows:

Table 28 – Park Excluding SEPH/Vision – Nonperforming Assets

December 31, (In thousands)	2013	2012	2011	2010	2009
Nonaccrual loans	**$ 99,108**	$100,244	$ 96,113	$117,815	$85,197
Accruing TDRs	**18,747**	29,800	26,342	—	142
Loans past due 90 days or more and accruing	**1,677**	2,970	3,367	3,226	3,496
Total nonperforming loans	**$119,532**	$133,014	$125,822	$121,041	$88,835
Other real estate owned – PNB	**11,412**	14,715	13,240	8,385	6,037
Total nonperforming assets	**$130,944**	$147,729	$139,062	$129,426	$94,872
Percentage of nonperforming loans to total loans	**2.61%**	3.03%	3.00%	2.96%	2.24%
Percentage of nonperforming assets to total loans	**2.86%**	3.36%	3.32%	3.16%	2.39%
Percentage of nonperforming assets to total assets	**2.00%**	2.26%	2.21%	1.99%	1.54%

Park had $29.0 million of commercial loans included on the watch list at December 31, 2013 compared to $68.3 million at year-end 2012 and $134.5 million at year-end 2011. Commercial loans include: (1) commercial, financial and agricultural loans, (2) commercial real estate loans, (3) certain real estate construction loans, and (4) certain residential real estate loans. Park's watch list includes all criticized and classified commercial loans, defined by Park as loans rated special mention or worse, less those commercial loans currently considered to be impaired. As a percentage of year-end total loans, Park's watch list of potential problem loans was 0.6% in 2013, 1.5% in 2012 and 3.1% in 2011. The existing conditions of these loans do not warrant classification as nonaccrual. However, these loans have shown some weakness and management performs additional analyses regarding a borrower's ability to comply with payment terms for watch list loans.

Park's allowance for loan losses includes an allocation for loans specifically identified as impaired under GAAP. At December 31, 2013, loans considered to be impaired consisted substantially of commercial loans graded as "substandard" or "doubtful" and placed on non-accrual status. Specific reserves on impaired commercial loans are typically based on management's best estimate of the fair value of collateral securing these loans. The amount ultimately charged off for these loans may be different from the specific reserve as the ultimate liquidation of the collateral may be for amounts different from management's estimates.

When determining the quarterly and annual loan loss provision, Park reviews the grades of commercial loans. These loans are graded from 1 to 8. A grade of 1 indicates little or no credit risk and a grade of 8 is considered a loss. Commercial loans with grades of 1 to 4.5 (pass-rated) are considered to be of acceptable credit risk. Commercial loans graded a 5 (special mention) are considered to be watch list credits and a higher loan loss reserve percentage is allocated to these loans. Commercial loans graded 6 (substandard), also considered watch list credits, are considered to represent higher credit risk and, as a result, a higher loan loss reserve percentage is allocated to these loans. Generally, commercial loans that are graded a 6 are considered for partial charge-off or have been charged down to the net realizable value of the underlying collateral. Commercial loans that are graded a 7 (doubtful) are shown as nonperforming and Park charges these loans down to their fair value by taking a partial charge-off or recording a specific reserve. Any commercial loan graded an 8 (loss) is completely charged off.

As of December 31, 2013, management had taken partial charge-offs of approximately $63.3 million related to the $112.3 million of commercial loans considered to be impaired, compared to charge-offs of approximately $105.1 million related to the $137.2 million of impaired commercial loans at December 31, 2012. The table below provides additional information related to Park's impaired commercial loans at December 31, 2013, including those impaired commercial loans at PNB, impaired PNB participations in Vision loans and those impaired Vision commercial loans (commercial land and development ("CL&D") and other commercial) retained at SEPH.

Table 29 – Park Impaired Commercial Loans

December 31, 2013 (In thousands)	Unpaid Principal Balance (UPB)	Prior Charge-offs	Total Impaired Loans	Specific Reserve	Carrying Balance	Carrying Balance as a % of UPB
PNB	$ 74,716	$ 9,982	$ 64,734	$10,451	$ 54,283	72.65%
PNB participations in VB loans	26,358	14,054	12,304	—	12,304	46.68%
SEPH – CL&D loans	23,721	18,944	4,777	—	4,777	20.14%
SEPH – other loans	50,781	20,292	30,489	—	30,489	60.04%
Total Park	$175,576	$63,272	$112,304	$10,451	$101,853	58.01%

A significant portion of Park's allowance for loan losses is allocated to commercial loans. "Special mention" loans are loans that have potential weaknesses that may result in loss exposure to Park. "Substandard" loans are those that exhibit a well-defined weakness, jeopardizing repayment of the loan, resulting in a higher probability that Park will suffer a loss on the loan unless the weakness is corrected. Park's annualized 60-month loss experience, defined as charge-offs plus changes in specific reserves, within the commercial loan portfolio has been 0.66% of the principal balance of these loans. This annualized 60-month loss experience includes only the performance of the PNB loan portfolio. The allowance for loan losses related to performing commercial loans was $31.5 million or 1.35% of the outstanding principal balance of other accruing commercial loans at December 31, 2013.

The overall reserve of 1.35% for other accruing commercial loans breaks down as follows: pass-rated commercial loans are reserved at 1.29%; special mention commercial loans are reserved at 5.10%; and substandard commercial loans are reserved at 9.01%. The reserve levels for pass-rated, special mention and substandard commercial loans in excess of the annualized 60-month loss experience of 0.66% are due to the following factors which management reviews on a quarterly or annual basis:

- **Loss Emergence Period Factor:** Annually during the fourth quarter, management calculates the loss emergence period for each commercial loan segment. This loss emergence period is calculated based upon the average period of time it takes a credit to move from pass-rated to non-accrual. If the loss emergence period for any commercial loan segment is greater than one year, management applies additional general reserves to all performing loans within that segment of the commercial loan portfolio.
- **Loss Migration Factor:** Park's commercial loans are individually risk graded. If loan downgrades occur, the probability of default increases, and accordingly, management allocates a higher percentage reserve to those accruing commercial loans graded special mention and substandard. Annually, management calculates a loss migration factor for each commercial loan segment for special mention and substandard credits based on a review of losses over the past five-year period, considering how each individual credit was rated at the beginning of the five-year period.
- **Environmental Loss Factor:** Management has identified certain macroeconomic factors that trend in accordance with losses in Park's commercial loan portfolio. These macroeconomic factors are reviewed quarterly and the adjustments made to the environmental loss factor impacting each segment in the performing commercial loan portfolio correlate to changes in the macroeconomic environment.

Generally, consumer loans are not individually graded. Consumer loans include: (1) mortgage and installment loans included in the construction real estate segment of the loan portfolio; (2) mortgage, home equity lines of credit (HELOC), and installment loans included in the residential real estate segment of the loan portfolio; and (3) all loans included in the consumer segment of the loan portfolio. The amount of loan loss reserve assigned to these loans is based on historical loss experience over the past 60 months. Management generally considers a one-year coverage period (the "Historical Loss Factor") appropriate because the probable loss on any given loan in the consumer loan pool should ordinarily become apparent in that time frame. However, management may incorporate adjustments to the Historical Loss Factor as circumstances warrant additional reserves (e.g., increased loan delinquencies, improving or deteriorating economic conditions, changes in lending management and underwriting standards, etc.). At December 31, 2013, the coverage level within the consumer portfolio was approximately 1.68 years.

The judgmental increases discussed above incorporate management's evaluation of the impact of environmental qualitative factors which pose additional risks and assign a component of the allowance for loan losses in consideration of these factors. Such environmental factors include: national and local economic trends and conditions; experience, ability and depth of lending management and staff; effects of any changes in lending policies and procedures; levels of, and trends in, consumer bankruptcies, delinquencies, impaired loans and charge-offs and recoveries. The determination of this component of the allowance for loan losses requires considerable management judgment. Management is working to address weaknesses in those loans that may result in future loss. Actual loss experience may be more or less than the amount allocated.

CAPITAL RESOURCES

Liquidity and Interest Rate Sensitivity Management: Park's objective in managing its liquidity is to maintain the ability to continuously meet the cash flow needs of customers, such as borrowings or deposit withdrawals, while at the same time seeking higher yields from longer-term lending and investing activities.

Cash and cash equivalents decreased by $54.3 million during 2013 to $147.0 million at year-end. Cash provided by operating activities was $114.6 in 2013, $105.2 million in 2012, and $123.5 million in 2011. Net income was the primary source of cash for operating activities during each year.

Cash used in investing activities was $106.7 million in 2013 and $194.7 million in 2012. Cash provided by investing activities was $274.4 million in 2011. Investment security transactions are the major use or source of cash in investing activities. Proceeds from the sale, repayment or maturity of securities provide cash and purchases of securities use cash. Net security transactions provided cash of $96.9 million in 2013, $120.6 million in 2012, and $354.8 million in 2011. Another major use or source of cash in investing activities is the net increase or decrease in the loan portfolio. Cash used by the net increase in the loan portfolio was $190.2 million in 2013, $163.1 million in 2012, and $71.9 million in 2011.

Cash used in financing activities was $62.1 million in 2013, cash provided by financing activities was $133.4 million in 2012, and cash used in financing activities was $374.2 million in 2011. A major source of cash for financing activities is the net change in deposits. Deposits increased and provided $74.0 million of cash in 2013 and $250.9 million of cash in 2012. Deposits decreased and used $97.7 million of cash in 2011. Another major source of cash for financing activities is short-term borrowings and long-term debt. In 2013, net short-term borrowings decreased and used $102.1 million in cash, and net long-term borrowings increased and provided $24.0 million in cash. In 2012, net short-term borrowings increased and provided $80.6 million in cash, and net long-term borrowings decreased and used $40.1 million in cash. In 2011, net short-term borrowings declined, using $400.1 million in cash and net long-term borrowings increased, providing $186.4 million in cash. Additionally, in 2012, cash declined by $100.0 million from the repurchase of the Series A Preferred Shares and $2.8 million from the repurchase of the common share warrant, both from the U.S. Treasury. Finally, cash declined by $57.9 million in 2013, $60.2 million in 2012, and $62.9 million in 2011, from the payment of cash dividends.

Funds are available from a number of sources, including the capital markets, the investment securities portfolio, the core deposit base, Federal Home Loan Bank borrowings and the capability to securitize or package loans for sale. In the opinion of Park's management the present funding sources provide more than adequate liquidity for Park to meet its cash flow needs.

The following table shows interest rate sensitivity data for five different time intervals as of December 31, 2013:

Table 30 – Interest Rate Sensitivity

(In thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Interest earning assets:						
Investment securities (1)	$ 88,618	$ 84,322	$ 178,865	$127,588	$ 944,841	$1,424,234
Money market instruments	17,952	—	—	—	—	17,952
Loans (1)	1,155,568	1,168,913	1,240,497	551,855	503,672	4,620,505
Total interest earning assets	1,262,138	1,253,235	1,419,362	679,443	1,448,513	6,062,691
Interest bearing liabilities:						
Interest bearing transaction accounts (2)	$ 608,254	$ —	$ 537,270	$ —	$ —	$1,145,524
Savings accounts (2)	260,854	—	864,140	—	—	1,124,994
Time deposits	322,420	562,741	318,250	120,302	947	1,324,660
Other	—	1,263	—	—	—	1,263
Total deposits	1,191,528	564,004	1,719,660	120,302	947	3,596,441

Table 30 – Interest Rate Sensitivity (continued)

(In thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Short-term borrowings	$ 242,029	$ —	$ —	$ —	$ —	$ 242,029
Long-term debt	50,000	50,500	77,000	456,297	176,744	810,541
Subordinated debentures/notes	15,000	35,250	—	30,000	—	80,250
Total interest bearing liabilities	1,498,557	649,754	1,796,660	606,599	177,691	4,729,261
Interest rate sensitivity gap	(236,419)	603,481	(377,298)	72,844	1,270,822	1,333,430
Cumulative rate sensitivity gap	(236,419)	367,062	(10,236)	62,608	1,333,430	
Cumulative gap as a percentage of total interest earning assets	(3.90)%	6.05%	(0.17)%	1.03%	21.99%	

(1) Investment securities and loans that are subject to prepayment are shown in the table by the earlier of their re-pricing date or their expected repayment date and not by their contractual maturity date. Nonaccrual loans of $135.2 million are included within the three to twelve month maturity category.

(2) Management considers interest bearing transaction accounts and savings accounts to be core deposits and, therefore, not as rate sensitive as other deposit accounts and borrowed money. Accordingly, only 53% of interest bearing transaction accounts and 23% of savings accounts are considered to re-price within one year. If all of the interest bearing transaction accounts and savings accounts were considered to re-price within one year, the one year cumulative gap would change from a positive 6.05% to a negative 17.06%.

The interest rate sensitivity gap analysis provides an overall picture of Park's static interest rate risk position. At December 31, 2013, the cumulative interest earning assets maturing or repricing within twelve months were $2,515 million compared to the cumulative interest bearing liabilities maturing or repricing within twelve months of $2,148 million. For the twelve-month cumulative gap position, rate sensitive assets exceeded rate sensitive liabilities by $367 million or 6.05% of interest earning assets.

A positive twelve-month cumulative rate sensitivity gap (assets exceed liabilities) would suggest that Park's net interest margin would increase if interest rates were to increase. Conversely, a negative twelve-month cumulative rate sensitivity gap would suggest that Park's net interest margin would decrease if interest rates were to decrease. However, the usefulness of the interest rate sensitivity gap analysis as a forecasting tool in projecting net interest income is limited. The gap analysis does not consider the magnitude, timing or frequency by which assets or liabilities will reprice during a period and also contains assumptions as to the repricing of transaction and savings accounts that may not prove to be correct.

The cumulative twelve-month interest rate sensitivity gap position at year-end 2012 was a positive $1,144 million or 18.8% of total interest earning assets. The percentage of interest earning assets maturing or repricing within one year was 41.5% at year-end 2013, compared to 54.6% at year-end 2012. The percentage of interest bearing liabilities maturing or repricing within one year was 45.4% at year-end 2013, compared to 45.4% at year-end 2012.

Management supplements the interest rate sensitivity gap analysis with periodic simulations of balance sheet sensitivity under various interest rate and what-if scenarios to better forecast and manage the net interest margin. Park's management uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. This model is based on actual cash flows and repricing characteristics for balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. This model also includes management's projections for activity levels of various balance sheet instruments and non-interest fee income and operating expense. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into this earnings simulation model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income and net income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Management uses a 50 basis point change in market interest rates per quarter for a total of 200 basis points per year in evaluating the impact of changing interest rates on net interest income and net income over a twelve-month horizon. At December 31, 2013, the earnings simulation model projected that net income would decrease by 1.4% using a rising interest rate scenario and decrease by 10.3% using a declining interest rate scenario over the next year. At December 31, 2012, the earnings simulation model projected that net income would increase by 1.1% using a rising interest rate scenario and decrease by 6.6% using a declining interest rate scenario over the next year. At December 31, 2011, the earnings simulation model projected that net income would increase by 2.1% using a rising interest rate scenario and decrease by 3.5% using a declining interest rate scenario over the next year. Consistently, over the past several years, Park's earnings simulation model has projected that changes in interest rates would have only a small impact on net income and the net interest margin. Park's net interest margin was 3.61% in 2013, 3.83% in 2012 and 4.14% in 2011. A major goal of Park's asset/liability committee is to maintain a relatively stable net interest margin regardless of the level of interest rates.

CONTRACTUAL OBLIGATIONS

In the ordinary course of operations, Park enters into certain contractual obligations. Such obligations include the funding of operations through debt issuances as well as leases for premises. The following table summarizes Park's significant and determinable obligations by payment date at December 31, 2013.

Further discussion of the nature of each specified obligation is included in the referenced Note to the Consolidated Financial Statements.

Table 31 – Contractual Obligations

December 31, 2013		Payments Due In				
(In thousands)	Note	0–1 Years	1–3 Years	3–5 Years	Over 5 Years	Total
Deposits without stated maturity	8	$3,465,335	$ —	$ —	$ —	$3,465,335
Certificates of deposit	8	883,231	320,140	120,341	947	1,324,659
Short-term borrowings	9	242,029	—	—	—	242,029
Long-term debt	10	100,500	77,000	476,062	176,745	830,307
Subordinated notes	11	—	—	—	80,250	80,250
Operating leases	7	1,351	1,573	1,219	605	4,748
Defined benefit pension plan	13	5,732	11,990	13,442	42,387	73,551
Purchase obligations		1,820	—	—	—	1,820
Total contractual obligations		$4,699,998	$410,703	$611,064	$300,934	$6,022,699

The Corporation's operating lease obligations represent short-term and long-term lease and rental payments for facilities and equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Corporation.

Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements: In order to meet the financing needs of its customers, the Corporation issues loan commitments and standby letters of credit. At December 31, 2013, the Corporation had $821.8 million of loan commitments for commercial, commercial real estate, and residential real estate loans and had $20.6 million of standby letters of credit. At December 31, 2012, the Corporation had $815.6 million of loan commitments for commercial, commercial real estate, and residential real estate loans and had $23.0 million of standby letters of credit.

Commitments to extend credit under loan commitments and standby letters of credit do not necessarily represent future cash requirements. These commitments often expire without being drawn upon. However, all of the loan commitments and standby letters of credit were permitted to be drawn upon in 2013. See Note 18 of the Notes to Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

The Corporation did not have any unrecorded significant contingent liabilities at December 31, 2013.

Capital: Park's primary means of maintaining capital adequacy is through retained earnings. At December 31, 2013, the Corporation's shareholders' equity was $651.7 million, compared to $650.4 million at December 31, 2012. Shareholders' equity at December 31, 2013 was 9.82% of total assets, compared to 9.79% of total assets at December 31, 2012.

Tangible shareholders' equity [shareholders' equity ($651.7 million) less goodwill and other intangible assets ($72.3 million)] was $579.4 million at December 31, 2013 and was $577.7 million at December 31, 2012. At December 31, 2013, tangible shareholders' equity was 8.82% of total tangible assets [total assets ($6,638 million) less goodwill and other intangible assets ($72.3 million)], compared to 8.79% at December 31, 2012.

Net income was $77.2 million in 2013, $78.6 million in 2012 and $82.1 million in 2011.

Preferred share dividends paid as a result of Park's participation in the CPP were $1.6 million in 2012 and $5.0 million in 2011. Accretion of the discount on the Series A Preferred Shares was $1,854,000 in 2012, and $856,000 in 2011. As mentioned previously, Park repurchased the Series A Preferred Shares on April 25, 2012. Income available to common shareholders is net income less the preferred share dividends and accretion. Income available to common shareholders was $77.2 million in 2013, $75.2 million in 2012, and $76.3 million in 2011.

Cash dividends declared for common shares were $57.9 million in each of 2013, 2012 and 2011. On a per share basis, the cash dividends declared were $3.76 per share in each of 2013, 2012 and 2011.

Park repurchased 10,550 treasury shares in 2013, and did not purchase any treasury shares during 2012 or 2011. Treasury shares had a balance of $76.1 million at December 31, 2013, $76.4 million at December 31, 2012, and $77.0 million at December 31, 2011. During 2013, the value of treasury shares was reduced by $1.1 million as a result of the issuance of an aggregate of 10,550 common shares to directors of Park and to the directors of Park's bank subsidiary PNB (and its divisions), and increased by $0.8 million due to the repurchase of 10,550 treasury shares. During 2012, the value of treasury shares was reduced by $632,000 as a result of the issuance of an aggregate of 6,120 common shares to directors of Park and to the directors of Park's bank subsidiary PNB (and its divisions). During 2011, the value of treasury shares was reduced by $726,000 as a result of the issuance of an aggregate of 7,020 common shares to directors of Park and to directors of Park's bank subsidiaries PNB and Vision (and their respective divisions).

Park did not issue any new common shares (that were not already held as treasury shares in any of 2013, 2012 or 2011). Common shares had a balance of $302.7 million for the years ended December 31, 2013 and 2012, and $301.2 million at the year ended December 31, 2011.

Accumulated other comprehensive loss was $35.4 million at December 31, 2013, compared to $17.5 million at December 31, 2012 and $8.8 million at December 31, 2011. During the 2011 year, the change in net unrealized gains on securities available for sale, net of tax, was a gain of $16.3 million and Park realized after-tax gains of $18.7 million, resulting in a decline of $2.4 million in the unrealized gain on securities available for sale which was $12.7 million at December 31, 2011. During the 2012 year, the change in net unrealized gains on securities available for sale, net of tax, was a loss of $3.1 million and Park did not realize any after-tax gains, resulting in an unrealized gain on securities available for sale of $9.6 million at December 31, 2012. During the 2013 year,

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders
Park National Corporation

The management of Park National Corporation (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that:

a.) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and its consolidated subsidiaries;

b.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of the Corporation; and

c.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Corporation and its consolidated subsidiaries that could have a material effect on the financial statements.

The Corporation's internal control over financial reporting as it relates to the consolidated financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the participation of our Chairman of the Board, our Chief Executive Officer and President and our Chief Financial Officer, management evaluated the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2013, the end of the Corporation's fiscal year. In making this assessment, management used the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission's (COSO) 1992 *Internal Control – Integrated Framework.*

Based on our assessment under the criteria described in the preceding paragraph, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2013.

The Corporation's independent registered public accounting firm, Crowe Horwath LLP, has audited the Corporation's 2013 and 2012 consolidated financial statements included in this Annual Report and the Corporation's internal control over financial reporting as of December 31, 2013, and has issued their Report of Independent Registered Public Accounting Firm, which appears in this Annual Report.

C. Daniel DeLawder
Chairman of the Board

David L. Trautman
Chief Executive Officer and President

Brady T. Burt
Chief Financial Officer, Secretary and Treasurer

February 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Park National Corporation
Newark, Ohio

We have audited the accompanying consolidated balance sheets of Park National Corporation as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. We also have audited Park National Corporation's internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Park National Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park National Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Park National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 *Internal Control – Integrated Framework* issued by the COSO.

Crowe Horwath LLP

Columbus, Ohio
February 25, 2014

PARK NATIONAL CORPORATION AND SUBSIDIARIES
at December 31, 2013 and 2012 (In thousands, except share and per share data)

ASSETS	2013	2012
Cash and due from banks	$ 129,078	$ 164,120
Money market instruments	17,952	37,185
Cash and cash equivalents	147,030	201,305
Investment securities:		
Securities available-for-sale, at fair value (amortized cost of $1,222,143 and $1,099,658 at December 31, 2013 and 2012, respectively)	1,176,266	1,114,454
Securities held-to-maturity, at amortized cost (fair value of $187,402 and $410,705 at December 31, 2013 and 2012, respectively)	182,061	401,390
Other investment securities	65,907	65,907
Total investment securities	1,424,234	1,581,751
Total loans	4,620,505	4,450,322
Allowance for loan losses	(59,468)	(55,537)
Net loans	4,561,037	4,394,785
Other assets:		
Bank owned life insurance	169,284	161,069
Goodwill	72,334	72,334
Other intangibles	—	337
Premises and equipment, net	55,278	53,751
Accrued interest receivable	18,335	19,710
Other real estate owned	34,636	35,718
Mortgage loan servicing rights	9,013	7,763
Other	147,166	114,280
Total other assets	506,046	464,962
Total assets	$6,638,347	$6,642,803

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

at December 31, 2013 and 2012 (In thousands, except share and per share data)

LIABILITIES AND SHAREHOLDERS' EQUITY	2013	2012
Deposits:		
Non-interest bearing	**$1,193,553**	$1,137,290
Interest bearing	**3,596,441**	3,578,742
Total deposits	**4,789,994**	4,716,032
Short-term borrowings	**242,029**	344,168
Long-term debt	**810,541**	781,658
Subordinated debentures/notes	**80,250**	80,250
Total borrowings	**1,132,820**	1,206,076
Other liabilities:		
Accrued interest payable	**2,901**	3,459
Other	**60,885**	66,870
Total other liabilities	**63,786**	70,329
Total liabilities	**5,986,600**	5,992,437
COMMITMENTS AND CONTINGENCIES		
Shareholders' equity:		
Preferred shares (200,000 shares authorized; no shares outstanding at December 31, 2013 and 2012)	**—**	—
Common shares, no par value (20,000,000 shares authorized; 16,150,941 and 16,150,987 shares issued at December 31, 2013 and 2012, respectively)	**302,651**	302,654
Accumulated other comprehensive (loss), net	**(35,419)**	(17,518)
Retained earnings	**460,643**	441,605
Less: Treasury shares (738,989 shares at December 31, 2013 and 2012, respectively)	**(76,128)**	(76,375)
Total shareholders' equity	**651,747**	650,366
Total liabilities and shareholders' equity	**$6,638,347**	$6,642,803

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2013, 2012 and 2011 (In thousands, except per share data)

	2013	2012	2011
Interest and dividend income:			
Interest and fees on loans	**$225,538**	$234,638	$262,458
Interest and dividends on:			
Obligations of U.S. Government, its agencies and other securities	**36,686**	50,549	68,873
Obligations of states and political subdivisions	**45**	140	371
Other interest income	**678**	408	178
Total interest and dividend income	**262,947**	285,735	331,880
Interest expense:			
Interest on deposits:			
Demand and savings deposits	**1,773**	2,483	3,812
Time deposits	**11,235**	15,921	23,842
Interest on short-term borrowings	**544**	678	823
Interest on long-term debt	**28,370**	31,338	30,169
Total interest expense	**41,922**	50,420	58,646
Net interest income	**221,025**	235,315	273,234
Provision for loan losses	**3,415**	35,419	63,272
Net interest income after provision for loan losses	**217,610**	199,896	209,962
Other income:			
Income from fiduciary activities	**17,133**	15,947	14,965
Service charges on deposit accounts	**16,316**	16,704	18,307
Net gain on sales of securities	**—**	—	28,829
Other service income	**12,913**	13,631	10,606
Checkcard fee income	**12,955**	12,541	12,496
Bank owned life insurance income	**5,041**	4,754	5,089
ATM fees	**2,632**	2,359	2,703
Net gain on sale of OREO	**3,110**	4,414	1,312
OREO devaluations	**(3,180)**	(6,872)	(8,219)
Gain on sale of Vision business	**—**	22,167	—
Other	**6,357**	6,758	8,822
Total other income	**$ 73,277**	$ 92,403	$ 94,910

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2013, 2012 and 2011 (In thousands, except per share data)

	2013	2012	2011
Other expense:			
Salaries and employee benefits	**$100,298**	$ 95,977	$102,068
Data processing fees	**4,174**	3,916	4,965
Professional fees and services	**27,865**	24,267	21,119
Net occupancy expense of bank premises	**9,804**	9,444	11,295
Amortization of intangibles	**337**	2,172	3,534
Furniture and equipment expense	**11,249**	10,788	10,773
Insurance	**5,205**	5,780	6,821
Marketing	**3,790**	3,474	2,967
Postage and telephone	**5,790**	5,983	6,060
State taxes	**3,702**	3,786	1,544
Loan put provision	**—**	3,299	—
OREO expense	**2,731**	4,011	3,266
Other	**13,584**	15,071	13,905
Total other expense	**188,529**	187,968	188,317
Income before income taxes	**102,358**	104,331	116,555
State income taxes (benefit)	**—**	—	6,088
Federal income taxes	**25,131**	25,701	28,327
Net income	**$ 77,227**	$ 78,630	$ 82,140
Preferred share dividends and accretion	**—**	3,425	5,856
Income available to common shareholders	**$ 77,227**	$ 75,205	$ 76,284
Earnings per common share:			
Basic	**$5.01**	$4.88	$4.95
Diluted	**$5.01**	$4.88	$4.95

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2013, 2012 and 2011 (In thousands)

	2013	2012	2011
Net income	**$ 77,227**	$78,630	$82 140
Other comprehensive income (loss), net of tax:			
Change in funded status of pension plan, net of income taxes of $11,596, $(3,328) and $(2,707) for years ended December 31, 2013, 2012, and 2011, respectively	**21,536**	(6,180)	(5.027)
Unrealized net holding gain on cash flow hedge, net of income taxes of $296 and $276 for years ended December 31, 2012 and 2011, respectively	**—**	550	512
Unrealized net holding (loss) on securities available-for-sale, net of income taxes of $(21,236), $(1,645) and $(1,318) for years ended December 31, 2013, 2012 and 2011, respectively	**(39,437)**	(3,057)	(2,448)
Other comprehensive (loss)	**$(17,901)**	$ (8,687)	$ (6,963)
Comprehensive income	**$ 59,326**	$69,943	$75,177

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2013, 2012 and 2011 (In thousands, except share and per share data)

	Preferred Shares		Common Shares				Accumulated Other	
	Shares Outstanding	Amount	Shares Outstanding	Amount	Retained Earnings	Treasury Shares	Comprehensive Income (Loss)	Total
Balance, January 1, 2011	100,000	$ 97,290	15,398,934	$305,677	$406,342	$ (77,733)	$ (1,868)	$729,708
Net income			—	—	82,140	—	—	82,140
Other comprehensive income (loss), net of tax:								
Change in funded status of pension plan, net of income taxes of $(2,707)							(5,027)	(5,027)
Unrealized net holding gain on cash flow hedge, net of income taxes of $276							512	512
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(1,318)							(2,448)	(2,448)
Cash dividends, $3.76 per share			—	—	(57,907)	—	—	(57,907)
Cash payment for fractional shares in dividend reinvestment plan			(42)	(2)	—	—	—	(2)
Accretion of discount on preferred shares		856			(856)			—
Common share warrants expired				(176)	176			—
Preferred share dividends					(5,000)			(5,000)
Treasury shares reissued for director grants			7,020		(338)	726		388
Balance, December 31, 2011	100,000	$ 98,146	15,405,912	$305,499	$424,557	$ (77,007)	$ (8,831)	$742,364
Net income			—	—	78,630	—	—	78,630
Other comprehensive income (loss), net of tax:								
Change in funded status of pension plan, net of income taxes of $(3,328)							(6,180)	(6,180)
Unrealized net holding gain on cash flow hedge, net of income taxes of $296							550	550
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(1,645)							(3,057)	(3,057)
Cash dividends, $3.76 per share			—	—	(57,932)	—	—	(57,932)
Cash payment for fractional shares in dividend reinvestment plan			(34)	(2)	—	—	—	(2)
Common share warrants redeemed				(2,843)				(2,843)
Preferred shares redeemed	(100,000)	(100,000)						(100,000)
Accretion of discount on preferred shares		1,854			(1,854)			—
Preferred share dividends					(1,571)			(1,571)
Treasury shares reissued for director grants			6,120		(225)	632		407
Balance, December 31, 2012	**—**	**$ —**	**15,411,998**	**$302,654**	**$441,605**	**$ (76,375)**	**$ (17,518)**	**$650,366**
Net income			**—**	**—**	**77,227**	**—**	**—**	**77,227**
Other comprehensive income (loss), net of tax:								
Change in funded status of pension plan, net of income taxes of $11,596							**21,536**	**21,536**
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(21,236)							**(39,437)**	**(39,437)**
Cash dividends, $3.76 per share			**—**	**—**	**(57,949)**	**—**	**—**	**(57,949)**
Cash payment for fractional shares in dividend reinvestment plan			**(46)**	**(3)**	**—**	**—**	**—**	**(3)**
Treasury shares repurchased			**(10,550)**			**(843)**		**(843)**
Treasury shares reissued for director grants			**10,550**		**(240)**	**1,090**		**850**
Balance, December 31, 2013	**—**	**$ —**	**15,411,952**	**$302,651**	**$460,643**	**$ (76,128)**	**$ (35,419)**	**$651,747**

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2013, 2012 and 2011 (In thousands)

	2013	2012	2011
Operating activities:			
Net income	**$ 77,227**	$ 78,630	$ 82,140
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**3,415**	35,419	63,272
Loan put provision	**—**	3,299	—
Amortization of loan fees and costs, net	**3,611**	2,119	2,871
Provision for depreciation	**7,315**	6,954	7,583
Other than temporary impairment on investment securities	**17**	54	—
Amortization of intangible assets	**337**	2,172	3,534
(Accretion)/amortization of investment securities	**(33)**	(239)	490
Amortization of prepayment penalty on long-term debt	**4,835**	—	—
Deferred income tax	**(2,456)**	12,717	28,466
Realized net investment security gains	**—**	—	(28,829)
Compensation expense for issuance of treasury shares to directors	**850**	407	388
Loan originations to be sold in secondary market	**(317,534)**	(442,890)	(269,922)
Proceeds from sale of loans in secondary market	**341,611**	422,875	263,170
Gain on sale of loans in secondary market	**4,093**	5,807	3,557
OREO devaluations	**3,180**	6,872	8,219
Bank owned life insurance income	**(5,041)**	(4,754)	(5,089)
Changes in assets and liabilities:			
Increase in other assets	**514**	(15,231)	(18,722)
Decrease in other liabilities	**(7,389)**	(9,010)	(10,826)
Cash included in assets held for sale	**—**	—	(6,766)
Net cash provided by operating activities	**114,552**	105,201	123,536
Investing activities:			
Proceeds from sales of securities:			
Held-to-maturity	**—**	—	25,410
Available-for-sale	**75,000**	—	584,573
Proceeds from calls and maturities of securities:			
Held-to-maturity	**219,329**	681,513	454,937
Available-for-sale	**385,259**	666,431	557,552
Purchase of securities:			
Held-to-maturity	**—**	(262,679)	(625,925)
Available-for-sale	**(582,728)**	(964,704)	(641,751)
Net decrease in other investments	**—**	1,697	1,095
Net loan originations, portfolio loans	**(190,167)**	(163,106)	(71,862)
Sales of assets/liabilities related to Vision Bank	**—**	(144,436)	—
Purchases of bank owned life insurance, net	**(4,600)**	(2,500)	(3,000)
Purchases of premises and equipment, net	**(8,842)**	(6,964)	(6,618)
Net cash (used in) provided by investing activities	**(106,749)**	(194,748)	274,411
Financing activities:			
Net increase (decrease) in deposits	**73,962**	250,918	(97,708)
Net (decrease) increase in short-term borrowings	**(102,139)**	80,574	(400,075)
Proceeds from issuance of subordinated notes	**—**	30,000	—
Proceeds from long-term debt	**75,000**	300,000	203,000
Repayment of sub-debt	**—**	(25,000)	—
Repayment of long-term debt	**(50,952)**	(340,129)	(16,551)
Cash payment for repurchase of common share warrant from U.S. Treasury	**—**	(2,843)	—
Repurchase of preferred shares from U.S. Treasury	**—**	(100,000)	—
Cash dividends paid	**(57,949)**	(60,154)	(62,907)
Net cash (used in) provided by financing activities	**(62,078)**	133,366	(374,241)
(Decrease) increase in cash and cash equivalents	**(54,275)**	43,819	23,706
Cash and cash equivalents at beginning of year	**201,305**	157,486	133,780
Cash and cash equivalents at end of year	**$ 147,030**	$ 201,305	$ 157,486

The accompanying notes are an integral part of the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Park National Corporation and its subsidiaries ("Park", the "Company" or the "Corporation"). Material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Management has identified the allowance for loan losses, accounting for Other Real Estate Owned ("OREO"), fair value accounting, accounting for goodwill and accounting for pension plan and other post retirement benefits as significant estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. Reclassifications had no effect on prior year net income or shareholders' equity.

Restrictions on Cash and Due from Banks

The Corporation's national bank subsidiary is required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve balance was approximately $48.0 million at December 31, 2013 and $41.0 million at December 31, 2012. No other compensating balance arrangements were in existence at December 31, 2013.

Investment Securities

Investment securities are classified upon acquisition into one of three categories: held-to-maturity (HTM), available-for-sale (AFS), or trading (see Note 4 of these Notes to Consolidated Financial Statements).

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings but included in other comprehensive income, net of applicable taxes. The Corporation did not hold any trading securities during any period presented.

Available-for-sale and held-to-maturity securities are evaluated quarterly for potential other-than-temporary impairment. Management considers the facts related to each security including the nature of the security, the amount and duration of the loss, the credit quality of the issuer, the expectations for that security's performance and whether Park intends to sell, or it is more likely than not to be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. Declines in the value of equity securities that are considered to be other-than-temporary are recorded as a charge to earnings in the Consolidated Statements of Income. Declines in the value of debt securities that are considered to be other-than-temporary are separated into (1) the amount of the total impairment related to credit loss and (2) the amount of the total impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated.

Gains and losses realized on the sale of investment securities are recorded on the trade date and determined using the specific identification basis.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) Stock

Park's national bank subsidiary, The Park National Bank (PNB) is a member of the FHLB. Additionally, PNB is a member of the FRB. Members are required to own a certain amount of stock based on their level of borrowings and other factors and may invest in additional amounts. FHLB stock and FRB stock are classified as restricted securities and are carried at their redemption value within other investment securities on the Consolidated Balance Sheets. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance

Park has purchased life insurance policies on the lives of directors and certain key officers. Bank owned life insurance is recorded at its cash surrender value (or the amount that can be realized).

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at their fair value. Mortgage loans held for sale were $1.7 million and $25.7 million at December 31, 2013 and 2012, respectively. These amounts are included in loans on the Consolidated Balance Sheets and in the residential real estate loan segments in Note 5 and Note 6. The contractual balance was $1.6 million and $25.2 million at December 31, 2013 and 2012, respectively. The gain expected upon sale was $28,000 and $568,000 at December 31, 2013 and 2012, respectively. None of these loans were 90 days or more past due or on nonaccrual status as of December 31, 2013 or 2012.

Mortgage Banking Derivatives

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. The fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sale of loans.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, any deferred fees or costs on originated loans, and any unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan origination fees and costs over the loan term. Commercial loans include: (1) commercial, financial and agricultural loans; (2) commercial real estate loans; (3) those commercial loans in the real estate construction loan segment; and (4) those commercial loans in the residential real estate loan segment. Consumer loans include: (1) mortgage and installment loans included in the real estate construction segment; (2) mortgage, home equity lines of credit (HELOC), and installment loans included in the residential real estate segment; and (3) all loans included in the consumer segment.

Generally, commercial loans are placed on nonaccrual status at 90 days past due and consumer and residential mortgage loans are placed on nonaccrual status at 120 days past due. Accrued interest on these loans is considered a loss, unless the loan is well-secured and in the process of collection. Commercial loans placed on nonaccrual status are considered impaired (See Note 5 of these Notes to Consolidated Financial Statements). For loans which are on nonaccrual status, it is Park's policy to reverse interest previously accrued on the loans against interest income. Interest on such loans may be recorded on a cash basis and be included in earnings only when cash is actually received. Park's charge-off policy for commercial loans requires management to establish a specific reserve or record a charge-off as soon as it is apparent that the borrower is troubled and there is, or likely will be, a collateral shortfall related to the estimated value of the collateral securing the loan. The Company's charge-off policy for consumer loans is dependent on the class of the loan. Residential mortgage loans, HELOCs, and consumer loans secured by residential real estate are typically charged down to the value of the collateral, less estimated selling costs, at 180 days past due. The charge-off policy for other consumer loans, primarily installment loans, requires a monthly review of delinquent loans and a complete charge-off for any account that reaches 120 days past due.

The delinquency status of a loan is based on contractual terms and not on how recently payments have been received. Loans are removed from nonaccrual status when loan payments have been received to cure the delinquency status, the borrower has demonstrated the ability to maintain current payment status in accordance with the loan agreement and the loan is deemed to be well-secured by management.

A description of each segment of the loan portfolio, along with the risk characteristics of each segment, is included below:

Commercial, financial and agricultural: Commercial, financial and agricultural loans are made for a wide variety of general corporate purposes, including financing for commercial and industrial businesses, financing for equipment, inventories and accounts receivable, acquisition financing and commercial leasing. The term of each commercial loan varies by its purpose. Repayment terms are structured such that commercial loans will be repaid within the economic useful life of the underlying asset. The commercial loan portfolio includes loans to a wide variety of corporations and businesses across many industrial classifications in the 28 Ohio counties and one Kentucky county where PNB operates. The primary industries represented by these customers include manufacturing, retail trade, health care and other services.

Commercial real estate: Commercial real estate ("CRE") loans include mortgage loans to developers and owners of commercial real estate. The lending policy for CRE loans is designed to address the unique risk attributes of CRE lending. The collateral for these CRE loans is the underlying commercial real estate.

Construction real estate: The Company defines construction loans as both commercial construction loans and residential construction loans where the loan proceeds are used exclusively for the improvement of real estate as to which the Company holds a mortgage. Construction loans may be in the form of a permanent loan or short-term construction loan, depending on the needs of the individual borrower. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, the PNB division making the loan may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves inaccurate, the PNB division may be confronted, at or prior to the maturity of the loan, with a project having a value insufficient to assure full repayment, should the borrower default. In the event a default on a construction loan occurs and foreclosure follows, the PNB division must take control of the project and attempt either to arrange for completion of construction or to dispose of the unfinished project. Additional risk exists with respect to loans made to developers who do not have a buyer for the property, as the developer may lack funds to pay the loan if the property is not sold upon completion. PNB and its divisions attempt to reduce such risks on loans to developers by requiring personal guarantees and reviewing current personal financial statements and tax returns as well as other projects undertaken by the developer.

Residential real estate: The Company defines residential real estate loans as first mortgages on individuals' primary residence or second mortgages of individuals' primary residence in the form of HELOCs or installment loans. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment, an established credit record and an appropriately appraised value of the real estate securing the loan.

Consumer: The Company originates direct and indirect consumer loans, primarily automobile loans and home equity based credit cards to customers in its primary market areas. Credit approval for consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's financial stability, and thus are more likely to be affected by adverse personal circumstances.

Allowance for Loan Losses

The allowance for loan losses is that amount believed adequate to absorb probable incurred credit losses in the loan portfolio based on management's evaluation of various factors. The determination of the allowance requires significant estimates, including the timing and amounts of expected cash flows on impaired loans, consideration of current economic conditions, and historical loss experience pertaining to pools of homogeneous loans, all of which may be susceptible to change. The allowance is increased through a provision for loan losses that is charged to earnings based on management's quarterly evaluation of the factors previously mentioned and is reduced by charge-offs, net of recoveries.

The allowance for loan losses includes both (1) an estimate of loss based on historical loss experience within both commercial and consumer loan categories with similar characteristics ("statistical allocation") and (2) an estimate of loss based on an impairment analysis of each commercial loan that is considered to be impaired ("specific allocation").

In calculating the allowance for loan losses, management believes it is appropriate to utilize historical loss rates that are comparable to the current period being analyzed, giving consideration to losses experienced over a full cycle. For the historical loss factor at December 31, 2013, the Company utilized an annual loss rate ("historical loss experience"), calculated based on an average of the net charge-offs and the annual change in specific reserves for impaired commercial loans, experienced during 2009 through 2013 within the individual segments of the commercial and consumer loan categories. Management believes the 60-month historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates consistent with current expectations, based on current economic conditions. The loss factor applied to Park's consumer portfolio as of December 31, 2013 is based on the historical loss experience over the past 60 months, plus an additional judgmental reserve, increasing the total allowance for loan loss coverage in the consumer portfolio to approximately 1.68 years of historical loss. The consumer loan portfolio loss coverage ratio was 1.52 years at December 31, 2012. The loss factor applied to Park's commercial portfolio as of December 31, 2013 was based on the historical loss experience over the past 60 months, plus additional reserves for consideration of (1) a loss emergence period factor, (2) a loss migration factor and (3) a judgmental or environmental loss factor. These additional reserves increased the total allowance for loan loss coverage in the commercial portfolio to approximately 2.42 years of historical loss. The commercial loan portfolio loss coverage ratio was 2.59 years at December 31, 2012. Park's commercial loans are individually risk graded. If loan downgrades occur, the probability of default increases and accordingly management allocates a higher percentage reserve to those accruing commercial loans graded special mention and substandard.

The judgmental increases discussed above incorporate management's evaluation of the impact of environmental qualitative factors which pose additional risks and assign a component of the allowance for loan losses in consideration of these factors. Such environmental factors include: national and local economic trends and conditions; experience, ability and depth of lending management and staff; effects of any changes in lending policies and procedures; and levels of, and trends in, consumer bankruptcies, delinquencies, impaired loans and charge-offs and recoveries.

GAAP requires a specific allocation to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loans will not be collected, and the recorded investment in the loans exceeds their measure of impairment. Management considers the following related to commercial loans when determining if a loan should be considered impaired: (1) current debt service coverage levels of the borrowing entity; (2) payment history over the most recent 12-month period; (3) other signs of deterioration in the borrower's financial situation, such as changes in beacon scores; and (4) consideration of global cash flows of financially sound guarantors that have previously supported loan payments. The recorded investment is the carrying balance of the loan, plus accrued interest receivable, both as of the end of the year. Impairment is measured using either the present value of expected future cash flows based upon the initial effective interest rate on the loan, the observable market price of the loan or the fair value of the collateral. If a loan is considered to be collateral dependent, the fair value of collateral, less estimated selling costs, is used to measure impairment.

Troubled Debt Restructuring (TDRs)

Management classifies loans as TDRs when a borrower is experiencing financial difficulties and Park has granted a concession. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of the borrower's debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy. Management's policy is to modify loans by extending the term or by granting a temporary or permanent contractual interest rate below the market rate, not by forgiving debt. TDRs are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral.

Income Recognition

Income earned by the Corporation and its subsidiaries is recognized on the accrual basis of accounting, except for nonaccrual loans as previously discussed, and late charges on loans which are recognized as income when they are collected.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the remaining lease period or the estimated useful lives of the improvements. Upon the sale or other disposal of an asset, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred while renewals and improvements that extend the useful life of an asset are capitalized. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be recoverable.

The range of depreciable lives over which premises and equipment are being depreciated are:

Buildings	5 to 50 Years
Equipment, furniture and fixtures	3 to 20 Years
Leasehold improvements	1 to 10 Years

Buildings that are currently placed in service are depreciated over 30 years. Equipment, furniture and fixtures that are currently placed in service are depreciated over 3 to 12 years. Leasehold improvements are depreciated over the lives of the related leases which range from 1 to 10 years.

Other Real Estate Owned (OREO)

OREO is initially recorded at fair value less anticipated selling costs (net realizable value), establishing a new cost basis, and consists of property acquired through foreclosure and real estate held for sale. If the net realizable value is below the carrying value of the loan at the date of transfer, the difference is charged to the allowance for loan losses. Subsequent declines in the value of real estate are classified as OREO devaluations, are reported as adjustments to the carrying amount of OREO and are expensed within "Other income". In certain circumstances where management believes the devaluation may not be permanent in nature, Park utilizes a valuation allowance to record OREO devaluations, which is also expensed through "Other income". Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell) and costs relating to holding the properties are charged to "Other expense".

Mortgage Loan Servicing Rights

When Park sells mortgage loans with servicing rights retained, servicing rights are recorded at an amount not to exceed fair value with the income statement effect recorded in gains on sale of loans. Capitalized servicing rights are amortized in proportion to and over the period of estimated future servicing income of the underlying loan and is included within "Other service income".

Mortgage servicing rights are assessed for impairment periodically, based on fair value, with any impairment recognized through a valuation allowance. The fair value of mortgage servicing rights is determined by discounting estimated future cash flows from the servicing assets, using market discount rates and expected future prepayment rates. In order to calculate fair value, the sold loan portfolio is stratified into homogeneous pools of like categories. (See Note 20 of these Notes to Consolidated Financial Statements.)

Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in income as loan payments are received. The cost of servicing loans is charged to expense as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination. Other intangible assets represent purchased assets that have no physical property but represent some future economic benefit to their owner and are capable of being sold or exchanged on their own or in combination with a related asset or liability.

Goodwill and indefinite-lived intangible assets are not amortized to expense, but are subject to impairment tests annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with definitive useful lives (such as core deposit intangibles) are amortized to expense over their estimated useful lives.

Management considers several factors when performing the annual impairment tests on goodwill. The factors considered include the operating results for the particular Park segment for the past year and the operating results budgeted for the current year (including multi-year projections), the deposit and loan totals of the Park segment and the economic conditions in the markets served by the Park segment. At December 31, 2013, the goodwill remaining on Park's balance sheet consisted entirely of goodwill at PNB. (See Note 23 of these Notes to Consolidated Financial Statements for operating segment results.)

The following table reflects the activity in goodwill and other intangible assets for the years 2013, 2012 and 2011.

(In thousands)	Goodwill	Core Deposit Intangibles	Total
January 1, 2011	$ 72,334	$ 6,043	$ 78,377
Amortization	—	(3,534)	(3,534)
December 31, 2011	$ 72,334	$ 2,509	$ 74,843
Amortization	—	(2,172)	(2,172)
December 31, 2012	**$ 72,334**	**$ 337**	**$ 72,671**
Amortization	**—**	**(337)**	**(337)**
December 31, 2013	**$ 72,334**	**$ —**	**$ 72,334**

GAAP requires a company to perform an impairment test on goodwill annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, by assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing these events or circumstances, it is concluded that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess.

Park evaluates goodwill for impairment on April 1 of each year, with financial data as of March 31. Based on the analysis performed as of April 1, 2013, the Company determined that goodwill for Park's national bank subsidiary (PNB) was not impaired.

The core deposit intangibles were being amortized to expense principally on the straight-line method, over a period of six years. The amortization period for the core deposit intangibles related to Vision Bank was accelerated in the fourth quarter of 2011 and first quarter of 2012 due to the pending sale of the Vision Bank business to Centennial Bank. Core deposit intangible amortization expense was $337,000 in 2013, $2.2 million in 2012 and $3.5 million in 2011.

The accumulated amortization of core deposit intangibles was $22.1 million as of December 31, 2013 and $21.8 million at December 31, 2012. As of December 31, 2013 all core deposit intangibles had been fully amortized.

Consolidated Statement of Cash Flows

Cash and cash equivalents include cash and cash items, amounts due from banks and money market instruments. Generally, money market instruments are purchased and sold for one-day periods.

Net cash provided by operating activities reflects cash payments as follows:

December 31, (In thousands)	2013	2012	2011
Interest paid on deposits and other borrowings	**$42,481**	$51,877	$59,552
Income taxes paid	**20,000**	7,000	17,700

Non-cash Items

Non-cash items included in cash provided by operating activities:

December 31, (In thousands)	2013	2012	2011
Transfers to OREO	**$22,144**	$23,634	$36,209

Loss Contingencies and Guarantees

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Income Taxes

The Corporation accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. To the extent that Park does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is recorded. All positive and negative evidence is reviewed when determining how much of a valuation allowance is recognized on a quarterly basis. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is "more-likely-than-not" that the tax position would be sustained in a tax examination being presumed to occur. The benefit recognized for a tax position that meets the "more-likely-than-not" criteria is measured based on the largest benefit that is more than 50 percent likely to be realized, taking into consideration the amounts and probabilities of the outcome upon settlement. For tax positions not meeting the "more-likely-than-not" test, no tax benefit is recorded. Park recognizes any interest and penalties related to income tax matters in income tax expense.

Treasury Shares

The purchase of Park's common shares is recorded at cost. At the date of retirement or subsequent reissuance, the treasury shares account is reduced by the weighted average cost of the common shares retired or reissued.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, changes in the funded status of the Company's Defined Benefit Pension Plan, and the unrealized net holding gains and losses on the cash flow hedge that matured on December 28, 2012, which are also recognized as separate components of equity.

Stock-Based Compensation

Compensation cost is recognized for stock options and stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of Park's common shares at the date of grant is used for stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. Park did not grant any stock options or stock awards to employees during 2013, 2012 or 2011. No stock options vested in 2013, 2012 or 2011. Park granted 10,550 common shares to its directors in 2013, 6,120 common shares in 2012 and 7,020 common shares in 2011.

Loan Commitments and Related Financial Instruments

Financial instruments include off balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Derivative Instruments
At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to the derivative's likely effectiveness as a hedge. These three types are: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"); (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the Consolidated Balance Sheets or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods in which the hedged transactions will affect earnings.

Fair Value Measurement
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 21 of these Notes to Consolidated Financial Statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Retirement Plans
Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings Per Common Share
Basic earnings per common share is net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock awards, stock options, warrants and convertible securities. Earnings and dividends per common share are restated for any stock splits and stock dividends through the date of issuance of the consolidated financial statements.

Operating Segments
Prior to February 16, 2012, the operating segments for the Corporation were its two chartered bank subsidiaries, PNB (headquartered in Newark, Ohio) and Vision Bank ("Vision" or "VB") (headquartered in Panama City, Florida). On February 16, 2012, Vision sold certain assets and liabilities to Centennial Bank (See Note 3 of these Notes to Consolidated Financial Statements). Promptly following the closing of the transaction, Vision surrendered its Florida banking charter to the Florida Office of Financial Regulation and became a non-bank Florida corporation (the "Florida Corporation"). The Florida Corporation merged with and into a wholly-owned non-bank subsidiary of Park, SE Property Holdings, LLC ("SEPH"), with SEPH being the surviving entity. The closing of this transaction prompted Park to add SEPH as a reportable segment. Additionally, due to the increased significance of the entity, Guardian Financial Services Company ("GFSC") was added as a reportable segment in the first quarter of 2012.

Adoption of New Accounting Pronouncements:

ASU 2012-02 Testing Indefinite-Lived Intangible Assets for Impairment: In July 2012, FASB issued Accounting Standards Update 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment* (ASU 2012-02). The ASU allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances indicate that it is more likely than not that the indefinite-lived intangible asset is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance did not have an impact on Park's consolidated financial statements.

ASU 2013-02 Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income: In February 2013, FASB issued Accounting Standards Update 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* (ASU 2013-02). The ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. The new guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of the new guidance on January 1, 2013 impacted the other comprehensive income (loss) disclosures in Note 15.

ASU 2013-11 – Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists: The ASU requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. However, if a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments will not have a material impact on Park's consolidated financial statements.

ASU 2014-01 – Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the FASB Emerging Issues Task Force): In January 2014, FASB issued Accounting Standards Update 2014-01, *Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the FASB Emerging Issues Task Force).* The ASU permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense. Additionally, a reporting entity should disclose information that enables users of its financial statement to understand the nature of its investments in qualified affordable housing projects, and the effect of the measurement of its investments in qualified affordable housing projects and the related tax credits on its financial position and results of operations. The new guidance is effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2014. The adoption of this guidance will not have a material impact on Park's consolidated financial statements, but may impact the presentation of Park's investments in qualified affordable housing projects. Additionally, the adoption of this guidance will require additional disclosures.

ASU 2014-04 – Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force): In January 2014, FASB issued Accounting Standards Update 2014-04, *Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force).* The ASU clarifies when an insubstance repossession or foreclosure occurs and a creditor is considered to have received physical possession of real estate property collateralizing a consumer mortgage loan. Specifically, the new ASU requires a creditor to reclassify a collateralized consumer mortgage loan to real estate property upon obtaining legal title to the real estate collateral, or the borrower voluntarily conveying all interest in the real estate property to the lender to satisfy the loan through a deed in lieu of foreclosure or similar legal agreement. Additional disclosures are required detailing the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgages collateralized by real estate property that are in the process of foreclosure. The new guidance is effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2014. The adoption of this guidance will not have a material impact on Park's consolidated financial statements, but will result in additional disclosures.

2. ORGANIZATION

Park National Corporation is a financial holding company headquartered in Newark, Ohio. Through its national bank subsidiary, PNB, Park is engaged in a general commercial banking and trust business, primarily in Ohio. PNB operates through eleven banking divisions with the Park National Bank Division headquartered in Newark, Ohio, the Fairfield National Bank Division headquartered in Lancaster, Ohio, The Park National Bank of Southwest Ohio & Northern Kentucky Division headquartered in Cincinnati, Ohio, the First-Knox National Bank Division headquartered in Mount Vernon, Ohio, the Farmers Bank Division headquartered in Loudonville, Ohio, the Security National Bank Division headquartered in Springfield, Ohio, the Unity National Bank Division headquartered in Piqua, Ohio, the Richland Bank Division headquartered in Mansfield, Ohio, the Century National Bank Division headquartered in Zanesville, Ohio, the United Bank, N.A. Division headquartered in Bucyrus, Ohio and the Second National Bank Division headquartered in Greenville, Ohio. A wholly-owned subsidiary of Park, Guardian Financial Services Company ("GFSC") is a consumer finance company located in Central Ohio.

Through February 16, 2012, Park operated a second banking subsidiary, Vision, which was engaged in a general commercial banking business, primarily in Baldwin County, Alabama and the panhandle of Florida. Vision operated through two banking divisions with the Vision Bank Florida Division headquartered in Panama City, Florida and the Vision Bank Alabama Division headquartered in Gulf Shores, Alabama. Promptly following the sale of the Vision business to Centennial, Vision surrendered its Florida banking charter to the Florida Office of Financial Regulation and became a non-bank Florida corporation. The Florida Corporation merged with and into a wholly-owned, non-bank subsidiary of Park, SEPH, with SEPH being the surviving entity. SEPH holds the remaining assets and liabilities retained by Vision subsequent to the sale. SEPH also holds other real estate owned ("OREO") that had previously been transferred to SEPH from Vision. SEPH's assets consist primarily of performing and nonperforming loans and OREO. This segment represents a run off portfolio of the legacy Vision assets.

All of the Ohio-based banking divisions provide the following principal services: the acceptance of deposits for demand, savings and time accounts; commercial, industrial, consumer and real estate lending, including installment loans, credit cards, home equity lines of credit, commercial leasing; trust services; cash management; safe deposit operations; electronic funds transfers and a variety of additional banking-related services. Vision, with its two banking divisions, through February 16, 2012, provided the services mentioned above, with the exception of commercial leasing. See Note 23 of these Notes to Consolidated Financial Statements for financial information on the Corporation's operating segments.

3. SALE OF VISION BANK BUSINESS

On February 16, 2012, Park and its wholly-owned subsidiary, Vision, completed their sale of substantially all of the performing loans, operating assets and liabilities associated with Vision to Centennial Bank ("Centennial"), an Arkansas state-chartered bank which is a wholly-owned subsidiary of Home BancShares, Inc. ("Home"), an Arkansas corporation, as contemplated by the previously announced Purchase and Assumption Agreement by and between Park, Vision, Home and Centennial, dated as of November 16, 2011, as amended by the First Amendment to Purchase and Assumption Agreement, dated as of January 25, 2012, and the Second Amendment to Purchase and Assumption Agreement, dated as of April 30, 2012 (collectively, the "Vision Purchase Agreement") for a purchase price of $27.9 million.

Subsequent to the transactions contemplated by the Vision Purchase Agreement, Vision was left with approximately $22 million of performing loans (including mortgage loans held for sale) and non-performing loans with a fair value of $88 million. Park recorded a pre-tax gain, net of expenses directly related to the sale, of approximately $22.2 million, resulting from the transactions contemplated by the Vision Purchase Agreement. The pre-tax gain, net of expense is summarized in the table below:

(In thousands)	
Premium paid	$27,913
One-time gains	298
Loss on sale of fixed assets	(2,434)
Employment and severance agreements	(1,610)
Other one-time charges, including estimates	(2,000)
Pre-tax gain	**$22,167**

Promptly following the closing of the transactions contemplated by the Vision Purchase Agreement, Vision surrendered its Florida banking charter to the Florida Office of Financial Regulation and became the non-bank Florida Corporation. The Florida Corporation merged with and into SEPH, a wholly-owned, non-bank subsidiary of Park, with SEPH being the surviving entity.

As part of the transaction between Vision and Centennial, Park agreed to allow Centennial to "put back" up to $7.5 million aggregate principal amount of loans, which were originally included within the loans sold in the transaction. The loan put option expired on August 16, 2012, 180 days after the closing of the transaction, which was February 16, 2012. Prior to August 16, 2012, Centennial notified Park of Centennial's intent to put back approximately $7.5 million aggregate principal amount of loans. During 2012, Centennial had put back forty-four loans, totaling approximately $7.5 million. These forty-four loans were recorded on the books at a fair value of $4.2 million. The difference of $3.3 million was written off against the loan put liability that had previously been established in the first half of 2012.

4. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are shown in the following table. Management performs a quarterly evaluation of investment securities for any other-than-temporary impairment.

During 2013 and 2012, there were $17,000 and $54,000, respectively, in investment securities deemed to be other-than-temporarily impaired, which were related to an equity investment in a financial institution.

Investment securities at December 31, 2013 were as follows:

(In thousands)	Amortized Cost	Gross Unrealized/ Unrecognized Holding Gains	Gross Unrealized/ Unrecognized Holding Losses	Estimated Fair Value
2013:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ 570,632	$ —	$45,496	$ 525,136
U.S. Government sponsored entities' asset-backed securities	650,391	8,070	9,990	648,471
Other equity securities	1,120	1,539	—	2,659
Total	**$1,222,143**	**$ 9,609**	**$55,486**	**$1,176,266**
2013:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 240	$ 1	$ —	$ 241
U.S. Government sponsored entities' asset-backed securities	181,821	5,382	42	187,161
Total	**$ 182,061**	**$ 5,383**	**$ 42**	**$ 187,402**

Park's U.S. Government sponsored entities' asset-backed securities consisted of 15-year mortgage-backed securities and collateralized mortgage obligations (CMOs). At December 31, 2013, the amortized cost of Park's available-for-sale and held-to-maturity mortgage-backed securities was $340.4 million and $0.1 million, respectively. At December 31, 2013, the amortized cost of Park's available-for-sale and held-to-maturity CMOs was $310.0 million and $181.7 million, respectively.

Other investment securities (as shown on the Consolidated Balance Sheets) consist of stock investments in the FHLB and the FRB. These restricted stock investments are carried at their redemption value. Park owned $59.0 million of FHLB stock and $6.9 million of FRB stock at both December 31, 2013 and December 31, 2012.

Management does not believe any individual unrealized loss as of December 31, 2013 or December 31, 2012, represented an other-than-temporary impairment. The unrealized losses on debt securities are primarily the result of interest rate changes. These conditions will not prohibit Park from receiving its contractual principal and interest payments on these debt securities. The fair value of these debt securities is expected to recover as payments are received on these securities and they approach maturity. Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table provides detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities had been in a continuous loss position at December 31, 2013:

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2013:						
Securities Available-for-Sale						
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$377,626	$29,256	$147,510	$16,240	$525,136	$45,496
U.S. Government sponsored entities' asset-backed securities	404,035	8,917	21,572	1,073	425,607	9,990
Total	**$781,661**	**$38,173**	**$169,082**	**$17,313**	**$950,743**	**$55,486**
2013:						
Securities Held-to-Maturity						
U.S. Government sponsored entities' asset-backed securities	$ 5,781	$ 42	$ —	$ —	$ 5,781	$ 42

Investment securities at December 31, 2012 were as follows:

(In thousands)	Amortized Cost	Gross Unrealized/ Unrecognized Holding Gains	Gross Unrealized/ Unrecognized Holding Losses	Estimated Fair Value
2012:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ 695,655	$ 1,352	$1,280	$ 695,727
Obligations of states and political subdivisions	984	19	—	1,003
U.S. Government sponsored entities' asset-backed securities	401,882	14,067	447	415,502
Other equity securities	1,137	1,085	—	2,222
Total	$1,099,658	$16,523	$1,727	$1,114,454
2012:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 570	$ 2	$ —	$ 572
U.S. Government sponsored entities' asset-backed securities	400,820	9,351	38	410,133
Total	$ 401,390	$ 9,353	$ 38	$ 410,705

The following table provides detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities had been in a continuous loss position at December 31, 2012:

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2012:						
Securities Available-for-Sale						
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$177,470	$1,280	$ —	$ —	$177,470	$1,280
U.S. Government sponsored entities' asset-backed securities	123,631	447	—	—	123,631	447
Total	$301,101	$1,727	$ —	$ —	$301,101	$1,727
2012:						
Securities Held-to-Maturity						
U.S. Government sponsored entities' asset-backed securities	$ 10,120	$ 38	$ —	$ —	$ 10,120	$ 38

The amortized cost and estimated fair value of investments in debt securities at December 31, 2013, are shown in the following table by contractual maturity or the expected call date, except for asset-backed securities, which are shown as a single total, due to the unpredictability of the timing in principal repayments.

(In thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Yield
Securities Available-for-Sale			
U.S. Treasury and other U.S. Government sponsored entities' notes:			
Due one through five years	**$ 50,000**	**$ 46,800**	**2.00%**
Due five through ten years	**396,882**	**367,580**	**2.43%**
Due in over ten years	**123,750**	**110,756**	**1.74%**
Total	**$570,632**	**$525,136**	**2.24%**
U.S. Government sponsored entities' asset-backed securities:			
Total	**$650,391**	**$648,471**	**2.47%**
Securities Held-to-Maturity			
Obligations of states and political subdivisions:			
Due within one year	**$ 240**	**$ 241**	**4.46%**
Total	**$ 240**	**$ 241**	**4.46%**
U.S. Government sponsored entities' asset-backed securities:			
Total	**$181,821**	**$187,161**	**3.69%**

Approximately $525.1 million of Park's securities shown in the above table as U.S. Treasury and other U.S. Government sponsored entities' notes are callable notes. These callable securities have a final maturity of 9 to 14 years. Of the $525.1 million reported at December 31, 2013, $46.8 million were expected to be called and are shown in the table at their expected call date.

Investment securities having a book value of $1,321 million and $1,364 million at December 31, 2013 and 2012, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements, to secure repurchase agreements sold and as collateral for FHLB advance borrowings.

At December 31, 2013, $639 million was pledged for government and trust department deposits, $648 million was pledged to secure repurchase agreements and $34 million was pledged as collateral for FHLB advance borrowings. At December 31, 2012, $655 million was pledged for government and trust department deposits, $667 million was pledged to secure repurchase agreements and $41 million was pledged as collateral for FHLB advance borrowings.

At December 31, 2013, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

During 2013, Park sold $75 million of AFS investment securities, which were sold at book value for no gain. During 2012, Park had no sales of investment securities. Among the investment securities sold in 2011 were all investment securities (AFS and HTM) held by Vision, which were sold in preparation of the sale of the business to Centennial. There were no HTM securities sold by PNB in 2011. During 2011, Park sold $610 million of U.S. Government sponsored entities' mortgage-backed securities, realizing a pre-tax gain of $28.8 million ($18.7 million after-tax). No gross losses were realized in 2013, 2012 or 2011.

5. LOANS

The composition of the loan portfolio, by class of loan, as of December 31, 2013 and December 31, 2012 was as follows:

(In thousands)	Loan Balance	Accrued Interest Receivable	Recorded Investment
2013:			
Commercial, financial and agricultural*	**$ 825,432**	**$ 3,079**	**$ 828,511**
Commercial real estate*	**1,112,273**	**3,765**	**1,116,038**
Construction real estate:			
SEPH commercial land and development*	**5,846**	**2**	**5,848**
Remaining commercial	**110,842**	**263**	**111,105**
Mortgage	**31,882**	**96**	**31,978**
Installment	**7,546**	**26**	**7,572**
Residential real estate:			
Commercial	**407,387**	**904**	**408,291**
Mortgage	**1,144,754**	**1,559**	**1,146,313**
HELOC	**213,565**	**870**	**214,435**
Installment	**33,841**	**132**	**33,973**
Consumer	**723,733**	**2,775**	**726,508**
Leases	**3,404**	**23**	**3,427**
Total loans	**$4,620,505**	**$13,494**	**$4,633,999**
2012:			
Commercial, financial and agricultural*	$ 823,927	$ 2,976	$ 826,903
Commercial real estate*	1,092,164	3,839	1,096,003
Construction real estate:			
SEPH commercial land and development*	15,105	37	15,142
Remaining commercial	115,473	331	115,804
Mortgage	26,373	81	26,454
Installment	8,577	33	8,610
Residential real estate:			
Commercial	392,203	959	393,162
Mortgage	1,064,787	1,399	1,066,186
HELOC	212,905	892	213,797
Installment	43,750	176	43,926
Consumer	651,930	2,835	654,765
Leases	3,128	29	3,157
Total loans	$4,450,322	$13,587	$4,463,909

*Included within commercial, financial and agricultural loans, commercial real estate loans, and SEPH commercial land and development loans were an immaterial amount of consumer loans that were not broken out by class.

Loans are shown net of deferred origination fees, costs and unearned income of $7.3 million at December 31, 2013 and $6.7 million at December 31, 2012, which represented a net deferred income position in both years.

Overdrawn deposit accounts of $3.3 million and $3.0 million have been reclassified to loans at December 31, 2013 and 2012, respectively.

Credit Quality

The following table presents the recorded investment in nonaccrual loans, accruing troubled debt restructurings, and loans past due 90 days or more and still accruing by class of loan as of December 31, 2013 and December 31, 2012:

(In thousands)	Nonaccrual Loans	Accruing Troubled Debt Restructurings	Loans Past Due 90 Days or More and Accruing	Total Nonperforming Loans
2013:				
Commercial, financial and agricultural	**$ 20,633**	**$ 107**	**$ 80**	**$ 20,820**
Commercial real estate	**39,588**	**2,234**	**2**	**41,824**
Construction real estate:				
SEPH commercial land and development	**4,777**	**—**	**—**	**4,777**
Remaining commercial	**10,476**	**306**	**—**	**10,782**
Mortgage	**87**	**97**	**—**	**184**
Installment	**39**	**192**	**—**	**231**
Residential real estate:				
Commercial	**32,495**	**913**	**—**	**33,408**
Mortgage	**20,564**	**11,708**	**549**	**32,821**
HELOC	**2,129**	**751**	**—**	**2,880**
Installment	**965**	**885**	**80**	**1,930**
Consumer	**3,463**	**1,616**	**1,016**	**6,095**
Total loans	**$135,216**	**$18,809**	**$1,727**	**$155,752**
2012:				
Commercial, financial and agricultural	$ 17,324	$ 5,277	$ 37	$ 22,638
Commercial real estate	40,983	3,295	1,007	45,285
Construction real estate:				
SEPH commercial land and development	13,939	—	—	13,939
Remaining commercial	14,977	6,597	—	21,574
Mortgage	158	100	—	258
Installment	149	175	—	324
Residential real estate:				
Commercial	33,961	1,661	94	35,716
Mortgage	28,260	9,425	950	38,635
HELOC	1,689	736	—	2,425
Installment	1,670	780	54	2,504
Consumer	2,426	1,900	888	5,214
Total loans	$155,536	$29,946	$3,030	$188,512

The following table provides additional information regarding those nonaccrual and accruing troubled debt restructured loans that are individually evaluated for impairment and those collectively evaluated for impairment as of December 31, 2013 and December 31, 2012.

(In thousands)	Nonaccrual and Accruing Troubled Debt Restructurings	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment
2013:			
Commercial, financial and agricultural	**$ 20,740**	**$ 20,727**	**$ 13**
Commercial real estate	**41,822**	**41,822**	**—**
Construction real estate:			
SEPH commercial land and development	**4,777**	**4,777**	**—**
Remaining commercial	**10,782**	**10,782**	**—**
Mortgage	**184**	**—**	**184**
Installment	**231**	**—**	**231**
Residential real estate:			
Commercial	**33,408**	**33,408**	**—**
Mortgage	**32,272**	**—**	**32,272**
HELOC	**2,880**	**—**	**2,880**
Installment	**1,850**	**—**	**1,850**
Consumer	**5,079**	**799**	**4,280**
Total loans	**$154,025**	**$112,315**	**$41,710**
2012:			
Commercial, financial and agricultural	$ 22,601	$ 22,587	$ 14
Commercial real estate	44,278	44,278	—
Construction real estate:			
SEPH commercial land and development	13,939	13,260	679
Remaining commercial	21,574	21,574	—
Mortgage	258	—	258
Installment	324	—	324
Residential real estate:			
Commercial	35,622	35,622	—
Mortgage	37,685	—	37,685
HELOC	2,425	—	2,425
Installment	2,450	—	2,450
Consumer	4,326	18	4,308
Total loans	$185,482	$137,339	$48,143

All of the loans individually evaluated for impairment were evaluated using the fair value of the collateral or the present value of expected future cash flows as the measurement method.

The following table presents loans individually evaluated for impairment by class of loan as of December 31, 2013 and December 31, 2012.

(In thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
2013:			
With no related allowance recorded			
Commercial, financial and agricultural	**$ 22,429**	**$ 12,885**	**$ —**
Commercial real estate	**56,870**	**34,149**	**—**
Construction real estate:			
SEPH commercial land and development	**23,722**	**4,777**	**—**
Remaining commercial	**8,429**	**6,872**	**—**
Residential real estate:			
Commercial	**36,709**	**31,461**	**—**
Consumer	**799**	**799**	**—**
With an allowance recorded			
Commercial, financial and agricultural	**12,616**	**7,842**	**3,268**
Commercial real estate	**7,966**	**7,673**	**5,496**
Construction real estate:			
Remaining commercial	**3,909**	**3,910**	**1,132**
Residential real estate:			
Commercial	**2,129**	**1,947**	**555**
Consumer	**—**	**—**	**—**
Total	**$175,578**	**$112,315**	**$10,451**
2012:			
With no related allowance recorded			
Commercial, financial and agricultural	$ 23,782	$ 14,683	$ —
Commercial real estate	56,258	35,097	—
Construction real estate:			
SEPH commercial land and development	57,346	13,260	—
Remaining commercial	29,328	14,093	—
Residential real estate:			
Commercial	39,918	31,957	—
Consumer	18	18	—
With an allowance recorded			
Commercial, financial and agricultural	12,268	7,904	3,180
Commercial real estate	11,412	9,181	1,540
Construction real estate:			
Remaining commercial	8,071	7,481	2,277
Residential real estate:			
Commercial	3,944	3,665	1,279
Consumer	—	—	—
Total	$242,345	$137,339	$ 8,276

Management's general practice is to proactively charge down loans individually evaluated for impairment rather than carry significant specific reserves within the allowance for loan losses. At December 31, 2013 and December 31, 2012, there were $58.1 million and $97.6 million, respectively, in partial charge-offs on loans individually evaluated for impairment with no related allowance recorded and $5.2 million and $7.5 million, respectively, of partial charge-offs on loans individually evaluated for impairment that also had a specific reserve allocated.

The allowance for loan losses included specific reserves related to loans individually evaluated for impairment at December 31, 2013 and 2012, of $10.5 million and $8.3 million, respectively. These loans had a recorded investment as of December 31, 2013 and 2012 of $21.4 million and $28.2 million, respectively.

The average balance of loans individually evaluated for impairment was $124.1 million, $164.2 million, and $214.0 million for 2013, 2012, and 2011, respectively.

Interest income on loans individually evaluated for impairment is recognized on a cash basis. The following tables present the average recorded investment and interest income recognized on loans individually evaluated for impairment for the years ended December 31, 2013, 2012, and 2011.

(In thousands)	Recorded Investment as of December 31, 2013	Year ended December 31, 2013 Average Recorded Investment	Interest Income Recognized
Commercial, financial and agricultural	$ 20,727	$ 20,523	$ 412
Commercial real estate	41,822	41,426	1,151
Construction real estate:			
SEPH commercial land and development	4,777	8,723	—
Remaining commercial	10,782	17,829	616
Residential real estate:			
Commercial	33,408	34,972	461
Consumer	799	616	—
Total	$112,315	$124,089	$2,640

(In thousands)	Recorded Investment as of December 31, 2012	Year ended December 31, 2012 Average Recorded Investment	Interest Income Recognized
Commercial, financial and agricultural	$ 22,587	$ 35,305	$ 529
Commercial real estate	44,278	44,541	968
Construction real estate:			
SEPH commercial land and development	13,260	17,277	—
Remaining commercial	21,574	27,774	818
Residential real estate:			
Commercial	35,622	39,248	497
Consumer	18	19	1
Total	$137,339	$164,164	$2,813

(In thousands)	Recorded Investment as of December 31, 2011	Year ended December 31, 2011 Average Recorded Investment	Interest Income Recognized
Commercial, financial and agricultural	$ 40,621	$ 23,518	$ 209
Commercial real estate	51,978	49,927	829
Construction real estate:			
Vision commercial land and development	24,328	58,792	—
Remaining commercial	25,912	29,152	339
Residential real estate:			
Commercial	44,276	52,640	214
Consumer	20	16	1
Total	$187,135	$214,045	$1,592

The following tables present the aging of the recorded investment in past due loans as of December 31, 2013 and December 31, 2012 by class of loan.

(In thousands)	Accruing Loans Past Due 30–89 Days	Past Due Nonaccrual Loans and Loans Past Due 90 Days or More and Accruing*	Total Past Due	Total Current	Total Recorded Investment
December 31, 2013:					
Commercial, financial and agricultural	$ 1,233	$13,275	$ 14,508	$ 814,003	$ 828,511
Commercial real estate	2,168	18,274	20,442	1,095,596	1,116,038
Construction real estate:					
SEPH commercial land and development	—	4,242	4,242	1,606	5,848
Remaining commercial	—	3,463	3,463	107,642	111,105
Mortgage	264	75	339	31,639	31,978
Installment	207	14	221	7,351	7,572
Residential real estate:					
Commercial	900	5,659	6,559	401,732	408,291
Mortgage	13,633	11,829	25,462	1,120,851	1,146,313
HELOC	571	402	973	213,462	214,435
Installment	696	436	1,132	32,841	33,973
Consumer	12,143	3,941	16,084	710,424	726,508
Leases	—	—	—	3,427	3,427
Total loans	$31,815	$61,610	$ 93,425	$4,540,574	$4,633,999

*Includes $1.7 million of loans past due 90 days or more and accruing. The remaining are past due, nonaccrual loans.

(In thousands)	Accruing Loans Past Due 30–89 Days	Past Due Nonaccrual Loans and Loans Past Due 90 Days or More and Accruing*	Total Past Due	Total Current	Total Recorded Investment
December 31, 2012:					
Commercial, financial and agricultural	$ 6,251	$11,811	$ 18,062	$ 808,841	$ 826,903
Commercial real estate	2,212	26,355	28,567	1,067,436	1,096,003
Construction real estate:					
SEPH commercial land and development	686	11,314	12,000	3,142	15,142
Remaining commercial	3,652	5,838	9,490	106,314	115,804
Mortgage	171	85	256	26,198	26,454
Installment	135	40	175	8,435	8,610
Residential real estate:					
Commercial	1,163	5,917	7,080	386,082	393,162
Mortgage	11,948	17,370	29,318	1,036,868	1,066,186
HELOC	620	309	929	212,868	213,797
Installment	563	787	1,350	42,576	43,926
Consumer	12,924	2,688	15,612	639,153	654,765
Leases	—	—	—	3,157	3,157
Total loans	$40,325	$82,514	$122,839	$4,341,070	$4,463,909

*Includes $3.0 million of loans past due 90 days or more and accruing. The remaining are past due, nonaccrual loans.

Credit Quality Indicators

Management utilizes past due information as a credit quality indicator across the loan portfolio. Past due information as of December 31, 2013 and December 31, 2012 is included in the tables above. The past due information is the primary credit quality indicator within the following classes of loans: (1) mortgage loans and installment loans in the construction real estate segment; (2) mortgage loans, HELOC and installment loans in the residential real estate segment; and (3) consumer loans. The primary credit indicator for commercial loans is based on an internal grading system that grades all commercial loans from 1 to 8. Credit grades are continuously monitored by the respective loan officer and adjustments are made when appropriate. A grade of 1 indicates little or no credit risk and a grade of 8 is considered a loss. Commercial loans with grades of 1 to 4.5 (pass-rated) are considered to be of acceptable credit risk. Commercial loans graded a 5 (special mention) are considered to be watch list credits and a higher loan loss reserve percentage is allocated to these loans. Loans classified as special mention have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Commercial loans graded 6 (substandard), also considered watch list credits, are considered to represent higher credit risk and, as a result, a higher loan loss reserve percentage is allocated to these loans. Loans classified as substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Commercial loans that are graded a 7 (doubtful) are shown as nonaccrual and Park generally charges these loans down to their fair value by taking a partial charge-off or recording a specific reserve. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Certain 6-rated loans and all 7-rated loans are included within the impaired category. A loan is deemed impaired when management determines the borrower's ability to perform in accordance with the contractual loan agreement is in doubt. Any commercial loan graded an 8 (loss) is completely charged-off.

The tables below present the recorded investment by loan grade at December 31, 2013 and December 31, 2012 for all commercial loans:

(In thousands)	5 Rated	6 Rated	Impaired	Pass Rated	Recorded Investment
December 31, 2013:					
Commercial, financial and agricultural*	**$ 6,055**	**$ 532**	**$ 20,740**	**$ 801,184**	**$ 828,511**
Commercial real estate*	**11,591**	**1,525**	**41,822**	**1,061,100**	**1,116,038**
Construction real estate:					
SEPH commercial land and development*	**354**	**—**	**4,777**	**717**	**5,848**
Remaining commercial	**6,858**	**244**	**10,782**	**93,221**	**111,105**
Residential real estate:					
Commercial	**5,033**	**397**	**33,408**	**369,453**	**408,291**
Leases	**—**	**—**	**—**	**3,427**	**3,427**
Total commercial loans	**$29,891**	**$ 2,698**	**$111,529**	**$2,329,102**	**$2,473,220**
December 31, 2012:					
Commercial, financial and agricultural*	$ 9,537	$10,874	$ 22,601	$ 783,891	$ 826,903
Commercial real estate*	25,616	3,960	44,278	1,022,149	1,096,003
Construction real estate:					
SEPH commercial land and development*	411	—	13,939	792	15,142
Remaining commercial	6,734	—	21,574	87,496	115,804
Residential real estate:					
Commercial	8,994	2,053	35,622	346,493	393,162
Leases	—	—	—	3,157	3,157
Total commercial loans	$51,292	$16,887	$138,014	$2,243,978	$2,450,171

*Included within commercial, financial and agricultural loans, commercial real estate loans, and SEPH commercial land and development loans was an immaterial amount of consumer loans that were not broken out by class.

Troubled Debt Restructuring (TDRs)

Management classifies loans as TDRs when a borrower is experiencing financial difficulties and Park has granted a concession to the borrower as part of a modification or in the loan renewal process. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of the borrower's debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy. Management's policy is to modify loans by extending the term or by granting a temporary or permanent contractual interest rate below the market rate, not by forgiving debt. Certain loans which were modified during the periods ended December 31, 2013 and December 31, 2012 did not meet the definition of a TDR as the modification was a delay in a payment that was considered to be insignificant. Management considers a forbearance period of up to three months or a delay in payment of up to 30 days to be insignificant. TDRs may be classified as accruing if the borrower has been current for a period of at least six months with respect to loan payments and management expects that the borrower will be able to continue to make payments in accordance with the terms of the restructured note. Management reviews all accruing TDRs quarterly to ensure payments continue to be made in accordance with the modified terms.

Management reviews renewals/modifications of loans previously identified as TDRs to consider if it is appropriate to remove the TDR classification. If the borrower is no longer experiencing financial difficulty and the renewal/modification does not contain a concessionary interest rate or other concessionary terms, management considers the potential removal of the TDR classification. If deemed appropriate, the TDR classification is removed as the borrower had complied with the terms of the loan at the date of the renewal/modification and there was a reasonable expectation that the borrower would continue to comply with the terms of the loan subsequent to the date of the renewal/modification. The majority of these TDRs were originally considered restructurings in a prior year as a result of a renewal/modification with an interest rate that was not commensurate with the risk of the underlying loan at the time of the renewal/modification. During the year ended December 31, 2013, Park removed the TDR classification on $7.7 million of loans that met the requirements discussed above.

At December 31, 2013 and December 31, 2012, there were $76.3 million and $84.7 million, respectively, of TDRs included in nonaccrual loan totals. At December 31, 2013 and December 31, 2012, $50.6 million and $52.6 million of these nonaccrual TDRs were performing in accordance with the terms of the restructured note. As of December 31, 2013 and December 31, 2012, there were $18.8 million and $29.9 million, respectively, of TDRs included in accruing loan totals. Management will continue to review the restructured loans and may determine it appropriate to move certain nonaccrual TDRs to accrual status in the future. At December 31, 2013 and December 31, 2012, Park had commitments to lend $4.0 million and $5.0 million, respectively, of additional funds to borrowers whose loan terms had been modified in a TDR.

The specific reserve related to TDRs at December 31, 2013 and December 31, 2012 was $7.5 million and $5.6 million, respectively. Modifications made in 2012 and 2013 were largely the result of renewals, extending the maturity date of the loan, at terms consistent with the original note. These modifications were deemed to be TDRs primarily due to Park's conclusion that the borrower would likely not have qualified for similar terms through another lender. Many of the modifications deemed to be TDRs were previously identified as impaired loans, and thus were also previously evaluated for impairment under ASC 310. Additional specific reserves of $1.1 million were recorded during the year ended December 31, 2013, as a result of TDRs identified in the 2013 year. Additional specific reserves of $2.3 million were recorded during the year ended December 31, 2012 as a result of TDRs identified in the 2012 year.

The terms of certain other loans were modified during the years ended December 31, 2013 and December 31, 2012 that did not meet the definition of a TDR. Modified/renewed substandard commercial loans which did not meet the definition of a TDR had a total recorded investment as of December 31, 2013 and December 31, 2012 of $878,000 and $800,000, respectively. The renewal/modification of these loans: (1) involved a renewal/modification of the terms of a loan to a borrower who was no longer experiencing financial difficulties, (2) resulted in a delay in a payment that was considered to be insignificant, or (3) resulted in Park obtaining additional collateral or guarantees that improved the likelihood of the ultimate collection of the loan such that the modification was deemed to be at market terms. Modified consumer loans which did not meet the definition of a TDR had a total recorded investment as of December 31, 2013 and December 31,

2012 of $24.2 million and $26.5 million, respectively. Many of these loans were to borrowers who were not experiencing financial difficulties but who were looking to reduce their cost of funds.

The following tables detail the number of contracts modified as TDRs during the years ended December 31, 2013 and December 31, 2012 as well as the recorded investment of these contracts at December 31, 2013 and December 31, 2012. The recorded investment pre- and post-modification is generally the same.

(In thousands)	Number of Contracts	Accruing	Nonaccrual	Recorded Investment
Year ended December 31, 2013:				
Commercial, financial and agricultural	**34**	**$ 7**	**$ 1,334**	**$ 1,341**
Commercial real estate	**22**	**—**	**8,563**	**8,563**
Construction real estate:				
SEPH commercial land and development	**—**	**—**	**—**	**—**
Remaining commercial	**3**	**—**	**98**	**98**
Mortgage	**—**	**—**	**—**	**—**
Installment	**4**	**26**	**25**	**51**
Residential real estate:				
Commercial	**15**	**—**	**2,552**	**2,552**
Mortgage	**62**	**1,967**	**2,278**	**4,245**
HELOC	**16**	**175**	**—**	**175**
Installment	**13**	**113**	**179**	**292**
Consumer	**327**	**805**	**345**	**1,150**
Total loans	**496**	**$3,093**	**$15,374**	**$18,467**
Year ended December 31, 2012:				
Commercial, financial and agricultural	44	$ 2,843	$ 1,499	$ 4,342
Commercial real estate	25	2,648	3,611	6,259
Construction real estate:				
SEPH commercial land and development	12	—	1,301	1,301
Remaining commercial	15	531	6,579	7,110
Mortgage	2	99	85	184
Installment	6	175	78	253
Residential real estate:				
Commercial	18	1,139	1,842	2,981
Mortgage	129	4,279	5,776	10,055
HELOC	46	736	58	794
Installment	57	761	508	1,269
Consumer	600	1,899	670	2,569
Total loans	954	$15,110	$22,007	$37,117

Of those loans listed in the tables above which were modified during the year ended December 31, 2013, $5.5 million were on nonaccrual status as of December 31, 2012 but were not classified as TDRs. Of those loans which were modified during the year ended December 31, 2012, $6.5 million were on nonaccrual status as of December 31, 2011 but were not classified as TDRs.

The following table presents the recorded investment in financing receivables which were modified as TDRs within the previous 12 months and for which there was a payment default during the year ended December 31, 2013 and December 31, 2012. For this table, a loan is considered to be in default when it becomes 30 days contractually past due under modified terms. The additional allowance for loan loss resulting from the defaults on TDR loans was immaterial.

	Year ended December 31, 2013		**Year ended December 31, 2012**	
(In thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Commercial, financial and agricultural	**11**	**$ 771**	8	$ 244
Commercial real estate	**11**	**2,839**	10	2,113
Construction real estate:				
SEPH commercial land and development	**—**	**—**	7	970
Remaining commercial	**—**	**—**	4	1,476
Mortgage	**—**	**—**	1	85
Installment	**1**	**10**	1	27
Residential real estate:				
Commercial	**4**	**1,683**	1	16
Mortgage	**26**	**1,533**	39	2,863
HELOC	**—**	**—**	5	70
Installment	**5**	**72**	9	272
Consumer	**74**	**471**	123	743
Leases	**—**	**—**	—	—
Total loans	**132**	**$7,379**	208	$8,879

Of the $7.4 million in modified TDRs which defaulted during the year ended December 31, 2013, $397,000 were accruing loans and $7.0 million were nonaccrual loans. Of the $8.9 million in modified TDRs which defaulted during the year ended December 31, 2012, $606,000 were accruing loans and $8.3 million were nonaccrual loans.

Management transfers a loan to OREO at the time that Park takes deed/title of the asset. At December 31, 2013 and 2012, Park had $34.6 million and $35.7 million, respectively, of OREO.

Certain of the Corporation's executive officers, directors and related entities of directors are loan customers of PNB. As of December 31, 2013 and 2012, credit exposure aggregating approximately $49.7 million and $39.4 million, respectively, was outstanding to such parties. Of this total exposure, approximately $37.7 million and $35.3 million were outstanding at December 31, 2013 and 2012, respectively, with the remaining balance representing available credit. During 2013, new loans and advances on existing loans were made to these executive officers, directors and related entities totaling $547,000 and $11.9 million, respectively. These extensions of credit were offset by payments of $10.0 million. During 2012, new loans and advances on existing loans were $1.7 million and $13.0 million, respectively. These extensions of credit were offset by payments of $17.2 million and the removal of $4.4 million in loans to Vision Bank's executive officers, directors and related entities.

6. ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is that amount management believes is adequate to absorb probable incurred credit losses in the loan portfolio based on management's evaluation of various factors including overall growth in the loan portfolio, an analysis of individual loans, prior and current loss experience, and current economic conditions. A provision for loan losses is charged to operations based on management's periodic evaluation of these and other pertinent factors as discussed within Note 1 of these Notes to Consolidated Financial Statements.

Management extended the historical loss calculation period from 48 months to 54 months during the third quarter of 2013, incorporating net charge-offs plus changes in specific reserves through June 30, 2013 and to 60 months during the fourth quarter of 2013, incorporating net charge-offs plus changes in specific reserves through December 31, 2013. As part of the update in the third quarter of 2013, management determined that it was appropriate to more heavily weight those years with higher losses in the historical loss calculation. Given the continued uncertainty in the current economic environment, management did not feel that it was appropriate to continue to apply equal percentages to each of the years in the historical loss calculation. Management considers the uncertainty in the current economic environment to be more similar to the economic conditions in the 2009 through 2011 period than the 2012 through 2013 period. Specifically, rather than applying equal percentages to each year in the historical loss calculation, management applied more weight to the 2009 through 2011 periods compared to the 2012 through 2013 period. The impact of the change in the third quarter resulted in general reserves as a percentage of performing loans of 1.09% at September 30, 2013, which was consistent with the 1.09% at June 30, 2013.

The activity in the allowance for loan losses for the years ended December 31, 2013, December 31, 2012, and December 31, 2011 is summarized in the following tables.

(In thousands)	Commercial, Financial and Agricultural	Commercial Real Estate	Construction Real Estate	Residential Real Estate	Consumer	Leases	Total
December 31, 2013							
Allowance for credit losses:							
Beginning balance	**$15,635**	**$11,736**	**$ 6,841**	**$14,759**	**$ 6,566**	**$—**	**$ 55,537**
Charge-offs	**6,160**	**1,832**	**1,791**	**3,207**	**6,163**	**—**	**19,153**
Recoveries	**(1,314)**	**(726)**	**(9,378)**	**(6,000)**	**(2,249)**	**(2)**	**(19,669)**
Net charge-offs (recoveries)	**$ 4,846**	**$ 1,106**	**$ (7,587)**	**$ (2,793)**	**$ 3,914**	**$ (2)**	**$ (516)**
Provision (Recovery)	**3,429**	**5,269**	**(7,573)**	**(3,301)**	**5,593**	**(2)**	**3,415**
Ending balance	**$14,218**	**$15,899**	**$ 6,855**	**$14,251**	**$ 8,245**	**$—**	**$ 59,468**
December 31, 2012							
Allowance for credit losses:							
Beginning balance	$16,950	$15,539	$14,433	$15,692	$ 5,830	$—	$ 68,444
Charge-offs	26,847	10,454	9,985	8,607	5,375	—	61,268
Recoveries	(1,066)	(783)	(2,979)	(5,559)	(2,555)	—	(12,942)
Net charge-offs	$25,781	$ 9,671	$ 7,006	$ 3,048	$ 2,820	$—	$ 48,326
Provision (Recovery)	24,466	5,868	(586)	2,115	3,556	—	35,419
Ending balance	$15,635	$11,736	$ 6,841	$14,759	$ 6,566	$—	$ 55,537
December 31, 2011							
Allowance for credit losses:							
Beginning balance	$11,555	$24,369	$70,462	$30,259	$ 6,925	$ 5	$143,575
Transfer of loans at fair value	2	150	63	4	—	—	219
Transfer of allowance to held for sale (1)	1,184	4,327	1,998	5,450	141	—	13,100
Charge-offs	18,350	23,063	64,166	20,691	7,612	—	133,882
Recoveries	(1,402)	(1,825)	(1,463)	(1,719)	(2,385)	(4)	(8,798)
Net charge-offs (recoveries)	$16,948	$21,238	$62,703	$18,972	$ 5,227	$ (4)	$125,084
Provision (Recovery)	23,529	16,885	8,735	9,859	4,273	(9)	63,272
Ending balance	$16,950	$15,539	$14,433	$15,692	$ 5,830	$—	$ 68,444

(1) Transfer of allowance to held for sale was allocated on a pro-rata basis based on the outstanding balance of the loans held for sale.

Loans collectively evaluated for impairment in the following tables include all performing loans at December 31, 2013 and 2012, as well as nonperforming loans internally classified as consumer loans. Nonperforming consumer loans are not typically individually evaluated for impairment, but receive a portion of the statistical allocation of the allowance for loan losses. Loans individually evaluated for impairment include all impaired loans internally classified as commercial loans at December 31, 2013 and 2012, which are evaluated for impairment in accordance with U.S. GAAP (see Note 1 of these Notes to Consolidated Financial Statements).

The composition of the allowance for loan losses at December 31, 2013 and 2012 was as follows:

(In thousands)	Commercial, Financial and Agricultural	Commercial Real Estate	Construction Real Estate	Residential Real Estate	Consumer	Leases	Total
December 31, 2013							
Allowance for loan losses:							
Ending allowance balance attributed to loans							
Individually evaluated for impairment	$ 3,268	$ 5,496	$ 1,132	$ 555	$ —	$ —	$ 10,451
Collectively evaluated for impairment	10,950	10,403	5,723	13,696	8,245	—	49,017
Total ending allowance balance	$ 14,218	$ 15,899	$ 6,855	$ 14,251	$ 8,245	$ —	$ 59,468
Loan balance:							
Loans individually evaluated for impairment	$ 20,724	$ 41,816	$ 15,559	$ 33,406	$ 799	$ —	$ 112,304
Loans collectively evaluated for impairment	804,708	1,070,457	140,557	1,766,141	722,934	3,404	4,508,201
Total ending loan balance	$825,432	$1,112,273	$156,116	$1,799,547	$723,733	$3,404	$4,620,505
Allowance for loan losses as a percentage of loan balance:							
Loans individually evaluated for impairment	15.77%	13.14%	7.28%	1.66%	—	—	9.31%
Loans collectively evaluated for impairment	1.36%	0.97%	4.07%	0.78%	1.14%	—	1.09%
Total ending loan balance	1.72%	1.43%	4.39%	0.79%	1.14%	—	1.29%
Recorded investment:							
Loans individually evaluated for impairment	$ 20,727	$ 41,822	$ 15,559	$ 33,408	$ 799	$ —	$ 112,315
Loans collectively evaluated for impairment	807,784	1,074,216	140,944	1,769,604	725,709	3,427	4,521,684
Total ending loan balance	$828,511	$1,116,038	$156,503	$1,803,012	$726,508	$3,427	$4,633,999
December 31, 2012							
Allowance for loan losses:							
Ending allowance balance attributed to loans							
Individually evaluated for impairment	$ 3,180	$ 1,540	$ 2,277	$ 1,279	$ —	$ —	$ 8,276
Collectively evaluated for impairment	12,455	10,196	4,564	13,480	6,566	—	47,261
Total ending allowance balance	$ 15,635	$ 11,736	$ 6,841	$ 14,759	$ 6,566	$ —	$ 55,537
Loan balance:							
Loans individually evaluated for impairment	$ 22,523	$ 44,267	$ 34,814	$ 35,616	$ 18	$ —	$ 137,238
Loans collectively evaluated for impairment	801,404	1,047,897	130,714	1,678,029	651,912	3,128	4,313,084
Total ending loan balance	$823,927	$1,092,164	$165,528	$1,713,645	$651,930	$3,128	$4,450,322
Allowance for loan losses as a percentage of loan balance:							
Loans individually evaluated for impairment	14.12%	3.48%	6.54%	3.59%	—	—	6.03%
Loans collectively evaluated for impairment	1.55%	0.97%	3.49%	0.80%	1.01%	—	1.10%
Total ending loan balance	1.90%	1.07%	4.13%	0.86%	1.01%	—	1.25%
Recorded investment:							
Loans individually evaluated for impairment	$ 22,587	$ 44,278	$ 34,834	$ 35,622	$ 18	$ —	$ 137,339
Loans collectively evaluated for impairment	804,316	1,051,725	131,176	1,681,449	654,747	3,157	4,326,570
Total ending loan balance	$826,903	$1,096,003	$166,010	$1,717,071	$654,765	$3,157	$4,463,909

7. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation are summarized as follows:

December 31 (In thousands)	2013	2012
Land	$ 17,657	$ 17,354
Buildings	70,183	69,091
Equipment, furniture and fixtures	36,937	61,679
Leasehold improvements	3,903	4,009
Total	$128,680	$152,133
Less accumulated depreciation	(73,402)	(98,382)
Premises and equipment, net	$ 55,278	$53,751

Depreciation expense amounted to $7.3 million, $7.0 million and $7.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The Corporation leases certain premises and equipment accounted for as operating leases. The following is a schedule of the future minimum rental payments required for the next five years under such leases with initial terms in excess of one year:

(In thousands)	
2014	1,351
2015	945
2016	628
2017	475
2018	744
Thereafter	605
Total	$4,748

Rent expense for Park was $1.8 million, $1.9 million and $2.4 million, for the years ended December 31, 2013, 2012 and 2011, respectively.

8. DEPOSITS

At December 31, 2013 and 2012, non-interest bearing and interest bearing deposits were as follows:

December 31 (In thousands)	2013	2012
Non-interest bearing	**$1,193,553**	$1,137,290
Interest bearing	**3,596,441**	3,578,742
Total	**$4,789,994**	$4,716,032

At December 31, 2013, the maturities of time deposits were as follows:

(In thousands)	
2014	$ 883,231
2015	215,866
2016	104,274
2017	80,856
2018	39,485
After 5 years	947
Total	**$1,324,659**

At December 31, 2013, Park had approximately $18.4 million of deposits received from executive officers, directors, and their related entities.

Maturities of time deposits over $100,000 as of December 31, 2013 were:

December 31 (In thousands)	
3 months or less	$186,194
Over 3 months through 6 months	114,979
Over 6 months through 12 months	146,315
Over 12 months	153,966
Total	**$601,454**

9. SHORT-TERM BORROWINGS

Short-term borrowings were as follows:

December 31 (In thousands)	2013	2012
Securities sold under agreements to repurchase and federal funds purchased	**$242,029**	$244,168
Federal Home Loan Bank advances	**—**	100,000
Total short-term borrowings	**$242,029**	$344,168

The outstanding balances for all short-term borrowings as of December 31, 2013 and 2012 and the weighted-average interest rates as of and paid during each of the years then ended were as follows:

(In thousands)	Repurchase Agreements and Federal Funds Purchased	FHLB Advances
2013:		
Ending balance	**$242,029**	**$ —**
Highest month-end balance	**280,863**	**—**
Average daily balance	**251,868**	**1,255**
Weighted-average interest rate:		
As of year-end	**0.19%**	**—**
Paid during the year	**0.21%**	**0.41%**
2012:		
Ending balance	$244,168	$100,000
Highest month-end balance	302,946	100,000
Average daily balance	257,341	1,320
Weighted-average interest rate:		
As of year-end	0.23%	0.38%
Paid during the year	0.26%	0.28%

At December 31, 2012, outstanding FHLB advances were collateralized by investment securities owned by the Corporation's bank subsidiary and by various loans pledged under a blanket agreement by the Corporation's bank subsidiary.

See Note 4 of these Notes to Consolidated Financial Statements for the amount of investment securities that are pledged. At December 31, 2013 and 2012, $2,072 million and $2,053 million, respectively, of commercial real estate and residential mortgage loans were pledged under a blanket agreement to the FHLB by Park's bank subsidiary.

Note 4 states that $648 million and $667 million of securities were pledged to secure repurchase agreements as of December 31, 2013 and 2012, respectively. Park's repurchase agreements in short-term borrowings consist of customer accounts and securities which are pledged on an individual security basis. Park's repurchase agreements with a third-party financial institution are classified as long-term debt. See Note 10 of these Notes to Consolidated Financial Statements.

10. LONG-TERM DEBT

Long-term debt is listed below:

December 31	2013		2012	
(In thousands)	Outstanding Balance	Average Rate	Outstanding Balance	Average Rate
Total Federal Home Loan Bank advances by year of maturity:				
2013	**$ —**	**—**	$ 50,500	1.07%
2014	**100,500**	**1.51%**	100,500	1.51%
2015	**51,000**	**2.00%**	51,000	2.00%
2016	**26,000**	**0.92%**	1,000	2.05%
2017	**51,000**	**3.37%**	51,000	3.37%
2018	**125,062**	**2.11%**	100,088	2.34%
Thereafter	**176,745**	**3.13%**	152,171	3.34%
Total	**$530,307**	**2.39%**	$506,259	2.42%
Total broker repurchase agreements by year of maturity:				
2017	**$300,000**	**1.75%**	$300,000	1.75%
Total	**$300,000**	**1.75%**	$300,000	1.75%
Total combined long-term debt by year of maturity:				
2013	**$ —**	**—**	$ 50,500	1.07%
2014	**100,500**	**1.51%**	100,500	1.51%
2015	**51,000**	**2.00%**	51,000	2.00%
2016	**26,000**	**0.92%**	1,000	2.05%
2017	**351,000**	**1.99%**	351,000	1.99%
2018	**125,062**	**2.11%**	100,088	2.34%
Thereafter	**176,745**	**3.13%**	152,171	3.34%
Total	**$830,307**	**2.16%**	$806,259	2.17%
Prepayment penalty	**(19,766)**	**—**	(24,601)	—
Total long-term debt	**$810,541**	**2.82%**	$781,658	2.87%

On November 30, 2012, Park restructured $300 million in repurchase agreements at a rate of 1.75%. As part of this restructuring, Park paid a prepayment penalty of $25 million. The penalty is being amortized as an adjustment to interest expense over the remaining term of the repurchase agreements using the effective interest method, resulting in an effective interest rate of 3.40%. Of the $25 million prepayment penalty $19.8 million remained to be amortized as of December 31, 2013. The remaining amortization will be $4.9 million in 2014, $5.0 million in 2015, $5.1 million in 2016 and $4.8 million in 2017.

Park had approximately $176.7 million of long-term debt at December 31, 2013 with a contractual maturity longer than five years. However, approximately $150 million of this debt is callable by the issuer in 2014.

At December 31, 2013 and 2012, FHLB advances were collateralized by investment securities owned by PNB's banking divisions and by various loans pledged under a blanket agreement by PNB's banking divisions.

See Note 4 of these Notes to Consolidated Financial Statements for the amount of investment securities that were pledged. See Note 9 of these Notes to Consolidated Financial Statements for the amount of commercial real estate and residential mortgage loans that were pledged to the FHLB at December 31, 2013 and December 31, 2012.

11. SUBORDINATED DEBENTURES/NOTES

As part of the acquisition of Vision's parent bank holding company ("Vision Parent") on March 9, 2007, Park became the successor to Vision Parent under (i) the Amended and Restated Trust Agreement of Vision Bancshares Trust I (the "Trust"), dated as of December 5, 2005, (ii) the Junior Subordinated Indenture, dated as of December 5, 2005, and (iii) the Guarantee Agreement, also dated as of December 5, 2005.

On December 1, 2005, Vision Parent formed a wholly-owned Delaware statutory business trust, Vision Bancshares Trust I ("Trust I"), which issued $15.0 million of Trust I's floating rate preferred securities (the "Trust Preferred Securities") to institutional investors. These Trust Preferred Securities qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of Trust I are owned by Park. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by Trust I to purchase $15.5 million of junior subordinated notes, which carry a floating rate based on a three-month LIBOR plus 148 basis points. The debentures represent the sole asset of Trust I. The Trust Preferred Securities accrue and pay distributions at a floating rate of three-month LIBOR plus 148 basis points per annum. The Trust Preferred Securities are mandatorily redeemable upon maturity of the notes in December 2035, or upon earlier redemption as provided in the notes. Park has the right to redeem the notes purchased by Trust I in whole or in part, on or after December 30, 2010. As specified in the indenture, if the notes are redeemed prior to maturity, the redemption price will be the principal amount, plus any unpaid accrued interest.

In accordance with GAAP, the Trust I is not consolidated with Park's financial statements, but rather the subordinated notes are reflected as a liability.

On December 23, 2009, Park entered into a Note Purchase Agreement, dated December 23, 2009, with 38 purchasers (the "2009 Purchasers"). Under the terms of the Note Purchase Agreement, the 2009 Purchasers purchased from Park an aggregate principal amount of $35.25 million of 10% Subordinated Notes due December 23, 2019 (the "2009 Notes"). The 2009 Notes are intended to qualify as Tier 2 capital under applicable rules and regulations of the Federal Reserve Board. The 2009 Notes may not be prepaid in any amount prior to December 23, 2014; however, subsequent to that date, Park may prepay, without penalty, all or a portion of the principal amount outstanding. Of the $35.25 million in 2009 Notes, $14.05 million were purchased by related parties.

On April 20, 2012, Park entered into a Note Purchase Agreement, dated April 20, 2012 (the "2012 Purchase Agreement"), with 56 purchasers (the "2012 Purchasers"). Under the terms of the 2012 Purchase Agreement, the 2012 Purchasers purchased from Park an aggregate principal amount of $30 million of 7% Subordinated Notes Due April 20, 2022 (the "2012 Notes"). The 2012 Notes are intended to qualify as Tier 2 capital under applicable rules and regulations of the Federal Reserve Board. Each 2012 Note was purchased at a purchase price of 100% of the principal amount thereof. The 2012 Notes may not be prepaid by Park prior to April 20, 2017. From and after April 20, 2017, Park may prepay all, or from time to time, any part of the 2012 Notes at 100% of the principal amount (plus accrued interest) without penalty, subject to any requirement under Federal Reserve Board regulations to obtain prior approval from the Federal Reserve Board before making any prepayment.

12. SHARE-BASED COMPENSATION

The Park National Corporation 2005 Incentive Stock Option Plan (the "2005 Plan") was adopted by the Board of Directors of Park on January 18, 2005, and was approved by Park's shareholders at the Annual Meeting of Shareholders on April 18, 2005. Under the 2005 Plan, 1,500,000 common shares were authorized for delivery upon the exercise of incentive stock options. All of the common shares delivered upon the exercise of incentive stock options granted under the 2005 Plan were to be treasury shares. The 2005 Plan was terminated on April 22, 2013 and no common shares were delivered thereunder.

The Park National Corporation 2013 Long-Term Incentive Plan (the "2013 Incentive Plan") was adopted by the Board of Directors of Park on January 28, 2013 and was approved by Park's shareholders at the Annual Meeting of Shareholders on April 22, 2013. The 2013 Incentive Plan replaces the 2005 Plan and Park's Stock Plan for Non-Employee Directors of Park National Corporation and Subsidiaries (the "Directors' Stock Plan") which were terminated immediately following the approval of the 2013 Incentive Plan. The 2013 Incentive Plan makes equity-based awards and cash-based awards available for grant to participants in the form of incentive stock options, non-qualified stock options, stock appreciations rights, restricted common shares, restricted stock awards that may be settled in common shares, cash or a combination of the two, unrestricted common shares and cash-based awards. Under the 2013 Incentive Plan, 600,000 common shares are authorized to be granted. The common shares to be issued and delivered under the 2013 Incentive Plan may consist of either common shares currently held or common shares subsequently acquired by Park as treasury shares, including common shares purchased in the open market or in private transactions. No awards may be made under the 2013 Incentive Plan after April 22, 2023.

At December 31, 2013, 589,450 common shares were available for future grants under the 2013 Incentive Plan. During 2013, Park granted 10,550 common shares to directors under the 2013 Incentive Plan. The common shares granted to directors were not subjected to a vesting period and resulted in expense of $850,000 which is included in Professional fees and services on the Consolidated Income Statement. As of December 31, 2013, there had been no awards made to employees under the 2013 Incentive Plan.

There were no options outstanding under the 2005 Plan as of December 31, 2013 or December 31, 2012. There were no options granted or exercised in 2013, 2012 or 2011. Additionally, no share-based compensation expense was recognized for 2013, 2012 or 2011 related to awards to employees.

13. BENEFIT PLANS

The Corporation has a noncontributory Defined Benefit Pension Plan (the "Pension Plan") covering substantially all of the employees of the Corporation and its subsidiaries. The Pension Plan provides benefits based on an employee's years of service and compensation.

The Corporation generally contributes annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes. In January 2012, management contributed $15.9 million, of which $14.3 million was deductible on the 2011 tax return and $1.6 million was deductible on the 2012 tax return. In January 2013, management contributed $12.6 million, of which $11.0 million was deductible on the 2012 tax return and $1.6 million will be deductible on the 2013 tax return. See Note 14 of these Notes to Consolidated Financial Statements. There is no pension contribution expected in 2014.

Using an accrual measurement date of December 31, 2013 and 2012, plan assets and benefit obligation activity for the Pension Plan are listed below:

(In thousands)	2013	2012
Change in fair value of plan assets		
Fair value at beginning of measurement period	**$117,768**	$ 96,581
Actual return on plan assets	**31,518**	11,256
Company contributions	**12,638**	15,900
Benefits paid	**(9,185)**	(5,969)
Fair value at end of measurement period	**$152,739**	$117,768
Change in benefit obligation		
Projected benefit obligation at beginning of measurement period	**$ 97,653**	$ 81,507
Service cost	**4,817**	4,271
Interest cost	**4,223**	4,048
Actuarial (gains)/loss	**(8,329)**	13,796
Benefits paid	**(9,185)**	(5,969)
Projected benefit obligation at the end of measurement period	**$ 89,179**	$ 97,653
Funded status at end of year (fair value of plan assets less benefit obligation)	**$ 63,560**	$ 20,115

The asset allocation for the Pension Plan as of each measurement date, by asset category, was as follows:

Asset Category	Target Allocation	Percentage of Plan Assets 2013	2012
Equity securities	50% – 100%	**83%**	83%
Fixed income and cash equivalents	remaining balance	**17%**	17%
Total	—	**100%**	100%

The investment policy, as established by the Retirement Plan Committee, is to invest assets according to the target allocation stated above. Assets will be reallocated periodically based on the investment strategy of the Retirement Plan Committee. The investment policy is reviewed periodically.

The expected long-term rate of return on plan assets used to measure the benefit obligation as of December 31, 2013 and 2012 was 7.25% and 7.5%, respectively. This return was based on the expected return of each of the asset categories, weighted based on the median of the target allocation for each class.

The accumulated benefit obligation for the Pension Plan was $75.9 million and $85.1 million at December 31, 2013 and 2012, respectively.

On November 17, 2009, the Park Pension Plan completed the purchase of 115,800 common shares of Park for $7.0 million or $60.45 per share. At December 31, 2013 and 2012, the fair value of the 115,800 common shares held by the Pension Plan was $9.9 million, or $85.07 per share and $7.5 million, or $64.63 per share, respectively.

The weighted average assumptions used to determine benefit obligations at December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Discount rate	**5.30%**	4.47%	5.18%
Rate of compensation increase	**—**	3.00%	3.00%
Under age 30	**10.00%**	—	—
Ages 30–39	**6.00%**	—	—
Ages 40 and over	**3.00%**	—	—

The estimated future pension benefit payments reflecting expected future service for the next ten years are shown below (in thousands):

2014	$ 5,732
2015	5,943
2016	6,047
2017	6,597
2018	6,845
2019 – 2023	42,387
Total	**$73,551**

The following table shows ending balances of accumulated other comprehensive loss at December 31, 2013 and 2012.

(In thousands)	2013	2012
Prior service cost	**$ (34)**	$ (54)
Net actuarial loss	**(8,579)**	(41,691)
Total	**(8,613)**	(41,745)
Deferred taxes	**3,015**	14,611
Accumulated other comprehensive loss	**$(5,598)**	$(27,134)

Using an actuarial measurement date of December 31 for 2013, 2012 and 2011, components of net periodic benefit cost and other amounts recognized in other comprehensive loss were as follows:

(In thousands)	2013	2012	2011
Components of net periodic benefit cost and other amounts recognized in other comprehensive (loss)			
Service cost	**$ (4,817)**	$ (4,271)	$ (4,557)
Interest cost	**(4,223)**	(4,048)	(3,967)
Expected return on plan assets	**9,536**	8,742	7,543
Amortization of prior service cost	**(20)**	(20)	(19)
Recognized net actuarial loss	**(2,703)**	(1,708)	(1,411)
Net periodic benefit cost	**$ (2,227)**	$ (1,305)	$ (2,411)
Change to net actuarial gain/(loss) for the period	**$30,409**	$(11,236)	$ (9,164)
Amortization of prior service cost	**20**	20	19
Amortization of net loss	**2,703**	1,708	1,411
Total recognized in other comprehensive income/(loss)	**33,132**	(9,508)	(7,734)
Total recognized in net benefit cost and other comprehensive income/(loss)	**$30,905**	$(10,813)	$(10,145)

The estimated prior service costs for the Pension Plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $20,000. There is no net actuarial (loss) expected to be recognized in the next fiscal year.

The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2013, 2012 and 2011 are listed below:

	2013	2012	2011
Discount rate	**4.47%**	5.18%	5.50%
Rate of compensation increase	**3.00%**	3.00%	3.00%
Expected long-term return on plan assets	**7.50%**	7.75%	7.75%

The Pension Plan maintains cash in a PNB savings account. The Pension Plan cash balance was $2.3 million at December 31, 2013.

GAAP defines fair value as the price that would be received by Park for an asset or paid by Park to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date, using the most advantageous market for the asset or liability. The fair values of equity securities, consisting of mutual fund investments and common stock (U.S. large cap) held by the Pension Plan and the fixed income and cash equivalents, are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The market value of Pension Plan assets at December 31, 2013 was $152.7 million. At December 31, 2013, $128.7 million of equity investments and cash in the Pension Plan were categorized as Level 1 inputs; $24.0 million of plan investments in corporate (U.S. large cap) and U.S. Government sponsored entity bonds were categorized as Level 2 inputs, as fair value was based on quoted market prices of comparable instruments; and no investments were categorized as Level 3 inputs. The market value of Pension Plan assets was $117.8 million at December 31, 2012. At December 31, 2012, $98.8 million of investments in the Pension Plan were categorized as Level 1 inputs; $18.9 million were categorized as Level 2; and no investments were categorized as Level 3.

The Corporation has a voluntary salary deferral plan covering substantially all of the employees of the Corporation and its subsidiaries. Eligible employees may contribute a portion of their compensation subject to a maximum statutory limitation. The Corporation provides a matching contribution established annually by the Corporation. Contribution expense for the Corporation was $1.1 million, $1.0 million, and $1.1 million for 2013, 2012 and 2011, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) covering certain key officers of the Corporation and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. The accrued benefit cost for the SERP totaled $6.8 million and $7.4 million for 2013 and 2012, respectively. The expense for the Corporation was $0.2 million for 2013, $0.3 million for 2012 and $0.6 million for 2011.

14. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

December 31 (In thousands)	2013	2012
Deferred tax assets:		
Allowance for loan losses	**$20,814**	$19,438
Accumulated other comprehensive loss – Pension Plan	**3,015**	14,611
Accumulated other comprehensive loss – Unrealized losses on securities	**16,057**	—
Intangible assets	**673**	697
Deferred compensation	**3,611**	3,750
OREO devaluations	**5,287**	4,855
Partnership adjustments	**3,793**	3,329
Other	**3,705**	2,973
Total deferred tax assets	**$56,955**	$49,653
Deferred tax liabilities:		
Accumulated other comprehensive income – unrealized gains on securities	**$ —**	$ 5,178
Deferred investment income	**10,199**	10,199
Pension Plan	**25,261**	25,517
Mortgage servicing rights	**3,154**	2,717
Other	**850**	646
Total deferred tax liabilities	**$39,464**	$44,257
Net deferred tax assets	**$17,491**	$ 5,396

Park performs an analysis to determine if a valuation allowance against deferred tax assets is required in accordance with GAAP. Prior to the sale of substantially all of its assets in February 2012, Vision was subject to income tax in Alabama and Florida. During 2011, Park recognized $6.1 million in state tax expense which was the charge necessary to write off the previously reported state operating loss carry-forward asset and other state deferred tax assets at Vision. Prior to the execution of the Vision Purchase Agreement with Centennial, management of Park had believed that a merger of Vision into PNB (the national bank subsidiary of Park) would enable Park to fully utilize the state net operating loss carry-forward asset recorded at Vision. The structure of the transactions contemplated by the Vision Purchase Agreement with Centennial did not allow either the buyer or the seller to benefit from the previously recorded net operating loss carry-forward asset at Vision to offset future taxable income; therefore, this asset was written off by Vision at December 31, 2011.

Management has determined that it is not required to establish a valuation allowance against remaining deferred tax assets in accordance with GAAP since it is more likely than not that the deferred tax assets will be fully utilized in future periods.

The components of the provision for federal and state income taxes are shown below:

December 31 (In thousands)	2013	2012	2011
Currently payable			
Federal	**$27,587**	$12,984	$ 5,949
State	**—**	—	—
Deferred			
Federal	**(2,456)**	12,717	22,378
State	**—**	—	8,382
Valuation allowance			
Federal	**—**	—	—
State	**—**	—	(2,294)
Total	**$25,131**	$25,701	$34,415

The following is a reconciliation of income tax expense to the amount computed at the statutory rate of 35% for the years ended December 31, 2013, 2012 and 2011.

December 31	2013	2012	2011
Statutory federal corporate tax rate	**35.0%**	35.0%	35.0%
Changes in rates resulting from:			
Tax-exempt interest income, net of disallowed interest	**(0.8)%**	(0.9)%	(1.0)%
Bank owned life insurance	**(1.7)%**	(1.6)%	(1.5)%
Tax credits (low income housing)	**(6.6)%**	(6.1)%	(5.2)%
State income tax expense, net of federal benefit	**—**	—	4.7%
Valuation allowance, net of federal benefit	**—**	—	(1.3)%
Other	**(1.3)%**	(1.8)%	(1.2)%
Effective tax rate	**24.6%**	24.6%	29.5%

Park and its Ohio-based subsidiaries do not pay state income tax to the state of Ohio, but pay a franchise tax based on their year-end equity. The franchise tax expense is included in the state tax expense and is shown in "state taxes" on Park's Consolidated Statements of Income. Vision did not record state income tax expense (benefit) in 2012.

Unrecognized Tax Benefits

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits.

(In thousands)	2013	2012	2011
January 1 Balance	**$517**	$485	$477
Additions based on tax positions related to the current year	**74**	74	70
Additions for tax positions of prior years	**4**	25	1
Reductions for tax positions of prior years	**—**	—	(3)
Reductions due to statute of limitations	**(77)**	(67)	(60)
December 31 Balance	**$518**	$517	$485

The amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in the future periods at December 31, 2013, 2012 and 2011 was $403,000, $404,000 and $378,000, respectively. Park does not expect the total amount of unrecognized tax benefits to significantly increase or decrease during the next year.

The (income)/expense related to interest and penalties recorded in the Consolidated Statements of Income for the years ended December 31, 2013, 2012 and 2011 was $(500), $4,500 and $2,500, respectively. The amount accrued for interest and penalties at December 31, 2013, 2012 and 2011 was $67,000, $67,500 and $63,000, respectively.

Park and its subsidiaries are subject to U.S. federal income tax. Some of Park's subsidiaries are subject to state income tax in the following states: Alabama, Florida, California and Kentucky. Park is no longer subject to examination by federal or state taxing authorities for the tax year 2009 and the years prior.

The 2007 and 2008 federal income tax returns of Park were recently under examination by the Internal Revenue Service. Additionally, the 2009 state of Ohio franchise tax return was recently under examination. The IRS examination closed in the first quarter of 2012 with no adjustments. The Ohio examination closed in 2011 with no material adjustments.

15. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components, net of tax, are shown in the following table for the years ended December 31, 2013, 2012 and 2011.

Year ended December 31 (In thousands)	Changes in Pension Plan Assets and Benefit Obligations	Unrealized Gains and Losses on Available-for-Sale Securities	Unrealized Net Holding Loss on Cash Flow Hedge	Total
Beginning balance at December 31, 2012	**$(27,134)**	**$ 9,616**	**$ —**	**$(17,518)**
Other comprehensive gain (loss) before reclassifications	**19,766**	**(39,448)**	**—**	**(19,682)**
Amounts reclassified from accumulated other comprehensive income	**1,770**	**11**	**—**	**1,781**
Net current period other comprehensive income (loss)	**21,536**	**(39,437)**	**—**	**(17,901)**
Ending balance at December 31, 2013	**$ (5,598)**	**$(29,821)**	**$ —**	**$(35,419)**
Beginning balance at December 31, 2011	$(20,954)	$ 12,673	$ (550)	$ (8,831)
Net current period other comprehensive income (loss)	(6,180)	(3,057)	550	(8,687)
Ending balance at December 31, 2012	$(27,134)	$ 9,616	$ —	$(17,518)
Beginning balance at January 1, 2011	$(15,927)	$ 15,121	$(1,062)	$ (1,868)
Net current period other comprehensive income (loss)	(5,027)	(2,448)	512	(6,963)
Ending balance at December 31, 2011	$(20,954)	$ 12,673	$ (550)	$ (8,831)

During the year ended December 31, 2013, there was $17,000 ($11,000 net of tax) reclassified out of accumulated other comprehensive income due to an other-than-temporary impairment charge on an available-for-sale security. This charge was recorded within miscellaneous expense on the Consolidated Statement of Income. During the year ended December 31, 2011, $28.8 million ($18.7 million after-tax) was reclassified out of accumulated other comprehensive income (loss) due to gains recognized in net income as the result of the sale of securities. These gains were recorded within net gain on sales of securities on the Consolidated Statement of Income.

The following table provides information concerning significant amounts reclassified out of accumulated other comprehensive income (loss) related to Pension Plan assets and benefit obligations for the year ended December 31, 2013:

Year Ended December 31, 2013 (In thousands)	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statement of Income
Amortization of defined benefit pension items		
Amortization of prior service cost	**$ 20**	Salaries and employee benefits
Amortization of net loss	**2,703**	Salaries and employee benefits
Total income before income taxes	**$2,723**	
Federal income taxes	**953**	
Net of tax	**$1,770**	

16. EARNINGS PER COMMON SHARE

GAAP requires the reporting of basic and diluted earnings per common share. Basic earnings per common share excludes any dilutive effects of options, warrants and convertible securities.

The following table sets forth the computation of basic and diluted earnings per common share:

Year ended December 31 (In thousands, except share data)	2013	2012	2011
Numerator:			
Net income available to common shareholders	**$77,227**	$75,205	$76,284
Denominator:			
Basic earnings per common share: Weighted-average shares	**15,412,365**	15,407,078	15,400,155
Effect of dilutive securities – stock options and warrants	**—**	1,063	1,291
Diluted earnings per common share: Adjusted weighted-average shares and assumed conversions	**15,412,365**	15,408,141	15,401,446
Earnings per common share:			
Basic earnings per common share	**$5.01**	$4.88	$4.95
Diluted earnings per common share	**$5.01**	$4.88	$4.95

As of December 31, 2011, options to purchase 74,020 common shares were outstanding under Park's 2005 Plan. All options had expired by December 31, 2012. A warrant to purchase 227,376 common shares was outstanding at December 31, 2011 as a result of Park's participation in the U.S. Treasury Capital Purchase Program ("CPP"). Park repurchased the CPP warrant on May 2, 2012. In addition, warrants to purchase an aggregate of 71,984 common shares were outstanding at December 31, 2010 as a result of the issuance of common shares and warrants to purchase common shares on December 10, 2010 (the "December 2010 Warrants"). The December 2010 Warrants expired in 2011, with no warrants being exercised, but have been considered in the 2011 diluted earnings per share calculation.

The common shares represented by the options and the December 2010 Warrants for the twelve months ended December 31, 2012 and 2011, totaling a weighted average of 63,308 and 126,292, respectively, were not included in the computation of diluted earnings per common share because the respective exercise prices exceeded the market value of the underlying common shares such that their inclusion would have had an anti-dilutive effect. The warrant to purchase 227,376 common shares issued under the CPP was included in the computation of diluted earnings per common share for the years ended December 31, 2012 and 2011, as the dilutive effect of this warrant was 1,063 and 1,291 common shares for the twelve month periods ended December 31, 2012 and December 31, 2011, respectively. The exercise price of the CPP warrant to purchase 227,376 common shares was $65.97.

There were no options or warrants outstanding to include in the calculation of diluted earnings per share for the year ended December 31, 2013.

17. DIVIDEND RESTRICTIONS

Bank regulators limit the amount of dividends a subsidiary bank can declare in any calendar year without obtaining prior approval. At December 31, 2013, approximately $65.6 million of the total shareholders' equity of PNB was available for the payment of dividends to the Corporation, without approval by the applicable regulatory authorities.

18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

The total amounts of off-balance sheet financial instruments with credit risk were as follows:

December 31 (In thousands)	2013	2012
Loan commitments	**$821,795**	$815,585
Standby letters of credit	**20,590**	22,961

The loan commitments are generally for variable rates of interest.

The Corporation grants retail, commercial and commercial real estate loans to customers primarily located in Ohio. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Although the Corporation has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the economic conditions in each borrower's geographic location and industry.

19. DERIVATIVE INSTRUMENTS

FASB ASC 815, *Derivatives and Hedging,* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by GAAP, the Company records all derivatives on the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivatives and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivatives is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified into earnings when the hedged transaction affects earnings, with any ineffective portion of changes in the fair value of the derivative recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction.

During the first quarter of 2008, the Company executed an interest rate swap to hedge a $25 million floating-rate subordinated note that was entered into by PNB during the fourth quarter of 2007. The Company's objective in using this derivative was to add stability to interest expense and to manage its exposure to interest rate risk. Our interest rate swap involved the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreement without exchange of the underlying principal amount, and was designated as a cash flow hedge. This interest rate swap matured on December 28, 2012. No hedge ineffectiveness on the cash flow hedge was recognized during the year ended December 31, 2012 or 2011.

For the year ended December 31, 2012, the change in the fair value of the interest rate swap reported in other comprehensive income was a gain of $550,000 (net of taxes of $296,000). There was zero balance related to the interest rate swap in accumulated other comprehensive income as of December 31, 2012.

As of December 31, 2013 and 2012, no derivatives were designated as cash flow hedges, fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes.

As of December 31, 2013 and December 31, 2012, Park had mortgage loan interest rate lock commitments (IRLCs) outstanding of approximately $5.2 million and $28.9 million, respectively. Park has specific contracts to sell each of these loans to a third-party investor. These loan commitments represent derivative instruments, which are required to be carried at fair value. The derivative instruments used are not designed as hedges under GAAP. The fair value of the derivative instruments was approximately $61,000 at December 31, 2013 and $372,000 at December 31, 2012. The fair value of the derivative instruments is included within loans held for sale and the corresponding income is included within non-yield loan fee income. Gains and losses resulting from expected sales of mortgage loans are recognized when the respective loan contract is entered into between the borrower, Park, and the third-party investor. The fair value of Park's mortgage IRLCs is based on current secondary market pricing.

In connection with the sale of Park's Class B Visa shares during the 2009 year, Park entered into a swap agreement with the purchaser of the shares. The swap agreement adjusts for dilution in the conversion ratio of Class B Visa shares resulting from certain Visa litigation. The fair value of the swap liability of $135,000 at both December 31, 2013 and 2012, is an estimate of the exposure based upon probability-weighted potential Visa litigation losses and consideration of the Visa settlement agreement announced on July 13, 2012 to resolve the Federal Multi-District Interchange Litigation.

20. LOAN SERVICING

Park serviced sold mortgage loans of $1,326 million at December 31, 2013, compared to $1,311 million at December 31, 2012 and $1,347 million at December 31, 2011. At December 31, 2013, $10.7 million of the sold mortgage loans were sold with recourse compared to $16.3 million at December 31, 2012. Management closely monitors the delinquency rates on the mortgage loans sold with recourse. As of December 31, 2013 and December 31, 2012, management had established a reserve of $1.0 million and $550,000, respectively, to account for future loan repurchases.

The amortization of mortgage loan servicing rights is included within "Other service income". Generally, mortgage servicing rights are capitalized and amortized on an individual sold loan basis. When a sold mortgage loan is paid off, the related mortgage servicing rights are fully amortized.

Activity for mortgage servicing rights and the related valuation allowance follows:

December 31 (In thousands)	2013	2012	2011
Mortgage servicing rights:			
Carrying amount, net, beginning of year	**$ 7,763**	$ 9,301	$10,488
Additions	**2,436**	3,399	1,659
Amortization	**(2,479)**	(3,634)	(2,573)
Change in valuation allowance	**1,293**	(1,303)	(273)
Carrying amount, net, end of year	**$ 9,013**	$ 7,763	$ 9,301
Valuation allowance:			
Beginning of year	**$ 2,324**	$ 1,021	$ 748
Change in valuation allowance	**(1,293)**	1,303	273
End of year	**$ 1,031**	$ 2,324	$ 1,021

The fair value of mortgage servicing rights at December 31, 2013 was established using a discount rate of 10% and constant prepayment speeds ranging from 6.6% to 22.5%.

Servicing fees included in other service income were $3.6 million, $3.6 million and $3.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

21. FAIR VALUE

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that Park uses to measure fair value are as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that Park has the ability to access as of the measurement date.
- Level 2: Level 1 inputs for assets or liabilities that are not actively traded. Also consists of an observable market price for a similar asset or liability. This includes the use of "matrix pricing" to value debt securities absent the exclusive use of quoted prices.
- Level 3: Consists of unobservable inputs that are used to measure fair value when observable market inputs are not available. This could include the use of internally developed models, financial forecasting and similar inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants at the balance sheet date. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and Park must use other valuation methods to develop a fair value. The fair value of impaired loans is typically based on the fair value of the underlying collateral, which is estimated through third-party appraisals or internal estimates of collateral values in accordance with Park's valuation requirements per its commercial and real estate loan policies.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2013 Using:

(In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/13
ASSETS				
Investment Securities				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ —	$525,136	$ —	$525,136
Obligations of states and political subdivisions	—	—	—	—
U.S. Government sponsored entities' asset-backed securities	—	648,471	—	648,471
Equity securities	1,900	—	759	2,659
Mortgage loans held for sale	—	1,666	—	1,666
Mortgage IRLCs	—	61	—	61
LIABILITIES				
Fair value swap	$ —	$ —	$135	$ 135

Fair Value Measurements at December 31, 2012 Using:

(In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/12
ASSETS				
Investment Securities				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ —	$695,727	$ —	$695,727
Obligations of states and political subdivisions	—	1,003	—	1,003
U.S. Government sponsored entities' asset-backed securities	—	415,502	—	415,502
Equity securities	1,442	—	780	2,222
Mortgage loans held for sale	—	25,743	—	25,743
Mortgage IRLCs	—	372	—	372
LIABILITIES				
Fair value swap	$ —	$ —	$135	$ 135

There were no transfers between Level 1 and Level 2 during 2013 or 2012. Management's policy is to transfer assets or liabilities from one level to another when the methodology to obtain the fair value changes such that there are more or fewer unobservable inputs as of the end of the reporting period.

The following methods and assumptions were used by the Company in determining fair value of the financial assets and liabilities discussed above:

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The Fair Value Measurements tables exclude Park's FHLB stock and FRB stock. These assets are carried at their respective redemption values, as it is not practicable to calculate their fair values. For securities where quoted prices or market prices of similar securities are not available, which include municipal securities, fair values are calculated using discounted cash flows.

Fair value swap: The fair value of the swap agreement entered into with the purchaser of the Visa Class B shares represents an internally developed estimate of the exposure based upon probability-weighted potential Visa litigation losses.

Mortgage Interest Rate Lock Commitments (IRLCs): IRLCs are based on current secondary market pricing and are classified as Level 2.

Mortgage loans held for sale: Mortgage loans held for sale are carried at their fair value. Mortgage loans held for sale are estimated using security prices for similar product types and, therefore, are classified in Level 2.

The table below is a reconciliation of the beginning and ending balances of the Level 3 inputs for the years ended December 31, 2013 and 2012, for financial instruments measured on a recurring basis and classified as Level 3:

Level 3 Fair Value Measurements (in thousands)	Equity Securities	Fair Value Swap
Balance at January 1, 2013	$780	$(135)
Total gains/(losses)		
Included in earnings – realized	(17)	—
Included in earnings – unrealized	—	—
Included in other comprehensive income	(4)	—
Purchases, sales, issuances and settlements, other, net	—	—
Re-evaluation of fair value swap	—	—
Balance at December 31, 2013	$759	$(135)
Balance at January 1, 2012	$763	$(700)
Total gains/(losses)		
Included in earnings – realized	(54)	—
Included in earnings – unrealized	—	—
Included in other comprehensive income	71	—
Purchases, sales, issuances and settlements, other, net	—	—
Re-evaluation of fair value swap	—	565
Balance at December 31, 2012	$780	$(135)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The following methods and assumptions were used by the Company in determining the fair value of assets and liabilities measured at fair value on a nonrecurring basis described below:

Impaired Loans: At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Impaired loans carried at fair value have been partially charged-off or receive specific allocations of the allowance for loan losses. For collateral dependent loans, fair value is generally based on real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments result in a Level 3 classification of the inputs for determining fair value. Collateral is then adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Additionally, updated valuations are obtained annually for all impaired loans in accordance with Company policy.

Other Real Estate Owned (OREO): Assets acquired through or in lieu of loan foreclosure are initially recorded at fair value less costs to sell when acquired. The carrying value of OREO is not re-measured to fair value on a recurring basis, but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs. Fair value is based on recent real estate appraisals and is updated at least annually. These appraisals may utilize a single valuation approach or a combination of approaches including the comparable sales approach and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral dependent impaired loans and OREO are performed by licensed appraisers. Appraisals are generally obtained to support the fair value of collateral. In general, there are two types of appraisals, real estate appraisals and lot development loan appraisals, received by the Company. These are discussed below:

- Real estate appraisals typically incorporate measures such as recent sales prices for comparable properties. Appraisers may make adjustments to the sales prices of the comparable properties as deemed appropriate based on the age, condition or general characteristics of the subject property. Management generally applies a 15% discount to real estate appraised values which management expects will cover all disposition costs (including selling costs). This 15% discount is based on historical discounts to appraised values on sold OREO properties.
- Lot development loan appraisals are typically performed using a discounted cash flow analysis. Appraisers determine an anticipated absorption period and a discount rate that takes into account an investor's required rate of return based on recent comparable sales. Management generally applies a 6% discount to lot development appraised values, which is an additional discount above the net present value calculation included in the appraisal, to account for selling costs.

MSRs: MSRs are carried at the lower of cost or fair value. MSRs do not trade in active, open markets with readily observable prices. For example, sales of MSRs do occur, but precise terms and conditions typically are not readily available. As such, management, with the assistance of a third-party specialist, determines fair value based on the discounted value of the future cash flows estimated to be received. Significant inputs include the discount rate and assumed prepayment speeds utilized. The calculated fair value is then compared to market values where possible to ascertain the reasonableness of the valuation in relation to current market expectations for similar products. Accordingly, MSRs are classified as Level 2.

The following tables present assets and liabilities measured at fair value on a nonrecurring basis. Collateral dependent impaired loans are carried at fair value if they have been charged down to fair value or if a specific valuation allowance has been established. A new cost basis is established at the time a property is initially recorded in OREO. OREO properties are carried at fair value if a devaluation has been taken to the property's value subsequent to the initial measurement.

The following table presents assets and liabilities measured at fair value on a nonrecurring basis:

Fair Value Measurements at December 31, 2013 Using: (In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/13
Impaired loans:				
Commercial real estate	$—	$ —	$21,100	$21,100
Construction real estate:				
SEPH commercial land and development	—	—	4,777	4,777
Remaining commercial	—	—	3,788	3,788
Residential real estate	—	—	4,154	4,154
Total impaired loans	**$—**	**$ —**	**$33,819**	**$33,819**
Mortgage servicing rights	$—	$ 2,259	$ —	$ 2,259
Other real estate owned:				
Construction real estate	—	—	11,041	11,041
Residential real estate	—	—	3,366	3,366
Commercial real estate	—	—	4,119	4,119
Total other real estate owned	**$—**	**$ —**	**$18,526**	**$18,526**

Fair Value Measurements at December 31, 2012 Using: (In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/12
Impaired loans:				
Commercial real estate	$—	$ —	$25,997	$25,997
Construction real estate:				
SEPH commercial land and development	—	—	12,832	12,832
Remaining commercial	—	—	8,113	8,113
Residential real estate	—	—	6,990	6,990
Total impaired loans	$—	$ —	$53,932	$53,932
Mortgage servicing rights	$—	$ 6,642	$ —	$ 6,642
Other real estate owned:				
Construction real estate	—	—	12,134	12,134
Residential real estate	—	—	4,307	4,307
Commercial real estate	—	—	3,485	3,485
Total other real estate owned	$—	$ —	$19,926	$19,926

Impaired loans had a recorded investment of $112.3 million at December 31, 2013, after partial charge-offs of $63.3 million. Additionally, these impaired loans had a specific valuation allowance of $10.5 million. Of the $112.3 million impaired loan portfolio at December 31, 2013, loans with a recorded investment of $41.0 million were carried at their fair value of $33.8 million, as a result of charge-offs of $49.0 million and a specific valuation allowance of $7.2 million. An additional specific valuation allowance of $3.3 million at December 31, 2013 was related to loans which were not collateral dependent and were thus not included in the fair value table above. The remaining $71.3 million of impaired loans were carried at cost, as the fair value of the underlying collateral or present value of expected future cash flows on each of these loans exceeded the recorded investment for each individual credit. At December 31, 2012, impaired loans had a recorded investment of $137.2 million, after partial charge-offs of $105.1 million. Additionally, these impaired loans had a specific valuation allowance of $8.3 million. Of the $137.2 million impaired loan portfolio at December 31, 2012, loans with a recorded investment of $59.0 million were carried at their fair value of $53.9 million as a result of partial charge-offs of $91.6 million and a specific valuation allowance for those loans carried at fair value of $5.1 million. An additional specific valuation allowance of $3.2 million at December 31, 2012 was related to loans which were not collateral dependent and were thus not included in the fair value table above. The remaining $78.2 million of impaired loans at December 31, 2012 were carried at cost. The financial impact of credit adjustments related to impaired loans carried at fair value during the years ended December 31, 2013, 2012 and 2011 was $8.1 million, $16.0 million, and $37.4 million, respectively.

MSRs, which are carried at the lower of cost or fair value, were recorded at $9.0 million at December 31, 2013. Of the $9.0 million MSR carrying balance at December 31, 2013, $2.3 million was recorded at fair value and included a valuation allowance of $1.0 million. The remaining $6.7 million was recorded at cost, as the fair value exceeded cost at December 31, 2013. At December 31, 2012, MSRs were recorded at $7.8 million, including a valuation allowance of $2.3 million. Income/(Expense) related to MSRs carried at fair value for the years ended December 31, 2013, 2012 and 2011 was $1.3 million, $(1.3) million and $(273,000), respectively.

Total OREO held by Park at December 31, 2013 and December 31, 2012 was $34.6 million and $35.7 million, respectively. Approximately 53% and 55% of OREO held by Park at December 31, 2013 and at December 31, 2012, respectively, was carried at fair value due to devaluations taken subsequent to the initial OREO measurement. At December 31, 2013 and December 31, 2012, the estimated fair value of OREO, less estimated selling costs, amounted to $18.5 million and $19.9 million, respectively. The financial impact of OREO fair value adjustments for the years ended December 31, 2013, 2012 and 2011 was $3.2 million, $6.9 million and $8.2 million, respectively.

The following tables present qualitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2013 and December 31, 2012:

(In thousands)	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
December 31, 2013				
Impaired loans:				
Commercial real estate	**$21,100**	Sales comparison approach	Adj to comparables	0.0% – 109.0% (22.8%)
		Income approach	Capitalization rate	8.0% – 12.5% (9.1%)
		Cost approach	Accumulated depreciation	11.7% – 65.0% (37.1%)
Construction real estate:				
SEPH commercial land and development	**4,777**	Sales comparison approach	Adj to comparables	0.0% – 96.0% (13.9%)
		Bulk sale approach	Discount rate	11.0% – 20.0% (14.9%)
Remaining commercial	**3,788**	Sales comparison approach	Adj to comparables	0.0% – 40.0% (22.4%)
		Bulk sale approach	Discount rate	11.0% – 20.0% (18.0%)
Residential real estate	**4,154**	Sales comparison approach	Adj to comparables	0.0% – 121.8% (14.9%)
		Income approach	Capitalization rate	7.8% – 10.0% (8.4%)
Other real estate owned:				
Commercial real estate	**4,119**	Sales comparison approach	Adj to comparables	0.0% – 140.0% (17.7%)
		Income approach	Capitalization rate	8.0% – 11.5% (9.6%)
		Cost approach	Accumulated depreciation	60.0% – 95.0% (80.0%)
Construction real estate	**11,041**	Sales comparison approach	Adj to comparables	0.0% – 484.0% (36.2%)
		Bulk sale approach	Discount rate	13.0% – 14.0% (13.6%)
Residential real estate	**3,366**	Sales comparison approach	Adj to comparables	0.0% – 273.0% (19.2%)
		Income approach	Capitalization rate	5.4% – 7.8% (7.4%)
December 31, 2012				
Impaired loans:				
Commercial real estate	$25,997	Sales comparison approach	Adj to comparables	0.0% – 116.0% (22.3%)
		Income approach	Capitalization rate	7.5% – 20.9% (10.1%)
		Cost approach	Accumulated depreciation	23..0% – 63.0% (50.4%)
Construction real estate:				
SEPH commercial land and development	12,832	Sales comparison approach	Adj to comparables	0.0% – 218.0% (31.9%)
		Bulk sale approach	Discount rate	11.0% – 55.0% (23.4%)
Remaining commercial	8,113	Sales comparison approach	Adj to comparables	0.0% – 75.0% (26.2%)
		Bulk sale approach	Discount rate	10.0% – 55.0% (18.3%)
Residential real estate	6,990	Sales comparison approach	Adj to comparables	0.0% – 178.0% (17.9%)
Other real estate owned:				
Commercial real estate	3,485	Sales comparison approach	Adj to comparables	0.0% – 67.0% (25.8%)
		Income approach	Capitalization rate	11.0% (11.0%)
		Bulk sale approach	Discount rate	13.0% (13.0%)
		Cost approach	Accumulated depreciation	40.9% – 90.0% (65.0%)
Construction real estate	12,134	Sales comparison approach	Adj to comparables	0.0% – 273.0% (34.0%)
		Income approach	Capitalization rate	8.5% (8.5%)
		Bulk sale approach	Discount rate	10.0% – 12.0% (10.8%)
Residential real estate	4,307	Sales comparison approach	Adj to comparables	1.0% – 61.0% (18.0%)
		Income approach	Capitalization rate	7.9% – 9.3% (8.7%)
		Cost approach	Accumulated depreciation	6.0% (6.0%)

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for assets and liabilities not discussed above:

Cash and cash equivalents: The carrying amounts reported in the Consolidated Balance Sheets for cash and short-term instruments approximate those assets' fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance sheet instruments: Fair values for the Corporation's loan commitments and standby letters of credit are based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amount and fair value are not material.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Long-term debt: Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long-term debt to a schedule of monthly maturities.

Subordinated debentures and notes: Fair values for subordinated debentures and notes are estimated using a discounted cash flow calculation that applies interest rate spreads currently being offered on similar debt structures to a schedule of monthly maturities.

The fair value of financial instruments at December 31, 2013 and December 31, 2012, was as follows:

Fair Value Measurements at December 31, 2013:

(In thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Financial assets:					
Cash and money market instruments	$ 147,030	$ 147,030	$ —	$ —	$ 147,030
Investment securities	1,358,327	1,900	1,361,009	759	1,363,668
Accrued interest receivable – securities	4,840	—	4,840	—	4,840
Accrued interest receivable – loans	13,495	—	—	13,495	13,495
Mortgage loans held for sale	1,666	—	1,666	—	1,666
Impaired loans carried at fair value	33,819	—	—	33,819	33,819
Mortgage IRLCs	61	—	61	—	61
Other loans	4,525,491	—	—	4,531,680	4,531,680
Loans receivable, net	$4,561,037	$ —	$ 1,727	$4,565,499	$4,567,226
Financial liabilities:					
Non-interest bearing checking accounts	$1,193,553	$1,193,553	$ —	$ —	$1,193,553
Interest bearing transaction accounts	1,145,525	1,145,525	—	—	1,145,525
Savings accounts	1,124,994	1,124,994	—	—	1,124,994
Time deposits	1,324,659	—	1,331,129	—	1,331,129
Other	1,263	1,263	—	—	1,263
Total deposits	$4,789,994	$3,465,335	$1,331,129	$ —	$4,796,464
Short-term borrowings	$ 242,029	$ —	$ 242,029	$ —	$ 242,029
Long-term debt	810,541	—	860,963	—	860,963
Subordinated debentures/notes	80,250	—	83,140	—	83,140
Accrued interest payable – deposits	1,366	16	1,350	—	1,366
Accrued interest payable – debt/borrowings	1,535	4	1,531	—	1,535
Derivative financial instruments:					
Fair value swap	$ 135	$ —	$ —	$ 135	$ 135

Fair Value Measurements at December 31, 2012:

(In thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Financial assets:					
Cash and money market instruments	$ 201,305	$ 201,305	$ —	$ —	$ 201,305
Investment securities	1,515,844	1,442	1,522,937	780	1,525,159
Accrued interest receivable – securities	6,122	—	6,122	—	6,122
Accrued interest receivable – loans	13,588	—	2	13,586	13,588
Mortgage loans held for sale	25,743	—	25,743	—	25,743
Impaired loans carried at fair value	53,932	—	—	53,932	53,932
Mortgage IRLCs	372	—	372	—	372
Other loans	4,314,738	—	—	4,348,705	4,348,705
Loans receivable, net	$4,394,785	$ —	$ 26,115	$4,402,637	$4,428,752
Financial liabilities:					
Non-interest bearing checking accounts	$1,137,290	$1,137,290	$ —	$ —	$1,137,290
Interest bearing transaction accounts	1,088,617	1,088,617	—	—	1,088,617
Savings accounts	1,038,356	1,038,356	—	—	1,038,356
Time deposits	1,450,424	—	1,458,793	—	1,458,793
Other	1,345	1,345	—	—	1,345
Total deposits	$4,716,032	$3,265,608	$1,458,793	$ —	$4,724,401
Short-term borrowings	$ 344,168	$ —	$ 344,168	$ —	$ 344,168
Long-term debt	781,658	—	861,466	—	861,466
Subordinated debentures/notes	80,250	—	79,503	—	79,503
Accrued interest payable – deposits	1,960	21	1,939	—	1,960
Accrued interest payable – debt/borrowings	1,499	8	1,491	—	1,499
Derivative financial instruments:					
Fair value swap	$ 135	$ —	$ —	$ 135	$ 135

22. CAPITAL RATIOS

At December 31, 2013 and 2012, the Corporation and PNB had Tier 1, total risk-based capital and leverage ratios which were well above both the required minimum levels of 4.00%, 8.00% and 4.00%, respectively, and the well-capitalized levels of 6.00%, 10.00% and 5.00%, respectively.

The following table indicates the capital ratios for Park and PNB at December 31, 2013 and December 31, 2012.

	2013			2012		
	Tier 1 Risk-Based	Total Risk-Based	Leverage	Tier 1 Risk-Based	Total Risk-Based	Leverage
Park National Bank	10.01%	11.78%	7.10%	9.28%	11.17%	6.43%
Park	13.27%	15.91%	9.48%	13.12%	15.77%	9.17%

Failure to meet the minimum requirements above could cause the Federal Reserve Board to take action. PNB is also subject to the capital requirements of its primary regulator, the OCC. As of December 31, 2013 and 2012, Park and PNB were well-capitalized and met all capital requirements to which each was then subject. There are no conditions or events since PNB's most recent regulatory report filings, that management believes have changed the risk categories for PNB.

The following table reflects various measures of capital for Park and PNB:

			To Be Adequately Capitalized		To Be Well Capitalized	
(In thousands)	Actual Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2013:						
Total risk-based capital (to risk-weighted assets)						
PNB	$545,144	11.78%	$370,198	8.00%	$462,747	10.00%
Park	754,605	15.91%	379,446	8.00%	N/A	N/A
Tier 1 risk-based capital (to risk-weighted assets)						
PNB	$463,015	10.01%	$185,099	4.00%	$277,648	6.00%
Park	629,410	13.27%	189,723	4.00%	N/A	N/A
Leverage ratio (to average total assets)						
PNB	$463,015	7.10%	$261,025	4.00%	$326,281	5.00%
Park	629,410	9.48%	265,633	4.00%	N/A	N/A
At December 31, 2012:						
Total risk-based capital (to risk-weighted assets)						
PNB	$502,680	11.17%	$359,971	8.00%	$449,964	10.00%
Park	732,413	15.77%	371,477	8.00%	N/A	N/A
Tier 1 risk-based capital (to risk-weighted assets)						
PNB	$417,690	9.28%	$179,986	4.00%	$269,978	6.00%
Park	609,411	13.12%	185,739	4.00%	N/A	N/A
Leverage ratio (to average total assets)						
PNB	$417,690	6.43%	$259,769	4.00%	$324,711	5.00%
Park	609,411	9.17%	265,719	4.00%	N/A	N/A

23. SEGMENT INFORMATION

The Corporation is a financial holding company headquartered in Newark, Ohio. Prior to February 16, 2012, the operating segments for the Corporation were its two chartered bank subsidiaries, PNB (headquartered in Newark, Ohio) and Vision (headquartered in Panama City, Florida). On February 16, 2012, Vision sold certain assets and liabilities to Centennial (See Note 3 of these Notes to Consolidated Financial Statements). Promptly following the closing of the transaction, Vision surrendered its Florida banking charter to the Florida Office of Financial Regulation and became a non-bank Florida corporation. The Florida Corporation merged with and into a wholly-owned non-bank subsidiary of Park, SEPH, with SEPH being the surviving entity. The closing of this transaction prompted Park to add SEPH as a reportable segment. Additionally, due to the increased significance of the entity, GFSC was added as a reportable segment in the first quarter of 2012.

GAAP requires management to disclose information about the different types of business activities in which a company engages and also information on the different economic environments in which a company operates, so that the users of the financial statements can better understand a company's performance, better understand the potential for future cash flows, and make more informed judgments about the company as a whole. Park's current operating segments are in line with GAAP as: (i) discrete financial information is available for each operating segment and (ii) the segments are aligned with internal reporting to Park's Chief Executive Officer, who is the chief operating decision maker.

Operating results for the year ended December 31, 2013 (In thousands)

	PNB	VB	GFSC	SEPH	All Other	Total
Net interest income (loss)	$ 210,781	$ —	$ 8,741	$ (1,325)	$ 2,828	$ 221,025
Provision for (recovery of) loan losses	14,039	—	1,175	(11,799)	—	3,415
Other income	70,841	—	11	1,956	469	73,277
Other expense	165,665	—	3,133	12,211	7,520	188,529
Income (loss) before taxes	101,918	—	4,444	219	(4,223)	102,358
Income taxes (benefit)	26,324	—	1,556	77	(2,826)	25,131
Net income (loss)	$ 75,594	$ —	$ 2,888	$ 142	$ (1,397)	$ 77,227
Balances at December 31, 2013:						
Assets	$6,524,098	$ —	$ 47,115	$ 72,781	$ (5,647)	$6,638,347
Loans	4,559,406	—	47,228	38,014	(24,143)	4,620,505
Deposits	4,896,405	—	7,159	—	(113,570)	4,789,994

Operating results for the year ended December 31, 2012 (In thousands)

	PNB	VB	GFSC	SEPH	All Other	Total
Net interest income (loss)	$ 221,758	$ —	$ 9,156	$ (341)	$ 4,742	$ 235,315
Provision for loan losses	16,678	—	859	17,882	—	35,419
Other income	70,739	—	—	21,431	233	92,403
Other expense	156,516	—	2,835	22,032	6,585	187,968
Income (loss) before taxes	119,303	—	5,462	(18,824)	(1,610)	104,331
Income taxes (benefit)	32,197	—	1,912	(6,603)	(1,805)	25,701
Net income (loss)	$ 87,106	$ —	$ 3,550	$ (12,221)	$ 195	$ 78,630
Balances at December 31, 2012:						
Assets	$6,502,579	$ —	$ 49,926	$104,428	$(14,130)	$6,642,803
Loans	4,369,173	—	50,082	59,178	(28,111)	4,450,322
Deposits	4,814,107	—	8,358	—	(106,433)	4,716,032

Operating results for the year ended December 31, 2011 (In thousands)

	PNB	VB	GFSC	SEPH	All Other	Total
Net interest income (loss)	$ 236,282	$ 27,078	$ 8,693	$ (974)	$ 2,155	$ 273,234
Provision for loan losses	30,220	31,052	2,000	—	—	63,272
Other income (loss)	90,982	6,617	—	(3,039)	350	94,910
Other expense	146,235	31,379	2,506	1,082	7,115	188,317
Income (loss) before taxes	150,809	(28,736)	4,187	(5,095)	(4,610)	116,555
Income taxes (benefit)	43,958	(6,210)	1,466	(1,784)	(3,015)	34,415
Net income (loss)	$ 106,851	$ (22,526)	$2,721	$ (3,311)	$ (1,595)	$ 82,140
Balances at December 31, 2011:						
Assets	$6,281,747	$650,935	$ 46,682	$ 34,989	$(42,108)	$6,972,245
Assets held for sale (1)	—	382,462	—	—	—	382,462
Loans	4,172,424	123,883	47,111	—	(26,319)	4,317,099
Deposits	4,611,646	32	8,013	—	(154,577)	4,465,114
Liabilities held for sale (2)	—	536,186	—	—	—	536,186

(1) The assets held for sale represent the loans and other assets at Vision that were sold in the first quarter of 2012.

(2) The liabilities held for sale represent the deposits and other liabilities at Vision that were sold in the first quarter of 2012.

The following is a reconciliation of financial information for the reportable segments to the Corporation's consolidated totals:

(In thousands)	Net Interest Income	Depreciation Expense	Other Expense	Income Taxes	Assets	Deposits
2013:						
Totals for reportable segments	**$218,197**	**$7,315**	**$173,694**	**$27,957**	**$6,643,994**	**$4,903,564**
Elimination of intersegment items	**8,659**	**—**	**—**	**—**	**(30,369)**	**(113,570)**
Parent Co. totals – not eliminated	**(5,831)**	**—**	**7,520**	**(2,826)**	**24,722**	**—**
Totals	**$221,025**	**$7,315**	**$181,214**	**$25,131**	**$6,638,347**	**$4,789,994**
2012:						
Totals for reportable segments	$230,573	$6,954	$174,429	$27,506	$6,656,933	$4,822,465
Elimination of intersegment items	8,558	—	—	—	(35,639)	(106,433)
Parent Co. totals – not eliminated	(3,816)	—	6,585	(1,805)	21,509	—
Totals	$235,315	$6,954	$181,014	$25,701	$6,642,803	$4,716,032
2011:						
Totals for reportable segments	$271,079	$7,583	$173,619	$37,430	$7,014,353	$4,619,691
Elimination of intersegment items	4,492	—	—	—	(63,243)	(154,577)
Parent Co. totals – not eliminated	(2,337)	—	7,115	(3,015)	21,135	—
Totals	$273,234	$7,583	$180,734	$34,415	$6,972,245	$4,465,114

24. PARENT COMPANY STATEMENTS

The Parent Company statements should be read in conjunction with the consolidated financial statements and the information set forth below.

Investments in subsidiaries are accounted for using the equity method of accounting.

The effective tax rate for the Parent Company is substantially less than the statutory rate due principally to tax-exempt dividends from subsidiaries.

Cash represents non-interest bearing deposits with PNB.

Net cash provided by operating activities reflects cash payments (received from subsidiaries) for income taxes of $2.54 million, $4.54 million and $4.21 million in 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, shareholders' equity reflected in the Parent Company balance sheet includes $196.0 million and $173.1 million, respectively, of undistributed earnings of the Corporation's subsidiaries which are restricted from transfer as dividends to the Corporation.

Balance Sheets

December 31, 2013 and 2012

(In thousands)	2013	2012
Assets:		
Cash	**$106,942**	$ 98,726
Investment in subsidiaries	**582,992**	589,523
Debentures receivable from PNB	**25,000**	30,000
Other investments	**2,297**	2,133
Other assets	**21,984**	19,639
Total assets	**$739,215**	$740,021
Liabilities:		
Subordinated notes	**80,250**	80,250
Other liabilities	**7,218**	9,405
Total liabilities	**87,468**	89,655
Total shareholders' equity	**651,747**	650,366
Total liabilities and shareholders' equity	**$739,215**	$740,021

Statements of Income

for the years ended December 31, 2013, 2012 and 2011

(In thousands)	2013	2012	2011
Income:			
Dividends from subsidiaries	**$15,000**	$ 197,000	$105,000
Interest and dividends	**8,659**	10,027	5,643
Other	**531**	232	385
Total income	**24,190**	207,259	111,028
Expense:			
Other, net	**13,413**	11,869	10,639
Total expense	**13,413**	11,869	10,639
Income before federal taxes and equity in undistributed income (losses) of subsidiaries	**10,777**	195,390	100,389
Federal income tax benefit	**2,826**	1,806	3,016
Income before equity in undistributed income (losses) of subsidiaries	**13,603**	197,196	103,405
Equity in undistributed income (losses) of subsidiaries	**63,624**	(118,566)	(21,265)
Net income	**$77,227**	$ 78,630	$ 82,140

Statements of Cash Flows

for the years ended December 31, 2013, 2012 and 2011

(In thousands)	2013	2012	2011
Operating activities:			
Net income	**$ 77,227**	$ 78,630	$ 82,140
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed (income)/losses of subsidiaries	**(63,624)**	118,566	21,265
Compensation expense for issuance of treasury stock to directors	**850**	407	—
Decrease in other assets	**(2,215)**	5,748	8,268
Increase (decrease) in other liabilities	**(3,030)**	1,724	(7,875)
Net cash provided by operating activities	**9,208**	205,075	103,798
Investing activities:			
Purchase of investment securities	**—**	—	(250)
Capital contribution to subsidiary	**(45,000)**	(45,000)	(36,000)
Purchase of debentures receivable from subsidiaries	**—**	(115,000)	(30,000)
Repayment of debentures receivable from subsidiaries	**101,960**	52,000	—
Net cash provided by (used in) investing activities	**56,960**	(108,000)	(66,250)
Financing activities:			
Cash dividends paid	**(57,949)**	(60,154)	(62,907)
Payment to repurchase warrants	**—**	(2,843)	—
Payment to repurchase preferred shares	**—**	(100,000)	—
Proceeds from issuance of subordinated notes	**—**	30,000	—
Cash payment for fractional shares	**(3)**	(2)	(2)
Net cash used in financing activities	**(57,952)**	(132,999)	(62,909)
Increase/(decrease) in cash	**8,216**	(35,924)	(25,361)
Cash at beginning of year	**98,726**	134,650	160,011
Cash at end of year	**$106,942**	$ 98,726	$134,650

25. PARTICIPATION IN THE U.S. TREASURY CAPITAL PURCHASE PROGRAM (CPP)

On December 23, 2008, Park issued $100 million of Fixed-Rate Cumulative Perpetual Preferred Shares, Series A, with a liquidation preference of $1,000 per share (the "Series A Preferred Shares"), associated with Park's participation in the CPP. As part of its participation in the CPP, Park also issued a warrant to the U.S. Treasury to purchase 227,376 common shares (the "Warrant").

On April 25, 2012, Park entered into a Letter Agreement with the U.S. Treasury pursuant to which Park repurchased the 100,000 Series A Preferred Shares for a purchase price of $100 million plus a pro rata accrued and unpaid dividend. Total consideration of $101.0 million included accrued and unpaid dividends of $1.0 million. In addition to the accrued and unpaid dividends of $1.0 million, the charge to retained earnings, resulting from the repurchase of the Series A Preferred Shares, was $1.6 million on April 25, 2012.

On May 2, 2012, Park entered into a Letter Agreement pursuant to which Park repurchased from the U.S. Treasury the Warrant to purchase 227,376 Park common shares in full for consideration of $2.8 million, or $12.50 per Park common share.

NOTES

NOTES

NOTES

PARK NATIONAL CORPORATION

Post Office Box 3500
Newark, Ohio 43058-3500
740.349.8451
ParkNationalCorp.com